     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1998
                                           REGISTRATION STATEMENT NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                                 MONROE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                   5141-02                  04-3411833
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                                ---------------

                           8 CEDAR STREET, SUITE 54A
                          WOBURN, MASSACHUSETTS 01801
                                (781) 933-3998
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                JAMES L. MONROE
                                   PRESIDENT
                                 MONROE, INC.
                           8 CEDAR STREET, SUITE 54A
                          WOBURN, MASSACHUSETTS 01801
                                (781) 933-3998
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                                   Copy to:

                             STUART M. CABLE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                EXCHANGE PLACE
                       BOSTON, MASSACHUSETTS 02109-2881
                                (617) 570-1000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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                                                 PROPOSED
           TITLE OF EACH CLASS OF            MAXIMUM AGGREGATE    AMOUNT OF
        SECURITIES TO BE REGISTERED          OFFERING PRICE(1) REGISTRATION FEE
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Common Stock, par value $.01 per share.....    $100,000,000        $29,500

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933, as amended.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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                               EXPLANATORY NOTE

  This Registration Statement contains a Prospectus relating to an offering in the United States and Canada (the "U.S. Offering") of an aggregate of shares of Common Stock (the "Common Stock"), together with separate Prospectus pages relating to a concurrent offering outside of the United States and Canada (the "International Offering," and, together with the U.S. Offering,
the "Offering") of an aggregate of     shares of Common Stock. The complete
Prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such Prospectus are the following alternate pages for the International Offering: a front cover page, a "Certain United States Tax Consequences to Non-U.S. Holders of Common Stock" section, an "Underwriting" section and a back cover page. All other pages of the Prospectus for the U.S. Offering are identical and are to be used for both the U.S. Offering and the International Offering. The Registrant will change its name to "Merkert American Corporation" subsequent to the date of this filing.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED        , 1998
PROSPECTUS

                                        SHARES
                                  MONROE, INC.
                                  COMMON STOCK

                                  -----------

  All of the     shares of Common Stock offered hereby are being sold by
Monroe, Inc. (the "Company"). Of the     shares of Common Stock offered hereby,
    are being offered for sale initially in the United States and Canada by
U.S. Underwriters to be selected by the Company and     shares are being
offered for sale initially in a concurrent offering outside the United States and Canada by International Managers to be selected by the Company. The initial public offering price and the underwriting discount per share will be identical for both offerings. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $   and $   per share. For a discussion relating to factors to be
considered in determining the initial public offering price, see "Underwriting." Application will be made to list the Common Stock on the New York Stock Exchange under the symbol "MKR."

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
 Per Share................................    $            $            $
--------------------------------------------------------------------------------
 Total(3).................................  $            $           $

--------------------------------------------------------------------------------
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(1) The Company will agree to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $  .
(3) The Company will grant to the U.S. Underwriters and the International
    Managers options to purchase up to an additional     and     shares of
    Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $  , $   and $  , respectively. See
    "Underwriting."

                                  -----------


                                  -----------

                  The date of this Prospectus is      , 1998.

    [Map of United States showing territory covered by the Company and the location of the Company's facilities]

                                  [ART WORK]
                 [Other art work to be provided by amendment]


  Certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

  Prior to or upon consummation of the Offering, Monroe, Inc. will change its name to Merkert American Corporation. Unless the context otherwise requires, all references to the "Company" herein mean Monroe, Inc., including its subsidiaries, after the Combination (as defined herein). References to the Company's business prior to the Combination mean the business of each of Merkert Enterprises, Inc. and Rogers-American Company, Inc., including each of their respective subsidiaries. See "The Combination."

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all share, per share and financial information in this Prospectus
(a) has been adjusted to give effect to the Combination, (b) assumes an initial public offering price of $ per share, (c) assumes no exercise of the Underwriters' over-allotment options and (d) does not include shares issuable upon exercise of outstanding options or reserved for issuance pursuant to the Company's stock option and incentive plan. See "Underwriting," "Management-- 1998 Stock Option and Incentive Plan" and "Description of Capital Stock."

                                  THE COMPANY

  Monroe, Inc. is a leading food brokerage firm providing outsourced sales, merchandising and marketing services to manufacturers, suppliers and producers of food products and consumer goods ("Manufacturers"). The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with retailers and wholesalers ("Retailers"). The Company's principal source of revenues is commissions that it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  The Company has long-standing relationships with many of its Manufacturers, including Dean Foods/Birds Eye (41 years), H.J. Heinz (24 years), Minute Maid (44 years), Ocean Spray (29 years) and Pillsbury (19 years). Key Retailer relationships include C&S Wholesale Grocers, Inc., Food Lion Supermarkets, Giant Foods, Hannaford Brothers, Kroger, Publix Supermarkets, Royal Ahold (including Stop & Shop and Bi-Lo), Safeway, Wakefern (Shop Rite) and Winn-Dixie. The Company represents approximately 750 Manufacturers and more than 70,000 food and non-food stock-keeping units ("SKUs").

  Since 1994, the Company has acquired and successfully integrated 21 companies, resulting in coverage of new geographic markets and expanded representation of Manufacturers' product offerings within existing markets. The Company's strategic acquisition plan includes the selection, acquisition and management of acquisition candidates in industry segments, including the retail food brokerage, food service brokerage and private label brokerage business segments.

  The Company will be the first publicly held food broker in the United States. The Company is one of the three largest food brokers in the United States and believes that it is the largest food broker in the eastern United States. The Company is the only food broker with comprehensive geographic coverage of the eastern United States and the capability to provide service throughout that region to the region's largest Retailers. The eastern United States is the most concentrated retail store region in the United States and represents approximately 43% of national food store sales. The Company has 36 offices servicing Retailers in 22 states. In 1997, the Company had pro forma combined revenue of approximately $227.9 million and pro forma combined net income of approximately $9.2 million.

INDUSTRY OVERVIEW

  The Company estimates, based on information published by industry sources, that the food brokerage industry in the United States had annual commission revenues of approximately $6 billion in 1997. Food brokers serve Manufacturers, Retailers and food service providers. Retail food brokers represent approximately 3,200 Manufacturers that produce more than 100,000 food and non-food SKUs, which are sold to approximately 128,000 grocery stores, including chain and independent supermarkets, convenience stores, wholesale clubs and other stores ("Grocery Stores") and more than 700 wholesalers nationwide. The industry includes three types of food brokers, as follows:

  Retail Food Brokers. Manufacturers of branded food and non-food products use retail food brokers as a cost effective alternative to a direct sales force and rely on retail food brokers to provide local market penetration, integrated brand and category-management as well as access to local merchandising data. Retail food brokers typically perform two types of services on behalf of
Manufacturers: headquarters functions and retail store functions.

  Headquarters functions include services provided to both Manufacturers and Retailers at the headquarters level. Retail food brokers conduct business development activities including sales calls and new product introductions to Retailers on behalf of Manufacturers. Retail food brokers also assist Manufacturers in developing, reviewing and executing annual marketing plans. Other headquarters services include order management, supervision of shelf space management, the coordination of Manufacturers' promotional spending, and facilitating the resolution of billing issues between Manufacturers and Retailers. In connection with the implementation of category management at the Retailers' headquarters level, retail food brokers assist Retailers by gathering and analyzing demographic, consumer, and store sales information utilized in the management of product categories as strategic business units.

  Retail store functions generally include execution of sales plans for Manufacturers' products at the store level by assisting in merchandising, shelf and display management, new store set-ups, implementation of promotional plans, and placement of point-of-sale coupons, signs and other information. Retail food brokers also assist Retailers with coupon and advertising programs, quality assurance and technical training (primarily in relation to prepared foods). In addition, retail food brokers assist Retailers and Manufacturers in the collection, analysis and application of retail sales data.

  The retail food brokerage industry has been growing as food brokers represent an increasing percentage of the volume of all commodities (the "ACV") sold through Grocery Stores. In 1997, the percentage of ACV sold through Grocery Stores was 55% compared to 45% in 1985. The food industry is non-cyclical, and according to Progressive Grocer, Grocery Store revenues, of which an increasing portion is represented by food brokers, have grown from approximately $292 billion in 1985 to $436 billion in 1997, representing a compound annual growth rate of approximately 4% per year.

  The Company believes that the retail food brokerage industry is highly fragmented and is experiencing significant consolidation. In the past ten years, the number of food brokerage firms has decreased from 2,500 to 1,100, while the number of sales representatives employed by such firms increased from 35,000 to 42,000. There are three multi-regional food brokerage firms, including the Company, each with approximately 3% market share. Additionally, there are 12 to 15 large regional food brokerage firms in the United States. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or earn-out agreements.

  The Company believes that the consolidation of food brokers is primarily the result of a desire by Manufacturers and Retailers to manage their businesses more efficiently and effectively by reducing the number of brokers they interact with in a given region. Additionally, Management believes that consolidation within the food brokerage industry is being driven, in part, by the consolidation of Retailers and Manufacturers and the increasing demand for the application of more sophisticated information technology on the part of food brokers.

  Food Service Brokers. Food service providers include operators of restaurants, school and hospital cafeterias and other similar establishments. The food service business also includes prepared meals sold at convenience stores. Food brokers sell Manufacturers' products to food service providers through a number of means, including headquarters sales calls and the representation of Manufacturers' products at trade shows. The food service segment of the industry has experienced significant growth in recent years as an increasing percentage of consumer spending for food in the United States has shifted to meals away from home.

  Private Label Food Brokers. Private label food brokers work with Manufacturers to develop and manage private label programs. A food broker's responsibilities in connection with a private label program may include procurement and inventory management and in-store delivery of private label products. The private label segment has been a substantial growth segment for Retailers and represented 20% of supermarket food sales in 1997.

BUSINESS STRATEGY

  The Company's objective is to become the leading national provider of outsourced sales, merchandising and marketing services to Manufacturers, Retailers and food service providers throughout the United States. The Company's business strategy is comprised of the following key elements:

  Expand Current and Develop New Manufacturer Relationships. The Company seeks to increase its representation of existing Manufacturers' product lines by representing Manufacturers' products in new geographic markets and non-supermarket trade channels, including mass merchandisers, food service providers, membership warehouses, drug stores and convenience stores. The Company also seeks to increase the range of products it represents on behalf of the Manufacturers it currently serves and enter into new relationships with Manufacturers.

  Provide Effective Marketing Support and Valuable Category Management Technology. The Company's marketing expertise, combined with its proprietary information technology system, allows it to utilize local demographic information and information about retail store level conditions to understand consumer purchasing preferences in local markets. As a result, the Company is able to develop and implement targeted consumer sales promotions for its Manufacturers' products. The Company also deploys category analysts who use local sales data to assist Retailers with shelf schematics, category layouts and total store space management.

  Growth Through Strategic Acquisitions. The Company intends to pursue strategic acquisitions in the food brokerage industry. Since 1994, the Company has acquired and successfully integrated 21 companies, resulting in coverage of new geographic regions and expanded representation of Manufacturer product offerings in existing markets. The Company's plans include the selection, acquisition and management of businesses in the following brokerage market segments:

  . Retail: A key element of the Company's acquisition strategy is to expand its geographic coverage by acquiring existing retail food brokerage firms in new geographic markets. The Company also seeks acquisition candidates that conduct business within the Company's existing territory and offer the Company the opportunity to expand its representation of Manufacturers and product categories and its coverage of Retailers within existing markets. The Company also seeks acquisitions that will enable it to represent additional product categories and cover additional distribution channels. In particular, the Company believes that health and beauty care and general merchandise brokerage and bakery, deli, meat, seafood, floral and produce brokerage have significant growth potential. The Company also plans to cover convenience stores in its strategy, as it believes convenience stores will account for an increasingly larger portion of food sales as sales of meal replacements and traditional grocery items continue to grow.

  . Food Service: Sales to entities in the food service segment of the food industry currently represent a small part of the Company's business. The Company believes that it will be able to expand its operations within the fragmented food service segment through the acquisition of existing food service brokers who sell Manufacturers' products to food service providers.

  . Private Label: The Company believes that the private label food brokerage segment is currently fragmented and that the Company can further develop its private label operations through targeted acquisitions of private label food brokers within this growing segment of the food industry.

  The Company believes that its acquisition strategy will enable it to:

  . Strengthen Market Presence: By expanding its geographic coverage, the Company will be able to offer Manufacturers more extensive and better coordinated coverage of Retailers who operate across geographic regions. As the Company expands the portion of a given Manufacturer's sales it represents, it will be better positioned to meet Manufacturers' needs by providing a wide range of services across a broader geographic area. This will enable Manufacturers to increase the effectiveness of their marketing programs and reduce the costs associated with managing their brokerage networks by using fewer food brokerage companies.

  . Benefit from Increased Economies of Scale: As the Company expands the number of Manufacturers and product lines it represents, it expects to realize certain economies which will result from the low incremental cost of representing additional Manufacturers and product lines. The Company also expects to recognize certain economies of scale as the Company expands its operations to cover a larger geographic region.

  . Improve Operating Efficiencies: The Company believes that as it integrates acquired companies it will be able to eliminate certain duplicative operations, facilities and personnel. The Company expects to realize cost savings through the consolidation of certain administrative functions.

  Increase Private Label Brokerage. The Company has a division that specializes in the development, procurement and inventory management of private label frozen products, including fruits, vegetables and other products on behalf of certain Retailers. The Company's private label division currently works in conjunction with Retailers such as A&P, Price Chopper, Publix and Royal Ahold (including Stop & Shop and Bi-Lo). The increasing geographic coverage of the Company will provide the Company with the opportunity to offer private label services to more Retailers and retail locations.

COMPANY HISTORY

  Prior to or upon the consummation of the Offering, Monroe, Inc. will acquire in separate transactions (collectively, the "Combination") Merkert Enterprises, Inc., a Massachusetts corporation ("Merkert"), and Rogers-American Company, Inc., a North Carolina corporation ("Rogers"). Prior to the Offering, the Company's business was conducted through Merkert and Rogers. See "Certain Transactions--Organization of the Company" and "The Combination."

  Merkert has operated as a food broker in the northeastern and mid-Atlantic regions of the United States since 1950. In 1997, Merkert had total revenues of approximately $147.4 million, the principal source of which was commissions it received from Manufacturers. Merkert also manages private label programs on behalf of selected Retailers. Merkert has grown through both internally generated growth and through acquisitions, having successfully acquired and integrated six smaller food brokers since 1994.

  Rogers has operated as a food broker in the southeastern region of the United States since 1934. In 1997, Rogers had total revenues of approximately $83.0 million, all of which was derived from commissions it received from Manufacturers. Rogers has grown through both internally generated growth and through acquisitions, having successfully acquired and integrated 15 smaller food brokers since 1994.

  The Company is a Delaware corporation with its executive offices located at 8 Cedar Street, Suite 54A, Woburn, Massachusetts 01801. The Company's telephone number is (781) 933-3998.

                                  THE OFFERING

  The offering of      shares of the Company's Common Stock, par value $.01 per
share, in the United States and Canada (the "U.S. Offering") and the offering
of      shares of Common Stock outside the United States and Canada (the
"International Offering") are collectively referred to herein as the "Offering."

 Common Stock offered by the Company................      shares
 Common Stock to be outstanding after the Offering..      shares(1)
 Use of proceeds.................................... The net proceeds to be received by the Company
                                                     will be used to finance,
                                                     in part, the Combination,
                                                     to repay certain
                                                     indebtedness of the
                                                     Company, to pay for the
                                                     buyout of certain
                                                     obligations of Merkert and
                                                     Rogers, and for general
                                                     corporate purposes. See
                                                     "Use of Proceeds."
 Proposed New York Stock Exchange symbol............ MKR

--------
(1) Includes    shares of Common Stock to be issued to the stockholders of
    Merkert and Rogers, respectively, in connection with the Combination.
    Excludes (i)     shares of Common Stock issuable upon exercise of
    outstanding stock options granted pursuant to the Company's 1998 Stock
    Option and Incentive Plan (the "1998 Stock Plan") and (ii)    shares of
    Common Stock available for future grants under the 1998 Stock Plan. See "Management--1998 Stock Option and Incentive Plan." At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, and employees of the Company and certain distributors, dealers, business associates and related persons. See "Underwriting."

                                  RISK FACTORS

  Purchasers of Common Stock in the Offering should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The Company has conducted operations to date only in connection with the Combination and the Offering, and will acquire Merkert and Rogers simultaneously with and as a condition to the consummation of the Offering. For financial statement presentation purposes, the Company has been designated as the accounting acquirer. The following table presents summary pro forma combined financial data of the Company, as adjusted for: (i) the consummation of the Combination; (ii) certain pro forma adjustments to the historical financial statements of Merkert and Rogers; and (iii) the consummation of the Offering and the application of the net proceeds therefrom. The unaudited pro forma combined financial data set forth do not proport to represent the Company's combined results of operation or financial position for any future period. The summary combined financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Unaudited Pro Forma Combined Financial Statements, Merkert's and Rogers' financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                 YEAR ENDED     THREE MONTHS
                                                DECEMBER 31,   ENDED MARCH 31,
                                                    1997            1998
                                                ------------   ---------------
      STATEMENTS OF OPERATING DATA
       (1)(2)(3)(4):
      Commissions..............................   $184,759        $ 44,499
      Sales....................................     43,105          12,424
                                                  --------        --------
      Revenues.................................    227,864          56,923
      Cost of sales............................     39,027          11,420
      Selling, general and administrative
       expense.................................    163,153          39,496
      Depreciation and amortization............      5,894           1,471
                                                  --------        --------
      Operating Income.........................     19,790           4,536
      Interest expense.........................      3,029             604
      Other (income) expense, net..............        (79)            103
                                                  --------        --------
      Income before income taxes...............     16,840           3,829
      Net Income...............................      9,176           2,063
                                                  --------        --------
      Basic net income per share...............
                                                  --------        --------
      Shares used in computing net income per
       share (5)...............................
                                                  --------        --------
      Diluted income per share.................
                                                  --------        --------
      Shares and potential dilutive securities
       used in computing diluted earnings per
       share...................................
                                                  --------        --------
      OTHER FINANCIAL DATA:
      EBITDA (6)...............................   $ 25,684        $  6,007
                                                  --------        --------
                                                    AS OF MARCH 31, 1998
                                                 PRO FORMA           AS
                                                COMBINED(7)      ADJUSTED(8)
                                                ------------   ---------------
      BALANCE SHEET DATA
      Working capital (deficit)................   $(98,621)(9)    $  8,879
      Total assets.............................    181,599         194,025
      Total long term debt, net of current
       portion.................................     30,477          30,477
      Stockholders' equity.....................     28,115         125,615

                      FOOTNOTES FOR SUMMARY FINANCIAL DATA

(1) The pro forma combined statements of operating data assume that the Combinations and the Offering took place on January 1, 1997 and are not necessarily indicative of the results the Company would have obtained had these events actually occurred on that date or of the Company's future results.

(2) Includes $3,600 for the twelve months ended December 31, 1997 and $900 for the three months ended March 31, 1998 of amortization of goodwill to be recorded as a result of the Combinations computed on a basis described in the Notes to Unaudited Pro Forma Combined Financial Statements.


(3) The pro forma combined statements of operating data reflect reductions in salaries, benefits, rents and other related costs in the aggregate of $16,376 for the year ended December 31, 1997 and $3,991 for the three months ended March 31, 1998 as the result of: (i) the departure of former owners and officers upon the consummation of the Offering; and (ii) the impact of closing duplicate offices. The pro formas also include (i) the loss of revenue resulting from manufacturing conflicts of $2,500 for the year ended December 31, 1997 and $500 for the three months ended March 31, 1998; (ii) a reduction in interest expense of $5,900 for the year ended December 31, 1997 and $1,200 for the three months ended March 31, 1998 as a result of the anticipated repayment of long term obligations; and (iii) the increase in rent expense as a result of the distribution of the Rogers corporate headquarters to certain selling shareholders and the related lease back to the Company pursuant to an operating lease.

(4) Reflects the estimated effective income tax rate after considering the non-deductibility of goodwill.

(5) Includes (i) shares to be issued to owners of Merkert and Rogers, (ii) shares issued to the management of and consultants to the Company, and
    (iii) shares sold in this Offering necessary to pay the cash portion of the Combination consideration, retire certain indebtedness relating to outside bank debt and other obligations of Merkert and Rogers and pay the expenses of the Offering. In addition, shares and potential dilutive securities used in computing diluted earnings per share include the dilutive effect of the outstanding options to purchase shares to be granted upon consummation of this Offering.

(6) EBITDA represents Earnings Before Interest, Taxes, Depreciation and Amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare operating performance. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(7) The pro forma combined balance sheet assumes that the Combinations were consummated on March 31, 1998.

(8) Adjusted for the sale of    shares of Common Stock offered hereby and the
    application of the net proceeds therefrom. See "Use of Proceeds."

(9) Includes a $53,200 payable, representing the cash portion of the Combination consideration, $14,600 representing bank indebtedness and $14,000 relating to indebtedness associated with acquisitions made by Merkert and Rogers to be paid from a portion of the net proceeds.

            SUMMARY INDIVIDUAL FINANCIAL DATA FOR MERKERT AND ROGERS
                                 (IN THOUSANDS)

  The following table presents summary financial data for each of Merkert and Rogers for each of their three most recent years and have not been adjusted to reflect the anticipated increase in income as reflected in the pro forma statements of operations. See the Unaudited Pro Forma Combined Financial Statements and the Notes thereto and the Merkert and Rogers financial statements and the Notes thereto included elsewhere in this Prospectus.

                                                                UNAUDITED
                                         YEAR ENDED        THREE MONTHS ENDED
                                        DECEMBER 31,            MARCH 31,
                                  ------------------------ --------------------
                                   1995    1996     1997     1997       1998
                                  ------- ------- -------- ---------  ---------
MERKERT:
  Commissions.................... $73,336 $80,661 $104,274 $  26,201  $  24,168
  Sales..........................  49,233  44,916   43,105    11,257     12,424
                                  ------- ------- -------- ---------  ---------
      Revenues................... 122,569 125,577  147,379    37,458     36,592
  Operating income (loss)........   2,434     633    1,373    (1,705)      (283)
  EBITDA(1)......................   4,566   3,080    5,857      (556)       854
ROGERS:
  Commissions.................... $47,496 $63,311 $ 82,985 $  20,025  $  20,831
  Operating income (loss)........   3,149     107    4,085      (425)     1,190
  EBITDA(1)......................   4,222   1,753    6,601       211      1,825

--------
(1) EBITDA represents earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare operating performance. EBITDA should not be considered in isolation from or as a substitute for net income (loss), cash flows from operating activities or other statements of operations or cash flows prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

                                 RISK FACTORS

  The following factors should be carefully considered, together with the other information in this Prospectus, in evaluating an investment in the Company. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those risk factors set forth below as well as those factors discussed elsewhere in this Prospectus.

ABSENCE OF COMBINED OPERATING HISTORY; RISKS OF INTEGRATION

  To date, Merkert and Rogers have operated independently of one another. The Company intends to operate Merkert and Rogers and subsequently acquired businesses on a cohesive, but locally oriented, basis. If proper overall business incentives and controls are not implemented, this locally oriented operating strategy could result in inconsistent operating and financial practices and the Company's overall profitability could be adversely affected. The failure of the Company to integrate successfully the operations of Merkert and Rogers and subsequently acquired businesses could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management" and "Business--Business Strategy." Currently, the Company has no centralized financial reporting system and initially will rely on the existing reporting systems of each of Merkert and Rogers. Merkert and Rogers offer different services, use different capabilities and technologies, target different clients and have different management styles. Although the Company believes that there are substantial opportunities to cross-market and integrate the businesses of Merkert and Rogers, these differences increase the risk inherent in the integration of the two companies. There can be no assurance that the Company will be able to integrate successfully the operations of Merkert and Rogers or institute the necessary Company-wide systems and procedures to manage successfully the combined enterprise on a profitable basis or to implement the Company's business and growth strategies.

IMPLEMENTATION OF ACQUISITION STRATEGY; RISKS RELATED TO GROWTH STRATEGY

  One of the Company's strategies is to increase its revenues and the markets it serves through the acquisition of additional food brokerage companies. The Company expects to spend significant time and effort in expanding its existing business and identifying, completing and integrating acquisitions. Moreover, the Company expects to face competition for acquisition candidates which may limit the number of acquisition opportunities available to the Company and may result in higher acquisition prices. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies into the Company without substantial costs, delays or other problems. In addition, there can be no assurance that companies acquired in the future will achieve sales and profitability that justify the investment therein. The Company's inability to identify appropriate acquisition candidates, to acquire such candidates at prices acceptable to the Company or to manage such acquired businesses profitably could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, acquisitions may involve a number of special risks, including adverse short-term effects on the Company's reported operating results, Manufacturer representation conflicts, diversion of management's attention, dependence on retention, hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy."

  The Company's growth strategy includes broadening its service and product offerings, implementing an aggressive marketing plan, and deploying leading technologies. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management can be identified and retained by the Company. The inability of the Company to manage its growth or recruit and retain additional qualified management could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Management."

  The Company currently intends to finance future acquisitions by using cash, bank financing or additional debt or equity financing. There can be no assurance that the Company will be able to obtain such financing if and when it is needed or that, if available, such financing will be on terms acceptable to the Company. Any debt financing will result in additional leverage and any further equity financing may result in dilution to the Company's stockholders. In the event that the Company does not have sufficient cash resources, or if the Common Stock does not maintain a sufficient valuation, or if potential acquisition candidates are unwilling to accept shares of Common Stock as consideration, the Company may be unable to implement its acquisition strategy. The Company has certain obligations in connection with certain businesses acquired by the Company prior to the Offering to make additional payments to the sellers of such businesses in the event that the earnings attributable to any of such businesses exceed specific thresholds determined at the time of acquisition. The Company may incur similar obligations with respect to acquisitions completed after the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Business Strategy."

  There can be no assurance that the Company's growth strategy will be successful or that the Company will be able to generate cash flow sufficient to fund its operations and to support internal growth. The Company's inability to achieve internal earnings growth or otherwise execute its growth strategy could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy."

MANUFACTURER REPRESENTATION CONFLICTS

  Certain Manufacturers may not allow food brokers they have engaged to represent any lines or products such Manufacturers believe to be in competition with their own line of products in a given market territory. Manufacturers can be subjective in their definition of a conflict. In addition, a Manufacturer may object to the Company's private label business or its representation of another Manufacturer which produces a similar product for sale in other geographic regions or trade channels. The Company is sensitive to potential conflicts and must exercise care in determining how to resolve conflicts and potential conflicts as new food broker businesses are acquired and as Manufacturers continue to grow, merge and expand into new product categories and geographic areas. The Combination may result in certain Manufacturer conflicts, particularly in the mid-Atlantic where Merkert's and Rogers' operations overlap. The Company may be required, in order to resolve a conflict, to choose to represent particular lines or products in lieu of others, and the Company may not select the lines of products that are ultimately the most successful. The inability of the Company to resolve or deal with Manufacturer representation conflicts or potential conflicts could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, industry practice is that food brokers' relationships with Manufacturers are not generally governed by long-term contracts. In the ordinary course of business the Company experiences turnover in these relationships as a result of Manufacturer conflicts or strategic decisions by the Company or a Manufacturer.

POTENTIAL CHANGES IN INDUSTRY

  The food brokerage industry is presently being affected by changes in the industries of both Manufacturers and Retailers as well as by changes in the food brokerage industry itself. Consolidation among both Manufacturers and Retailers has resulted in a competitive advantage for food brokers which can offer products and services on a regional or national basis and as a consequence has contributed to the consolidation of the food brokerage industry. In addition, mass merchandisers such as warehouse clubs and superstores have experienced significant growth in recent years. Historically, many mass merchandisers have tended to use fewer brokerage services and, instead, rely on direct relationships with Manufacturers. These changes in the food industry marketplace will require the Company to adapt its operations. There can be no assurance that the Company will be able to adjust to such industry changes or that the changes the Company undertakes will be effective and enable the Company to operate its business profitably. The inability of the Company to make appropriate adjustments in response to these trends could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The food brokerage industry is highly fragmented and competitive. The Company's competitors include several large privately held companies and hundreds of small privately held food brokers. In addition, the Company expects that it will face additional competition from new entrants into the food brokerage market due to the relatively low barriers to entry. The food brokerage industry is currently undergoing substantial consolidation. In addition, many Manufacturers, including some of the Manufacturers served by the Company, employ sales personnel to sell direct to retailers, wholesalers and distributors. Further, food brokers also compete with specialty distributors, wholesalers and other entities engaged in businesses which provide avenues of distribution linking Manufacturers, Retailers, food service establishments and/or consumers. Certain of these competitors may have lower overhead costs than the Company, have greater financial resources than the Company or have better knowledge of, or relationships in, local and regional markets which may give such competitors advantages in offering services and products that are similar to those of the Company. Consequently, the Company may encounter significant competition in its efforts to achieve both its acquisition and internal growth objectives. There can be no assurance that the Company will be successful against such competition. See "Business-- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company will depend on Gerald R. Leonard, Chairman and Chief Executive Officer, and Douglas H. Holstein, Chief Operating Officer. In addition, the Company relies on many of the executives of each of Merkert and Rogers, whose reputations and relationships with Manufacturers and Retailers have contributed in large part to those companies' success. Though the Company will be entering into employment agreements with certain key executives, there can be no assurance that the Company will be able to retain the services of such executives or any other management or key sales personnel. A loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "Management."

SEASONALITY OF OPERATING RESULTS

  Each of Merkert and Rogers has experienced and the Company expects to continue to experience fluctuations in quarterly revenues and operating results as a result of seasonal patterns. The Company's business is seasonal in nature, as many Retailers generate relatively lower revenues in January, February, July and August. As a result, the Company has historically generated lower revenues in the first and third quarters of the year. Results of operations for any particular quarter therefore are not necessarily indicative of the results of operations for any future period. Future seasonal and quarterly fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

YEAR 2000 ISSUES

  The Company recognizes the importance of ensuring that its business operations are not disrupted as a result of Year 2000 related computer system and software issues. The Company is working with Manufacturers, Retailers and other parties with which it does business to coordinate Year 2000 conversion and coordination efforts. At the present time, the Company believes that its computer systems and software are substantially Year 2000 compliant and does not expect Year 2000 issues to materially affect its products, services, competitive position or financial performance. However, there can be no assurance that this will be the case. In addition, the ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside the Company's control. Although the Company is working with Manufacturers, Retailers and other parties, there can be no assurance that the failure of such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition and results of operations.

VOTING CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

  After giving effect to the sale of the shares of Common Stock offered hereby, the directors and executive officers of the Company and their affiliates will beneficially own in the aggregate approximately % of the outstanding Common Stock (approximately % if the Underwriters exercise the over-allotment options in full). This percentage ownership does not give
effect to the exercise of options to purchase    shares of Common Stock held
by certain of these individuals, which, if exercised in whole or in part, will further concentrate ownership of the Common Stock. As a result, these stockholders, if they were to act together, would have the ability to determine the outcome of the election of the Company's directors and to approve all other matters requiring approval by a majority of the stockholders of the Company including, in many cases, significant corporate transactions, such as mergers and sales of all or substantially all of the Company's assets. Such concentration of ownership, together, in some cases, with certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws and certain sections of the Delaware General Corporation Law, may have the effect of delaying or preventing a "change in control" of the Company. See "--Anti-takeover Effect of Certificate of Incorporation and By-law Provisions and Delaware Law," "Management--Directors and Executive Officers" and "Principal Stockholders."

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AND DELAWARE LAW

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, certain sections of the Delaware General Corporation Law and the ability of the Company's Board of Directors (the "Board of Directors") to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which certain stockholders may deem to be in their best interests. See "Description of Capital Stock--Certain Provisions of Certificate and By-laws" and "--Statutory Business Combination Provision."

POSSIBLE FUTURE SALES OF SHARES

  Sales of substantial amounts of Common Stock in the public market after the Offering under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities or to effect acquisitions using shares of its Common Stock. The shares of Common Stock outstanding prior to the Offering and the shares to be issued in the Combination will be "restricted securities" within the meaning of Rule 144. Unless the resale of the shares is registered under the Securities Act (including pursuant to registration rights granted by the Company (see "Certain Transactions")), these shares may not be sold in the open market until after the first anniversary of the transaction in which they were acquired, and then only in compliance with the applicable requirements of Rule 144. See "Shares Eligible for Future Sale." The Company, the holders of all shares outstanding prior to the Offering and all stockholders of Merkert and Rogers expect to agree with the U.S. Representatives (as defined herein under the caption "Underwriting"), with certain exceptions, not to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the written consent of the U.S. Representatives. The Company intends to register additional shares of Common Stock under the Securities Act after completion of the Offering for issuance in connection with future acquisitions. These shares generally will be freely tradeable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their resale. See "Shares Eligible for Future Sale" and "Underwriting."

RESTRICTIONS ON PAYMENT OF DIVIDENDS

  Following the consummation of the Offering, the Company intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Declaration of any future dividends will depend upon, among other things, the Company's results of operations, financial condition, acquisitions, capital requirements, the terms and provisions of the Company's debt financing agreements, and general business condition. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Combined Liquidity and Capital Resources Following the Combination."

ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE AND FLUCTUATIONS IN MARKET PRICE

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop after the Offering or, if developed, that it will be sustained. The initial public offering price has been determined by negotiation between the Company and U.S. Representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market after the Offering. Following the Offering, the trading price of the Common Stock may be subject to significant fluctuations in response to variations in the annual or quarterly operating results of the Company, changes in earnings estimates for the Company by investment analysts, the failure of the Company to meet such estimates or changes in business or regulatory conditions affecting the Company, its Manufacturers or Retailers or its competitors. See "Underwriting" for a description of the factors considered in determining the initial public offering price.

IMMEDIATE AND SUBSTANTIAL DILUTION TO PURCHASERS IN OFFERING

  The initial public offering price is substantially higher than the book value per share of Common Stock. Accordingly, purchasers in the Offering will suffer immediate and substantial dilution in the net tangible book value per share of $ . Additional dilution will occur upon the exercise of outstanding options to purchase shares of Common Stock granted by the Company to non-employee members of its Board of Directors and certain of the Company's employees, including certain members of the Company's management, pursuant to the 1998 Stock Plan. See "Dilution" and "Management--1998 Stock Option and Incentive Plan."

                                THE COMBINATION

  Prior to or upon the consummation of the Offering, the Company will acquire each of Merkert and Rogers. In connection with the Company's acquisition of Merkert and Rogers, the Company will amend and restate its Certificate of Incorporation in order, among other things, to increase the Company's authorized shares of Common Stock and to authorize a class of preferred stock, and will declare a stock dividend. Such transactions are referred to herein collectively as the "Combination." For a description of the transactions pursuant to which each of Merkert and Rogers will be acquired by the Company, see "Certain Transactions--Organization of the Company."

  The aggregate consideration to be paid by the Company at the closing of the Combination is $86.3 million, consisting of $53.2 million in cash (representing approximately % of the net proceeds of the Offering) and shares of Common Stock (assuming an initial public offering price of $ per share). If the initial public offering price is other than $ per share, the number of shares issued to the former stockholders of Merkert and Rogers will be increased or decreased so that such stockholders receive an aggregate of $ million of Common Stock valued at the initial public offering price. However, the total number of shares of Common Stock outstanding following the Combination will not vary as a result of an initial public offering price of other than $ per share because the size of the stock dividend that will be declared by the Company prior to the consummation of the Combination will increase as the initial offering price increases and decrease as the initial offering price decreases. As a result, upon the consummation of the Combination (but without giving effect to the Offering), there will be
outstanding a total of    shares of Common Stock. In connection with the
Combination, the Company will repay, in the aggregate, approximately $15.6 million of indebtedness of Merkert and Rogers from the net proceeds of the Offering. The consideration to be paid by the Company for Merkert and Rogers was determined by arm's length negotiations between the Company and representatives of each of Merkert and Rogers, respectively, and was based primarily on a percentage of the historical revenues and pro forma EBITDA (earnings before interest, taxes, depreciation and amortization) of each of Merkert and Rogers. For a more detailed description of these transactions, see "Certain Transactions--Organization of the Company."

  The stockholders of Merkert and Rogers will hold approximately    shares of
Common Stock immediately following the Offering and have the right in certain circumstances to include some or all of their shares of Common Stock in a registration statement filed by the Company. The Company also intends to
register, soon after the consummation of the Offering, at least    shares of
Common Stock issuable pursuant to the 1998 Stock Plan. See "Management--1998 Stock Option and Incentive Plan," "Certain Transactions" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the    shares of Common
Stock offered by the Company hereby (assuming an initial public offering price of $ per share), after deducting the underwriting discounts and estimated offering expenses payable by the Company, will be approximately $ million ($ million if the Underwriters' over-allotment options are exercised in full). The uses of such net proceeds will be as follows: (i) approximately $53.2 million will be used to pay the cash portion of the purchase price for Merkert and Rogers, (ii) approximately $15.6 million will be used to repay certain indebtedness of Merkert and Rogers assumed in connection with the Combination (which indebtedness bears interest at a weighted average interest rate of approximately 8.5% and has a weighted average maturity of approximately 5 years), (iii) approximately $14.0 million will be used to fund buyouts of certain obligations of the Company to make additional payments to certain sellers of businesses acquired by the Company prior to the Offering in the event that the earnings attributable to any of such businesses exceed specific thresholds determined at the time of acquisition, (iv) approximately $ will be used to repay a note payable to Monroe & Company II, LLC which is attributable to certain of the Company's expenses and (v) the remaining net proceeds of approximately $ million will be used for general corporate purposes, which may include future acquisitions. Until used, the proceeds of the Offering will be invested in short-term, investment grade, interest-bearing obligations.

                                DIVIDEND POLICY

  The Company intends to retain earnings to finance the growth and development of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Company and such other factors as the Board of Directors may deem relevant. In addition, the Company may in the future enter into financing arrangements that may place restrictions on the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION
                                (IN THOUSANDS)

  The following table sets forth the short-term and long-term obligations and capitalization at March 31, 1998 of the Company on a pro forma combined basis
to give effect to: (i) the issuance of    shares of Common Stock to management
and consultants to the Company after March 31, 1998; (ii) the acquisitions of Merkert and Rogers by the Company and the distribution of certain real estate and non-operating assets and liabilities; and (iii) this Offering and the application of a portion of the estimated net proceeds therefrom. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                          AS OF MARCH 31, 1998
                                                          ---------------------
                                                          PRO FORMA     AS
                                                           COMBINED  ADJUSTED
                                                          ---------- ----------
      Short-term debt including current portion of long
       term debt (1).....................................  $  33,829 $    4,229
                                                           ========= ==========
      Long term debt, less current portion (2)...........  $  30,477 $   30,477
                                                           --------- ----------
      Shareholder's Equity:
        Preferred stock $  , par value,    shares
         authorized
         none issued or outstanding......................        --         --
        Common stock, $.01 par value per share,
         authorized
         shares issued and outstanding pro forma, shares
         issued and outstanding pro forma as adjusted
         (3).............................................         15         15
        Additional paid in capital.......................     28,100    125,600
        Retained earnings................................        --         --
                                                           --------- ----------
          Total stockholders' equity.....................     28,115    125,615
                                                           --------- ----------
      Total capitalization...............................  $  58,592 $  156,092
                                                           ========= ==========

--------
(1) For a description of the Company's debt, see the Notes to Unaudited Pro Forma Combined Financial Statements and Notes to Merkert and Rogers' Financial Statements.

(2) Includes the portion of the estimated amount of acquisition obligations at Merkert and Rogers to be paid within the next twelve months.

(3) Excludes (i) incentive stock options granted to members of the Company's management at an exercise price per share equal to the price to the public in the Offering, (ii) non-qualified stock options granted to certain
    members of the Company's management at an exercise price of $    per share
    and (iii) options granted to the Company's independent Directors at an exercise price per share equal to the price to the public in the Offering. See "Management-1998 Stock Option and Incentive Plan" and "1998 Non-Employee Directors' Stock Plan."

                                   DILUTION
                                (IN THOUSANDS)

  The deficit in pro forma net tangible book value of the Company at March 31,
1998 was approximately $    million, or $.    per share of Common Stock. The
deficit in net tangible book value per share represents the amount of the Company's stockholder's equity, less the intangible assets, divided by the number of shares of Common Stock issued and outstanding after giving effect to the acquisitions of Merkert and Rogers by the Company. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock immediately after completion of the
Offering. After giving effect to the sale of     shares of Common Stock by the
Company in the Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March
31, 1998 would have been     or     per share. This represents an immediate
increase in pro forma net tangible book value of      per share to
stockholders as of March 31, 1998, and an immediate dilution in pro forma net
tangible book value of      per share to purchasers of Common Stock in the
Offering. The following table illustrates the dilution per share:

      Initial public offering price per share............................  $
        Pro forma deficit in net tangible book value per share before the
         Offering........................................................  $ ( )
        Increase in pro forma net tangible book value per share
         attributable to new investors...................................
      Pro forma net tangible book value per share after the Offering.....
      Dilution per share to new investors................................  $

  The following table sets forth, on a pro forma basis to give effect to the Combination as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the aggregate cash consideration paid and the average price per share paid to the company:

                               SHARES PURCHASED
                               -------------------   TOTAL CONSIDERATION AVERAGE PRICE
                               NUMBER     PERCENT          AMOUNT          PER SHARE
                               --------   --------   ------------------- -------------
      Existing Shareholder....
      New Investors...........                              $ --
                                --------    --------        -----
        Total.................       --                     $ --
                                ========    ========        =====

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this Prospectus. The following discussion and analysis should be read in conjunction with the Company's unaudited pro forma combined financial statements and Merkert's and Rogers' respective financial statements and related notes thereto presented elsewhere in this Prospectus.

INTRODUCTION

  The Company is a leading food brokerage firm providing outsourced sales, merchandising and marketing services to Manufacturers. The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with Retailers. The Company's principal source of revenue is commissions it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  The Company will acquire Merkert and Rogers in the Combination. Prior to the Combination, Merkert and Rogers have operated throughout the periods presented as independent, privately-owned entities. For financial reporting purposes, the Company is presented as the acquiror of Merkert and Rogers.

  Merkert, headquartered in Canton, Massachusetts, was founded in 1950 and is one of the three largest food brokers in the northeastern United States. Merkert operates 17 offices throughout New England, New York, and the mid-Atlantic, from Maine west to Ohio and south to Virginia. Rogers, headquartered in Charlotte, North Carolina, was founded in 1934 and is one of the three largest food brokers in the southeastern United States. Rogers operates 26 offices throughout the southeastern and mid-Atlantic United States.

  The Company has long-standing relationships with many of its Manufacturers and represents approximately 750 Manufacturers. Industry practice is that food brokers' relationships with Manufacturers are not generally governed by long-term contracts. In the ordinary course of business the Company experiences turnover in these relationships as a result of Manufacturer conflicts or strategic decisions by the Company or a Manufacturer.

ACQUISITION HISTORY

  The food brokerage industry has experienced significant consolidation as the number of food brokerage firms has decreased from 2,500 to 1,100 over the past ten years. There are 12 to 15 large regional firms, which have emerged as the result of acquiring competitors. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or earn-out agreements.

  As part of their business development, both Merkert and Rogers have been active in pursuing acquisition opportunities. Since 1995, each of Merkert and Rogers has completed several acquisitions, although their respective acquisition strategies resulted in different operational outcomes.

  Merkert has focused on larger acquisitions within its existing markets which have given it the opportunity to consolidate operations and achieve greater efficiencies. Merkert acquired the assets of Toomey-DeLong ("T-D") in New England (January 1997), and integrated them into Merkert's existing New England operation. Of T-D's $14.5 million of annual revenues, approximately $12.5 million was retained by the Company in 1997. The decrease in revenue was principally due to Manufacturer conflicts. However, personnel reductions, made possible by the elimination of duplicate responsibilities, resulted in an improvement in Merkert's 1997 operating income in New England, as compared to 1996, of $1.0 million after adjusting for severance costs and the 1997 expense relating to a duplicate facility which has subsequently been sublet. Merkert's New England operating income continued to increase in the first quarter of 1998, to $1.5 million as compared to $0.9 million in the first quarter of 1997.

  Since the beginning of 1995, Merkert has completed four other asset acquisitions of food brokerage companies, including the asset purchases of Food Associates in metropolitan New York (September 1995), ABD Sales, Inc. in Metropolitan New York ("ABD") (October 1996), DelGrosso, Richardson-Morrison, Inc. in the mid-Atlantic region ("DRM") (October 1996) and JP Luciano Food Brokers, Inc. in upstate New York ("Luciano") (January 1997). DRM was the only acquisition outside an existing territory of Merkert.

  Merkert has achieved cost savings through the consolidation of its acquisitions within its existing markets by eliminating duplicate offices and combining sales and administrative organizations. These acquisitions have allowed Merkert to further penetrate its existing markets.

  Rogers has focused on the expansion of its geographic coverage. Rogers' acquisitions have generally represented opportunities for entry into territories not previously covered by Rogers. Rogers' acquisition program has been driven by a strategy designed to ensure that it is capable of representing its most significant Retailers in all the territories these Retailers serve as they expand.

  Since the beginning of 1995, Rogers has completed ten significant acquisitions of food brokerage companies including, among others, Dopson-Hicks in Florida (November 1995), Fitzwater (November 1996) and G.B.S. (October
1996) in the mid-Atlantic region, Clarke & Wittekind in Tennessee (March
1995), Sales Support in South Carolina (November 1996) and Marketing Performance, Inc. in Alabama (November 1996).

  Rogers has been able to achieve significant growth in revenues as a result of capturing new business from existing Manufacturers in new territories acquired. Because many of Rogers' acquisitions have been in new territories, Rogers has not had the same degree of cost saving opportunities through consolidation as Merkert. This is discussed more fully in "Results of Operations--Rogers."

RESULTS OF OPERATIONS

  The following defined terms are used in conjunction with both Merkert's and Rogers' discussion of operating results.

  Revenues. Revenues are derived mainly from commissions earned from Manufacturers based on the Manufacturers' invoices to Retailers for products sold. Commissions are usually expressed as a percentage of the invoice as agreed by contract between the Manufacturer and broker. Commission rates typically range from 3% for full brokerage services to 1% for retail-only services. Merkert also derives revenues, referred to as "Sales" from the sale of products including private label packaging materials and frozen products, including fruits and vegetables, to certain Retailers, and other products for certain Manufacturers.

  Cost of sales. Cost of sales are primarily the direct cost of private label products sold by Merkert, such as the cost of packaging and frozen vegetables purchased from suppliers.

  Selling, general and administrative expenses. Selling expenses are predominately comprised of salaries, fringe benefits and incentives for personnel directly involved in providing services to Manufacturers and Retailers. Other selling expenses include, among other things, automobiles utilized by the sales personnel, promotional expenses, and travel and entertainment. General and administrative expenses consist primarily of salaries and fringe benefits for administrative and corporate personnel, occupancy and other office expenses, information technology, communications and insurance.

  Depreciation and amortization expenses. Depreciation and amortization expenses relate to intangible assets including goodwill incurred and noncompete agreements entered into in connection with the Company's acquisition program and property, plant and equipment.

  Following the Combination, the Company expects to achieve certain savings as a result of its consolidation of operations in geographic areas where Merkert and Rogers both have operations. Certain of these savings are reflected in the pro forma combined statement of operations.

RESULTS OF OPERATIONS--MERKERT

  The following table sets forth, in thousands of dollars, the results of operations of Merkert on a historical basis. The historical results of Merkert discussed below do not reflect the operations of Rogers or the effect of any pro forma adjustments.

                                   YEARS ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
(IN THOUSANDS)            -----------------------------------------------  -----------------------------------
                              1995            1996             1997             1997              1998
                          --------------  --------------  ---------------  ----------------- -----------------
Commissions.............  $73,336         $80,661         $104,274         $ 26,201          $ 24,168
Sales...................   49,233          44,916           43,105           11,257            12,424
                          -------  -----  -------  -----  --------  -----  --------  ------  --------  ------
Revenues................  122,569  100.0  125,577  100.0   147,379  100.0    37,458   100.0    36,592   100.0
Cost of sales...........   45,615   37.2   41,890   33.4    39,027   26.5    10,467    27.9    11,420    31.2
Selling expenses........   45,717   37.3   52,510   41.8    69,913   47.4    19,181    51.2    16,144    44.1
General and
 administrative.........   26,671   21.8   28,097   22.4    32,582   22.1     8,366    22.3     8,174    22.3
Depreciation and
 amortization...........    2,132    1.7    2,447    1.9     4,484    3.0     1,149     3.1     1,137     3.1
                          -------  -----  -------  -----  --------  -----  --------  ------  --------  ------
Operating income
 (loss).................    2,434    2.0      633    0.5     1,373    0.9    (1,705)   (4.6)     (283)   (0.8)
Interest expense........    1,660    1.4    2,283    1.8     5,010    3.4     1,222     3.3       829     3.1
Other (income) expense..      (33)   0.0     (380)  (0.3)      (79)  (0.1)       27     0.1       103     0.3
                          -------  -----  -------  -----  --------  -----  --------  ------  --------  ------
Income (loss) before
 income taxes...........      807    0.7   (1,270)  (1.0)   (3,558)  (2.4)   (2,954)   (7.9)   (1,515)    4.1
Provision (benefit) for
 income taxes...........    1,268    1.0      804    0.6      (109)  (0.1)       40    (0.1)      100    0.03
                          -------  -----  -------  -----  --------  -----  --------  ------  --------  ------
Net income (loss).......  $  (461)  (0.4)  (2,074)  (1.7)   (3,449)  (2.3)   (1,994)   (5.3)   (1,615)   (4.4)
Preferred stock
 dividend...............      445    0.4      445    0.4       445    0.3       111     0.3       100     0.3
                          -------  -----  -------  -----  --------  -----  --------  ------  --------  ------
Net income available to
 common shareholders....  $  (906)  (0.7) $(2,519)  (2.0) $ (3,894)  (2.6) $ (3,105)    8.3  $ (1,715)   (4.7)
                          =======  =====  =======  =====  ========  =====  ========  ======  ========  ======

  Note: Merkert derives its Sales from sales of private label products, price marking devices and bio-degreasers. Cost of Sales is directly related to this activity. Selling expenses relate to Merkert's commission revenues.

Merkert results for the first quarter of 1998 compared to the first quarter of 1997:

  Revenues. Revenues decreased by $0.9 million, or 2.3%, from $37.5 million in the first quarter of 1997 to $36.6 million in the first quarter in 1998. Revenues from commissions decreased by $2.0 million, or 7.8%, from $26.2 million in the first quarter of 1997 to $24.2 million in the first quarter of 1998. The decrease is primarily due to the impact of a discontinued merchandising operation, which had been established in 1995 to serve one specific Retailer and which was shut down in October 1997, and decreases due to lost business, principally in the Mid-Atlantic region, including one major Manufacturer which switched to retail-only brokerage service in 1997, but has since returned to a full brokerage service relationship in 1998. Sales of products increased by $1.2 million, or 10.4%, from $11.3 million in the first quarter of 1997 to $12.4 million in the first quarter of 1998 primarily as a result of the growth of a major customer of private label frozen foods.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs, decreased by $3.0 million, or 15.8%, from $19.2 million in the first quarter of 1997 to $16.1 million in the first quarter of 1998 due to reductions in personnel associated with the synergies achieved from the acquisitions in overlapping geographic areas which were made in late 1996 and early 1997. Administrative expenses decreased by $0.2 million, or 2.3%, from $8.4 million in the first quarter of 1997 to $8.2 million in the first quarter of 1998, also due to the personnel reductions noted above. The full effects of the rationalization of payroll were not experienced until the second half of 1997. As a percentage of revenues, selling, general and administrative expenses decreased from 73.5% in the first quarter of 1997 to 66.4% in the first quarter of 1998. The Company's practice with respect to acquisitions is to achieve efficiencies through the rationalization of administrative and other functions and the leveraging of the Company's information technology, purchasing power and other strengths.

  Depreciation and amortization. Depreciation and amortization remained consistent between quarters.

  Interest expense. Interest expense remained consistent between quarters.

  Income (loss) before income taxes. The loss before income taxes decreased by $1.4 million, or 48.7% from ($3.0) million in the first quarter of 1997 to ($1.5) million in the first quarter of 1998 mainly due to the benefits derived from the payroll reduction discussed above.

  Provision (benefit) for income taxes. Provision for income taxes represents a net provision of $0.1 million in the first quarter of 1998.

  Net income (loss). Net loss decreased by $0.4 million, or 19.0%, from ($2.0) million in the first quarter of 1997 to ($1.6) million in the first quarter of 1998. The first quarter is historically Merkert's weakest quarter due to the factors discussed in "Seasonality; Fluctuations in Quarterly Operating Results" below.

  Preferred stock dividends. Preferred stock dividends paid to Merkert's Employee Stock Ownership Plan ("ESOP") totalled $0.1 million in the first quarter of 1998. These dividends are a direct charge to retained earnings and do not impact the net loss as reported.

  Net income (loss) applicable to common stockholders. The loss applicable to common stockholders decreased $1.4 million, or 44.8% from ($3.1) million in the first quarter of 1997 to ($1.7) million in the first quarter of 1998.

Merkert results for 1997 compared to 1996:

  Revenues. Revenues increased by $21.8 million, or 17.4% from $125.6 million in 1996 to $147.4 million in 1997. Revenues from commissions increased by $23.6 million, or 29.3% from $80.7 million to $104.3 million, substantially all of which is attributable to acquisitions consummated in late 1996 and early 1997 net of account resignations associated with product conflicts related to the acquired companies Merkert, based on its analysis of the Manufacturer relationships of acquisition candidates, selected what it viewed as the strongest on-going relationships between Manufacturers it represented and Manufacturers represented by the acquired companies. Sales of products decreased by $1.8 million, or 4.0%, from $44.9 million in 1996 to $43.1 million in 1997 primarily as a result of a major Retailer choosing to manage its private label frozen vegetable program program internally in the fourth quarter of 1996.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs, increased by $17.4 million, or 33.1%, from $52.5 million in 1996 to $69.9 million in 1997 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $4.5 million, or 16.0%, from $28.1 million in 1996 to $32.6 million in 1997 also due principally to costs associated with the full year effect of the acquisitions.

  1997 was devoted to the integration of these acquisitions into the Merkert operating systems. Included in these activities was the rationalization of selling, general and administrative expenses in connection with Merkert's metropolitan New York operations. The Boerner Division, which operated as one of three separate Merkert Divisions in the metro New York area following the ABD acquisition, was merged into Merkert's remaining two metropolitan New York divisions. Additionally, Merkert undertook staff reductions in the mid-Atlantic region in response to competitive conditions.

  Annualized payroll was reduced by $12.0 million, or 18.5%, from $65.0 million in January 1997 to $53.0 million in December 1997 as a result of these efforts as well as the discontinuation of the merchandising operation. As the changes were made over the course of the year, the historical periods do not reflect the full effect of the implementation of these cost-saving initiatives. Selling, general and administrative expenses in 1997 also reflect the impact of approximately $1.0 million of restructuring costs associated with severance and the elimination of duplicate offices as a result of these acquisitions.

  Depreciation and amortization. Depreciation and amortization increased by $2.0 million, or 83.2%, from $2.4 million in 1996 to $4.5 million in 1997, primarily as a result of the amortization of goodwill and other intangible assets associated with acquisitions.

  Interest expense. Interest expense increased by $2.7 million from $2.3 million in 1996 to $5.0 million in 1997, due mainly to interest expense related to obligations to sellers in connection with acquisitions. Interest expenses associated with the revolving line of credit and Merkert's real estate mortgage increased by $0.6 million due to increased borrowings to fund working capital as well as a new corporate headquarters which was completed late in 1997.

  Income (loss) before income taxes. The loss before income taxes increased by $2.3 million from ($1.3) million in 1996 to ($3.6) million in 1997, mainly due to the effects of the charges for amortization and interest associated with the acquisitions.

  Provision (benefit) for income taxes. Provision for income taxes represented a benefit of ($0.1) million in 1997 versus a $0.8 million provision in 1996. The 1996 provision resulted from an increase in the valuation allowance of $1.6 million for deferred tax assets not likely to be realized, as well as to permanent non-deductible expenses, principally related to travel and entertainment expenses.

  Net income (loss). The net loss increased by $1.4 million, or 66.3%, from ($2.1) million in 1996 to ($3.4) million in 1997 due to the significant increase in acquisition-related amortization, interest expense and other factors as discussed above.

  Preferred stock dividends. Preferred stock dividends paid to the ESOP totalled $0.4 million in 1996 and 1997. These dividends are a direct charge to retained earnings and do not impact the net loss as reported.

  Net income (loss) applicable to common stockholders. The net loss applicable to common shareholders increased by $1.4 million, or 54.6%, from ($2.5) million in 1996 to ($3.9) million in 1997 as "Net income (loss)" and "Net income (loss) available to common stockholders" differ only by the direct retained earnings charge for the preferred dividend.

Merkert results for 1996 compared to 1995:

  Revenues. Revenues increased by $3.0 million, or 2.5% from $122.6 million in 1995 to $125.6 million in 1996. Revenues from commissions increased by $7.3 million or 10.0% from $73.3 million in 1995 to $80.7 million in 1996 primarily resulting from acquisitions consummated in late 1996, including ABD in New York and DRM in the mid-Atlantic representing 8.2% of the increase and internal growth of 1.8% representing the balance of the increase. Sales of products decreased by $4.3 million, or 8.8%, from $49.2 million in 1995 to $44.9 million in 1996 primarily as a result of the loss of a private label frozen vegetable program due to a major Retailer choosing to manage their program internally.

  Selling, general and administrative expenses. Selling expenses principally related to payroll, auto and related costs, increased by $6.8 million, or 14.9%, from $45.7 million in 1995 to $52.5 million in 1996 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $1.4 million, or 5.3%, in 1995 to $28.1 million in 1996 also due principally to costs associated with the acquisitions in the fourth quarter of 1996. As a percentage of revenue, selling, general and administrative expenses increased from 59.1% in 1995 to 64.2% of revenue in 1996.

  Depreciation and amortization. Depreciation and amortization increased by $0.3 million, or 14.8%, from $2.1 million in 1995 to $2.4 million in 1996, largely due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.6 million, or 37.5%, to $2.3 million in 1996, due mainly to interest expense associated with Merkert's revolving line of credit to fund working capital.

  Income (loss) before income taxes. The loss before taxes decreased by $2.1 million from income before taxes of $0.8 million in 1995 to a loss before income taxes of ($1.3) million in 1996 mainly due to the effects of the additional operating costs associated with the acquisitions.

  Provision (benefit) for income taxes. The provision for income taxes decreased by $0.5 million from $1.3 million in 1995 to $0.8 million in 1996. The 1996 provision, despite the loss before income taxes, is due to the $1.1 million increase in the valuation allowance.

  Net income (loss). Net loss increased by $1.6 million from ($0.5) million in 1995 to ($2.1) million in 1996.

  Preferred stock dividend. The required dividend was $0.4 million in both periods.

  Net income (loss) applicable to common stockholders. The loss applicable to common stockholders was $0.9 million in 1995 and $2.5 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES -- MERKERT

  At March 31, 1998, Merkert's working capital deficit was $22.4 million, compared to $25.0 million and $17.4 million at December 31, 1997 and 1996, respectively. Merkert's principal capital requirements are to fund its obligations to sellers in connection with acquisitions, its working capital and its obligation relating to income taxes payable. Historically, these requirements have been met by cash flows generated from operations and borrowings under bank credit facilities. Merkert's independent auditor, Arthur Andersen LLP, has qualified its report for the period ended December 31, 1997 relative to Merkert's ability to continue as a going concern. This going concern qualification was issued as a result of a historical working capital deficit of Merkert. After giving effect to the Offering and the expected application of the net proceeds therefrom, the Company will not have a working capital deficit.

  Net cash provided by (used in) operating activities for the first quarter of 1998 and 1997, 1996 and 1995 were $(0.7) million, $3.5 million, $4.1 million and $6.2 million, respectively. The 1998 change was principally due to increases in accounts receivable from increases in revenue. The changes in cash from operations in 1997, 1996, and 1995 were due to decreases in accounts receivable resulting from improved collections and increases in accounts payable and accrued expenses associated with its higher operating volume.

  Net cash provided by (used in) investing activities for the first quarter of 1998, 1997, 1996 and 1995 were $0.1 million, $(7.3) million, $(4.7) million and $(1.3) million, respectively. Additions to property, plant and equipment, including a new corporate headquarters completed in late 1997, were $7.3 million, $3.4 million and $1.4 million in 1997, 1996 and 1995, respectively. Initial cash payments for acquisitions were $0.7 million and $1.4 million in 1997 and 1996, respectively.

  Net cash provided by (used in) financing activities for the first quarter of 1998, 1997, 1996 and 1995 were $2.4 million, $3.9 million, $(0.5) million and
$(2.8) million, respectively. The 1998 cash provided by financing activities relates to the refinancing of the mortgage debt in February 1998. The 1997 cash provided by financing activities relates to borrowings under Merkert's credit facility to fund working capital of $4.5 million and increases in the mortgage of $3.4 million to fund the construction of Merkert's new corporate headquarters, offset by payments on notes payable of $2.5 million, $0.6 million of redemptions of preferred stock from the ESOP and stock repurchases from former officers of Merkert of $1.5 million. 1996 and 1995 cash provided by financing activities relates primarily to the repurchase of stock and repayment of notes payable.

RESULTS OF OPERATIONS--ROGERS

  The following table sets forth, in thousands of dollars, the results of operations of Rogers on a historical basis. The historical results of Rogers discussed below do not reflect the operations of Merkert or the effect of any pro forma adjustments.

                                YEARS ENDED DECEMBER 31,             THREE MONTHS ENDED MARCH 31,
(IN THOUSANDS)           ------------------------------------------  ----------------------------------
                             1995          1996            1997           1997              1998
                         ------------  -------------   ------------  ----------------- ----------------
Commissions............. $47,496  100% $63,311   100 % $82,985  100% $ 20,025    100 % $ 20,831   100%
Selling Expenses........  35,817 75.4   50,614  79.9    63,361 76.3    16,625   83.0     15,785  75.8
General and
 Administrative.........   7,457 15.7   10,944  17.3    13,023 15.7     3,189   15.9      3,221  15.5
Depreciation and
 Amortization...........   1,073  2.3    1,646   2.6     2,516  3.0       636    3.2        635   3.0
                         ------- ----  -------  ----   ------- ----  --------  -----   -------- -----
Operating Income
 (Loss).................   3,149  6.6      107   0.2     4,085  5.0      (425)  (2.1)     1,190   5.7
Interest Expense........   1,176  2.4    1,656   2.6     2,536  3.1       660    3.3        650   3.1
                         ------- ----  -------  ----   ------- ----  --------  -----   -------- -----
Income (loss) Before
 Income Taxes...........   1,973  4.2   (1,549) (2.4)    1,549  1.9    (1,085)  (5.4)       540   2.6
Provision (benefit) for
 Income Taxes...........     939  2.0     (460) (0.7)      804  1.0      (576)  (2.9)       308   1.5
                         ------- ----  -------  ----   ------- ----  --------  -----   -------- -----
Net Income (loss)....... $ 1,034  2.2% $(1,089) (1.7)% $   745  0.9% $   (509)  (2.5)% $    232   1.1%
                         ======= ====  =======  ====   ======= ====  ========  =====   ======== =====

Rogers results for the first quarter of 1998 compared to the first quarter of 1997:

  Revenues. Commission revenues increased $0.8 million, or 4.0%, from $20.0 million for the first quarter of 1997 to $20.8 million for the first quarter of 1998. This increase is due to growth from both business gained from Manufacturers not previously represented by Rogers and from expansion of business with Manufacturers already represented by Rogers.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, decreased $0.8 million, or 5.1%, from $16.6 million for the first quarter of 1997 to $15.8 million for the first quarter of 1998. This decrease is due to cost savings achieved through the integration of acquisitions. General and administrative expenses remained consistent between the first quarter of 1997 and the first quarter of 1998. Salaries and related expenses declined as a percentage of commission revenues from 65.9% in the first quarter of 1997 to 59.5% in the first quarter of 1998.

  Depreciation and amortization. Depreciation and amortization remained consistent between quarters.

  Interest expense. Interest expense remained consistent between quarters.

  Income (loss) before taxes. Income before taxes increased by $1.6 million from a loss of ($1.1) million for the first quarter of 1997 to income of $0.5 million for the first quarter of 1998. This increase is due to internal growth in commission revenues coupled with the integration of acquisitions into Rogers.

  Provision (benefit) for income taxes. Provision for income taxes increased by $0.9 million from a benefit of ($0.6) million for the first quarter of 1997 to $0.3 million for the first quarter of 1998. This increase is due to the corresponding increase in income before taxes.

  Net income (loss). Net income increased by $0.7 million or 54.4%, from a loss of ($0.5) million for the first quarter of 1997 to income of $0.2 million for the first quarter of 1998. This increase is due to the corresponding increase in income before taxes.

Rogers results for 1997 compared to 1996:

  Revenues. Commission revenues increased by $19.7 million, or 31.1%, from $63.3 million in 1996 to $83.0 million in 1997. Approximately $13.0 million of the increase is due to acquisitions made in late 1996, mainly in the mid-Atlantic region (Fitzwater and G.B.S.). The balance of the increase, $6.7 million, is due to revenue growth from both new Manufacturers and existing Manufacturers represented. This represents an internal growth rate of 10.6% and is largely attributable to the development of Manufacturer relationships in newly acquired regions, including significant growth in Florida.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs, increased by $12.8 million, or 25.2%, from $50.6 million for 1996 to $63.4 million for 1997, due to temporary increases in staffing levels associated with acquisitions. General and administrative expenses increased by $2.1 million or 19.0% from $10.9 million in 1996 to $13.0 million in 1997 also due principally to increased costs associated with acquisitions. Salaries and related expenses declined as a percentage of commission revenues from 66.1% in 1996 to 61.0% in 1997 due to the continuing integration of acquisitions into Rogers and related synergies coupled with improved utilization of existing personnel relating to the internal growth.

  Depreciation and amortization. Depreciation and amortization increased by $0.9 million, or 52.9%, from $1.6 million in 1996 to $2.5 million in 1997 due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.8 million, or 53.1%, from $1.7 million in 1996 to $2.5 million in 1997, due mainly to continuing principal payments on obligations to Sellers in connection with acquisitions. Interest expense associated with Rogers' revolving line of credit increased by $0.4 million due to increased borrowings to fund Rogers' working capital.

  Income (loss) before taxes. Income before taxes increased by $3.0 million from a loss of ($1.5) million in 1996 to income of $1.5 million in 1997.

  Provision (benefit) for income taxes. Provision for income taxes increased by $1.3 million from a benefit of ($0.5) million in 1996 to a provision of $0.8 million in 1997. This increase results from the corresponding increase in income before taxes.

  Net income (loss). Net income increased by $1.8 million from a loss of ($1.1) million in 1996 to income of $0.7 million in 1997. This increase is a result of the corresponding increase in income before taxes.

Rogers results for 1996 compared to 1995:

  Revenues. Commission revenue increased by $15.8 million, or 33.3%, from $47.5 million in 1995 to $63.3 million for 1996. Approximately $11.0 million of the growth was due to acquisitions made in 1995 including Dopson-Hicks and Clarke & Wittekind. The balance of the increase, $4.8 million, is due to growth from both business gained from Manufacturers not previously represented by Rogers and from expansion of business with Manufacturers already represented by Rogers. This represents an internal growth rate of 10.1%.

  Selling, general and administrative expenses. Selling expenses, principally related to payroll, auto and related costs increased $14.8 million, or 41.3%, from $35.8 million for 1995 to $50.6 million for 1996 due to increased personnel associated with the acquisitions. General and administrative expenses increased by $3.4 million, or 46.8%, from $7.5 million in 1995 to $10.9 million in 1996 also due principally to increased costs associated with acquisitions. Salaries and related expenses increased as a percentage of commission revenues from 63.8% in 1995 to 66.1% in 1996.

  Depreciation and amortization. Depreciation and amortization increased by $0.5 million, or 53.4%, from $1.1 million in 1995 to $1.6 million in 1996 largely due to the amortization of goodwill and other intangible assets associated with the acquisitions.

  Interest expense. Interest expense increased by $0.5 million, or 40.8%, from $1.2 million in 1995 to $1.7 million in 1996 due mainly to interest expense incurred on the payment of obligations to sellers in connection with acquisitions.

  Income (loss) before taxes. Income before taxes decreased by $3.5 million from income of $2.0 million in 1995 to a loss of ($1.5) million in 1996. This decrease is due to a substantial increase in payroll relating to the assumption of personnel in acquisitions as well as additions to administrative and other support personnel to support Rogers' rapid growth.

  Provision (benefit) for income taxes. Provision for income taxes decreased by $1.4 million from a provision of $0.9 million in 1995 to a benefit of ($0.5) million in 1996. This decrease is a result of the corresponding decrease in income before taxes.

  Net income (loss). Net income decreased by $2.1 million from $1.0 million in 1995 to a loss of ($1.1) million in 1996. This decrease is a result of the corresponding decrease in income before taxes.

LIQUIDITY AND CAPITAL RESOURCES -- ROGERS

  At March 31, 1998, Rogers' working capital (deficit) was $(4.5) million, compared to $3.1 million and $(4.7) million at December 31, 1997 and 1996. Rogers' principal capital requirements are to fund its obligations with respect to acquisitions and its working capital requirements. Historically, these requirements have been met by cash flows generated from operations and borrowings under bank credit facilities. The March 31, 1998 deficit is due to the classification of Rogers' borrowings of $9.5 million under its revolving line of credit as a current liability, because the term expires on January 31, 1999. This debt will be repaid with a portion of the proceeds of the Offering.

  Net cash provided (used) by operating activities for the first quarter 1998 and the three years ended 1997, 1996 and 1995 were $(1.1) million, $(0.9) million, $0.2 million, and $5.3 million, respectively. The changes were principally due to increases in working capital associated with the growth in commission revenues.

  Net cash provided (used) in investing activities for the first quarter of 1998, 1997, 1996 and 1995 were $0.1 million, $(1.4) million, $(12.8) million and $(12.5) million, respectively. Payments for acquisitions were $11.2 million and $11.6 million in 1996 and 1995, respectively. Additions to property, plant and equipment and increases in the cash surrender value of life insurance accounted for the balance of the uses.

  Net cash provided by financing activities for the first quarter of 1998, 1997, 1996 and 1995 were $0.9 million, $2.2 million, $13.1 million and $7.2 million, respectively. The 1998 and 1997 activity related to net borrowings under Rogers' credit facility to fund working capital was $4.5 million and $1.2, million, respectively. In 1996 and 1995, obligations to sellers of $10.2 million and $7.9 million, respectively, were incurred in connection with acquisitions.

COMBINED LIQUIDITY AND CAPITAL RESOURCES FOLLOWING THE COMBINATION

  At March 31, 1998, the combined working capital deficit of Merkert and Rogers was $(26.9) million.
Subsequent to the Offering, the Company will have working capital, following the completion of the Offering and the expected application of the net proceeds therefrom, payment of debt and the payment of other obligations as described in the Unaudited Pro Forma Combined Financial Statements and notes thereto presented elsewhere in this Prospectus. The Company anticipates that its cash flow from operations and cash on hand will provide cash sufficient to satisfy the Company's working capital needs, debt service requirements and planned capital expenditures for the next 12 months.

  On a combined basis, Merkert and Rogers used $1.7 million of net cash from operating activities for the first quarter of 1998 due to increases in accounts receivable as March revenues were high for Merkert and Rogers. Receivables are substantially collected within 45 days of the recognition of commission revenues, therefore increases in accounts receivable are normally associated with increases in revenues. On a combined basis, cash flows from financing activities were $3.4 million for the first quarter of 1998 due to borrowing activity at Merkert and Rogers.

  The Company intends to pursue acquisition opportunities. The Company expects to fund future acquisitions through the issuance of additional Common Stock, borrowings, cash on hand following the Offering and cash flow from operations. The Company anticipates that its cash flow from operations will provide cash in excess of the Company's normal working capital needs, debt service needs and planned capital expenditures. On a combined basis, Merkert and Rogers made capital expenditures of $1.5 million in 1997, exclusive of $5.5 million for the construction of a new corporate headquarters for Merkert.

  The Company estimates that its ongoing requirements for capital additions, based on the requirements of Merkert and Rogers, will be approximately $2.0 million per year. Capital additions will be made to ensure that the Company maintains its strong position in information technology and systems and anticipates that significant capital will be required to upgrade and integrate the systems of companies acquired in the future.

  The Company is seeking, and has begun negotiations with a lender for, a revolving credit facility for acquisitions, working capital and other general corporate purposes and expects to close on a senior credit facility between $75.0 million and $100.0 million within 60 days following the completion of the Offering.

SEASONALITY; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  Merkert and Rogers have both experienced, and the Company expects to continue to experience, fluctuations in quarterly revenues and operating results as a result of seasonal patterns. The Company's business is seasonal in nature, as many Retailers generate relatively lower revenues in the first and third calendar quarters. As a result, Merkert and Rogers have historically generated lower revenues in the first and third quarters of the year.

  Rogers' business has been stronger in the first calendar quarter as compared to Merkert due to its presence in Florida while Merkert's business has been stronger in the fourth quarter as compared to Rogers due to the historically strong sales in the northeast associated with the holiday season. Merkert, due to the production patterns of a significant Manufacturer, also has historically experienced a strong August.

  Quarterly results may also be impacted by the timing of any future acquisitions as well as the timing of any consolidation activities undertaken. The Company's revenues may also be adversely impacted by disruptions in food production by Manufacturers it represents, particularly as it relates to weather dependent production, such as fresh produce.

INFLATION

  The Company does not believe that its revenues have been substantially affected by inflation.

                                   BUSINESS

OVERVIEW

  Monroe, Inc. is a leading food brokerage firm providing outsourced sales, merchandising and marketing services to Manufacturers. The Company acts as an independent sales and marketing representative, selling grocery and consumer products on behalf of Manufacturers and coordinating the execution of Manufacturers' marketing programs with Retailers. The Company's principal source of revenues is commissions that it receives from Manufacturers. The Company's other activities include managing private label programs on behalf of selected Retailers.

  The Company has long-standing relationships with many of its Manufacturers, including Dean Foods/Birds Eye (41 years), H.J. Heinz (24 years), Minute Maid (44 years), Ocean Spray (29 years) and Pillsbury (19 years). Key Retailer relationships include C&S Wholesale Grocers, Inc., Food Lion Supermarkets, Giant Foods, Hannaford Brothers, Kroger, Publix Supermarkets, Royal Ahold (including Stop & Shop and Bi-Lo), Safeway, Wakefern (Shop Rite), and Winn-Dixie. The Company represents approximately 750 Manufacturers and more than 70,000 food and non-food stock-keeping units ("SKUs"), and does business with key Retailers in 22 states.

  Since 1994, the Company has acquired and integrated 21 companies, resulting in coverage of new geographic markets and expanded representations of Manufacturer product offerings within existing markets. The Company's strategic acquisition plan includes the selection, acquisition and management of acquisition candidates in industry segments including the retail food brokerage, food service brokerage and private label brokerage business segments.

  The Company will be the first publicly held food broker in the United States. The Company is one of the three largest food brokers in the United States and believes that it is the largest food broker in the eastern United States. The Company is the only broker with comprehensive geographic coverage of the eastern United States and the capability to provide service to the region's largest Retailers. The eastern United States is the most highly concentrated retail store region in the United States and represents approximately 43% of national food store sales. The Company has 36 offices serving Retailers in 22 states. In 1997, the Company had pro forma combined revenue of approximately $227.9 million and pro forma combined net income of approximately $9.2 million.

INDUSTRY OVERVIEW

  The Company estimates, based on information published by industry sources, that the food brokerage industry in the United States had annual commission revenues of approximately $6 billion in 1997. Food brokers serve Manufacturers, Retailers and food service providers. Retail food brokers represent approximately 3,200 Manufacturers, that produce more than 100,000 food and non-food SKUs, which are sold to approximately 128,000 Grocery Stores and more than 700 wholesalers nationwide. The industry includes three types of food brokers, as follows:

  Retail Food Brokers. Manufacturers of branded food and non-food products use retail food brokers as a cost effective alternative to a direct sales force and rely on retail food brokers to provide local market penetration, integrated brand and category-management as well as access to local merchandising data. Retail food brokers typically perform two types of services on behalf of Manufacturers: headquarters functions and retail store functions.

  Headquarters functions include services provided to both Manufacturers and Retailers at the headquarters level. Retail food brokers conduct business development activities including sales calls and new product introductions to Retailers on behalf of Manufacturers. Retail food brokers also assist Manufacturers in developing, reviewing and executing annual marketing plans. Other headquarters services include order management, supervision of shelf space management, the coordination of Manufacturers' promotional spending, and facilitating the resolution of billing issues between Manufacturers and Retailers. In connection with the implementation of category management at the Retailers' headquarters level, retail food brokers assist Retailers by gathering and analyzing demographic, consumer, and store sales information utilized in the management of product categories as strategic business units

  Retail store functions generally include execution of sales plans for Manufacturers' products at the store level by assisting in merchandising, shelf and display management, new store set-ups, implementation of promotional plans, and placement of point-of-sale coupons, signs and other information. Retail food brokers also assist Retailers with coupon and advertising programs, quality assurance and technical training (primarily in relation to prepared foods). In addition, retail food brokers assist Retailers and Manufacturers in the collection, analysis and application of retail sales data.

  The retail food brokerage industry has been growing as food brokers represent an increasing percentage of the volume of all commodities sold through Grocery Stores (the "ACV"). In 1997, the percentage of ACV sold through Grocery Stores was 55% compared to 45% in 1985. The food industry is non-cyclical, and according to Progressive Grocer, Grocery Store revenues, of which an increasing portion is represented by food brokers, have grown from approximately $292 billion in 1985 to $436 billion in 1997, representing a compound annual growth rate of approximately 4% per year.

  The Company believes that the retail food brokerage industry is highly fragmented and is experiencing significant consolidation. In the past ten years, the number of food brokerage firms has decreased from 2,500 to 1,100, while the number of sales representatives employed by such firms increased from 35,000 to 42,000. There are three multi-regional food brokerage firms, including the Company, each with approximately 3% market share. Additionally, there are 12 to 15 large regional food brokerage firms in the United States. A number of the companies in the food brokerage industry, including Merkert and Rogers, have participated in the trend towards consolidation by acquiring other food brokerage businesses, generally financing these transactions with debt and/or earn-out agreements.

  The Company believes that the consolidation of food brokers is primarily the result of a desire by Manufacturers and Retailers to manage their businesses more efficiently and effectively by reducing the number of brokers they interact with in a given region. Additionally, Management believes that consolidation within the food brokerage industry is being driven, in part, by the consolidation of Retailers and Manufacturers and the increasing demand for the application of more sophisticated information technology on the part of food brokers.

  Food Service Brokers. Food service providers include operators of restaurants, school and hospital cafeterias and other similar establishments. Food brokers sell Manufacturers' products to food service providers through a number of means, including headquarters sales calls and the representation of Manufacturers' products at trade shows. The food service segment of the industry has experienced significant growth in recent years as an increasing percentage of consumer spending for food in the United States has shifted to meals away from home.

  Private Label Food Brokers. Private label food brokers work with Manufacturers to develop and manage the private label programs on behalf of Retailers. A food broker's responsibilities in connection with a private label program may include procurement and inventory management and in-store delivery of private label products. The private label segment has been a substantial growth segment for Retailers and represented 20% of supermarket food sales in 1997.

BUSINESS STRATEGY

  The Company's objective is to become the leading national provider of outsourced sales, merchandising and marketing services to Manufacturers, Retailers and food service providers throughout the United States. The Company's business strategy is comprised of the following key elements:

  Expand Current and Develop New Manufacturer Relationships. The Company seeks to increase its representation of existing Manufacturers' product lines by representing Manufacturers' products in new geographic markets and non-supermarket trade channels, including mass merchandisers, food service providers, membership warehouses, drug stores and convenience stores. The Company also seeks to increase the range of products it represents on behalf of the Manufacturers it currently serves and enter into new relationships with Manufacturers.

  Provide Effective Marketing Support and Valuable Category Management Technology. The Company's marketing expertise, combined with its proprietary information technology system, allows it to utilize local demographic information and information about retail store level conditions to understand consumer purchasing preferences in local markets. As a result, the Company is able to develop and implement targeted consumer sales promotions for its Manufacturers' products. The Company also deploys category analysts who use local sales data to assist Retailers with shelf schematics, category layouts and total store space management.

  Growth Through Strategic Acquisitions. The Company intends to pursue strategic acquisitions in the food brokerage industry. Since 1994, the Company has acquired and successfully integrated 21 companies, resulting in coverage of new geographic regions and expanded representations of Manufacturer product offerings in existing markets. The Company's plans include the selection, acquisition and management of businesses in the following brokerage market segments:

  . Retail: A key element of the Company's acquisition strategy is to expand its geographic coverage by acquiring existing retail food brokerage firms in new geographic markets. The Company also seeks acquisition candidates that conduct business within the Company's existing territory and offer the Company the opportunity to expand its representation of Manufacturers and product categories and its coverage of Retailers within existing markets. The Company also seeks acquisitions that will enable it to represent additional product categories and cover additional distribution channels. In particular, the Company believes that health and beauty care and general merchandise brokerage and bakery, deli, meat, seafood, floral and produce brokerage have significant growth potential. The Company also plans to cover convenience stores in its strategy as it believes convenience stores will account for an increasingly larger portion of food sales as sales of meal replacements and traditional grocery items continue to grow.

  . Food Service: Sales to entities in the food service segment of the food industry currently represent a small part of the Company's business. The Company believes that it will be able to expand its operations within the fragmented food service segment through the acquisition of existing food service brokers who sell Manufacturers' products to food service providers.

  . Private Label: The Company believes that the private label food brokerage segment is currently fragmented and that the Company can further develop its private label operations through targeted acquisitions of private label food brokers within this growing segment of the food industry.

  The Company believes that its acquisition strategy will enable it to:

  . Strengthen Market Presence: By expanding its geographic coverage, the Company will be able to offer Manufacturers more extensive and better coordinated coverage of Retailers who operate across geographic regions. As the Company expands the portion of a given Manufacturer's sales it represents, it will be better positioned to meet Manufacturers' needs by providing a wide range of services across a broader geographic area. This will enable Manufacturers to increase the effectiveness of their marketing programs and reduce the costs associated with managing their brokerage networks by using fewer food brokerage companies.

  . Benefit from Increased Economies of Scale: As the Company expands the number of Manufacturers and product lines it represents, it expects to realize certain economies which will result from the low incremental cost of representing additional Manufacturers and product lines. The Company also expects to recognize certain economies of scale as the Company expands its operations to cover a larger geographic region.

  . Improve Operating Efficiencies: The Company believes that as it integrates acquired companies it will be able to eliminate certain duplicative operations, facilities and personnel. The Company expects to realize cost savings through the consolidation of certain administrative functions.

  Increase Private Label Brokerage. The Company has a division that specializes in the development, procurement and inventory management of private label frozen products, including fruits, vegetables and other products on behalf of certain Retailers. The Company's private label division currently works in conjunction with Retailers such as A&P, Price Chopper, Publix and Royal Ahold (including Stop & Shop and Bi-Lo). In addition, the increasing geographic coverage of the Company will provide the Company with the opportunity to offer private label services to more retailers and more retail locations.

  Expand Food Service Brokerage. Sales to entities in the food service brokerage segment of the food industry currently represent a small part of the Company's business. The Company believes that there is a high degree of fragmentation in this industry segment and that the food service brokerage segment presents opportunities for profitable growth through strategic acquisitions, as well as through developing new account relationships through its existing operations. The Company intends to pursue expansion of its food service brokerage line within its existing geographic coverage and to develop food service brokerage in new territories.

  Seek International Opportunities. The Company believes that many opportunities exist outside the United States for sales, marketing and food brokerage services in connection with retail food stores and in the development of private label programs for Retailers. Certain Retailers, including Royal Ahold, J. Sainsbury PLC and Food Lion Supermarkets, among others, currently operate on an international basis. The Company believes that international expansion would involve the acquisition of food brokers in countries where food brokers are used by Manufacturers and Retailers. The Company has recently entered into an agreement to provide private label services to a Retailer based in Japan for its peanut butter and red wine products.

  Empower Local Management and Develop Professional Staff. The senior management of the Company will provide overall strategic direction and guidance with respect to acquisitions, financing, marketing and operations. In general, however, it is the intention of the Company to continue to operate its day-to-day business on a locally oriented basis. The Company intends to continue the development of proprietary "best practices" by emphasizing an entrepreneurial culture at the local level. The Company believes that the flexibility of a locally oriented approach to operational matters enables the Company to effectively respond to changes in the competitive environment.

  The Company believes that a key factor to its continuing success is the strength of its professionals. The development and training of employees has contributed to the Company's continued growth and profitability. In keeping with the Company's philosophy and operating structure, the Company intends to continue to manage employee relations and human resource development at the local level. Management at the local level is responsible for developing and training the professional staff which reports to them and for creating an environment that promotes employee satisfaction and optimal performance.

COMPANY HISTORY

  Prior to the Offering, the Company's business was conducted through Merkert and Rogers. Prior to or upon the consummation of the Offering, the Company will acquire each of Merkert and Rogers. See "Certain Transactions-- Organization of the Company" and "The Combination."

  Merkert has operated as a food broker in the northeastern and mid-Atlantic regions of the United States since 1950. In 1997, Merkert had total revenues of approximately $147.4 million, the principal source of which was from commissions it received from Manufacturers. Merkert also manages private label programs on behalf of selected Retailers. Merkert has grown through both internally generated growth and through acquisitions, having successfully acquired and integrated six smaller food brokers since 1994.

  Rogers has operated as a food broker in the southeastern region of the United States since 1934. In 1997, Rogers had total revenues of approximately $83.0 million, all of which was derived from commissions it received from Manufacturers. Rogers has grown through both internally generated growth and through acquisitions, having successfully acquired and integrated 15 smaller food brokers since l994.

SERVICES AND OPERATIONS

  The Company has traditionally provided Manufacturers with a full array of sales, marketing and administrative services and has been paid a commission by Manufacturers. In certain cases, the Company has entered into "hybrid" arrangements with Manufacturers under which the Company provides less than full geographic coverage and/or services. The functions and services provided by the Company are described below.

  Full Services. The Company currently provides full services to approximately 92% of the Manufacturers that it represents. Where the Company provides full services to a Manufacturer in connection with the sale of its products to Retailers, the commission is generally 3% of the Manufacturer's net sales to such Retailers. The services that the Company provides to Manufacturers in a full services arrangement include:

  . Account Service and Business Development: In general, the Company's Manufacturers are serviced by business managers, each of whom is responsible for identified products of a number of Manufacturers within one region (such as New England). The Company's business managers, customer service personnel and support staff utilize information developed by the Company to assist Manufacturers in devising strategic sales plans and achieving merchandising goals and in utilizing retail information to develop customized marketing strategies, including determining the assortment of current and new products to be offered and promotions designed to increase revenues and profitability. The activities of these business managers are supervised by general managers who manage categories of products such as groceries, frozen foods and perishables, or health, beauty care and confection products.

    The Company's Regional Business Managers ("RBMs") are Company executives who provide the primary link between the Company and certain of the Company's largest Manufacturers. Each of the Company's RBMs is dedicated to a single Manufacturer and directs a multi-regional team (a "Manufacturer Team") comprised of business managers (each of whom manages the Company's activities on behalf of a Manufacturer in a specified region), customer service personnel and support staff. These RBMs provide their Manufacturers with services similar to those provided by business managers.

  . Administrative Management: The Company handles both order management and certain billing management services for Manufacturers. The Company's order management system enables it to perform all major order management functions relating to orders for goods from Retailers to Manufacturers. The Company has developed a centralized order management system to generate electronic orders through electronic data interchange ("EDI"). This system enables the Company to verify quantities, product codes, pricing, pack sizes and promotions pertaining to an order. The Company's order management system also reconciles Manufacturer invoices with Retailer purchase orders and manages and processes promotional allowances and credits for Retailers. In addition, the Company facilitates the resolution of billing issues between Manufacturers and Retailers.

  . Category and Shelf Space Management: The Company's category management analysts and shelf space management analysts serve as liaisons, linking the Company, RBMs, business managers and Manufacturer Teams with retailer teams, comprised of headquarters account managers and retail merchandisers ("Retailer Teams"). These retail analysts develop information from retail data collected by the Company's Retailer Teams and by outside sources, including ACNielson Corp. and Information Resources, Inc. RBMs and business managers use this information in developing multi-regional, regional and local strategies with Manufacturers. Retailer Teams also use this information, as well as store-specific sales and demographic information provided by these analysts, to implement sales and merchandising strategies at the local level. These category management activities enable Manufacturers to prepare fact-based selling strategies used in product and promotional planning. These activities also enable Retailers to increase sales and profitability by more effectively utilizing their resources, including shelf space as well as marketing and promotional expenditures.

  . Retail Services: In general, the Company's headquarters account managers and retail merchandisers represent a wide range of Manufacturers' products to specified Retailers within a region. The

     Company's headquarters account managers call upon Retailers at the headquarters level and represent numerous products on behalf of the Company's Manufacturers. The Company's largest Retailers are called upon by multiple headquarters account managers, each representing specific product categories such as groceries, frozen food/perishables or health, beauty care and confectionery products. Smaller Retailers are generally called upon by headquarters account managers who represent multiple product categories. Headquarters account managers help execute sales plans developed by RBMs, business managers and Manufacturers. Through their frequent service calls, the Company's retail merchandisers develop relationships with store managers and in-store category managers and assist headquarters account managers to execute sales plans for Manufacturers' products. The Company's retail merchandisers execute sales plans at the store level by providing shelf and display management, new store set-ups, stocking of new items and placement of point-of-sale coupons and signs.

    The company's largest Retailers are serviced by dedicated Retailer Teams. In some cases, these dedicated Retailer Teams include shelf space management analysts who provide shelf management and display expertise.

    The Company also initiates and executes local marketing events on behalf of Manufacturers in order to build Manufacturer brand recognition. These efforts include the preparation and display of special signage, coupon programs and other promotional activities between Manufacturers and Retailers.

  Hybrid Services. In response to increasing demand from certain Manufacturers who are outsourcing more of their retail services functions, the Company has recently entered into "hybrid" agreements under which the Company provides only specified services, geographic coverage and Retailer coverage to a Manufacturer. The Company has entered into hybrid agreements with approximately 5% of the Manufacturers the Company represents. The fee for such services varies based on the particular services provided. By providing a flexible alternative to commission-based pricing, the Company has increased the total number of Manufacturers it represents and believes that such hybrid services may also result in sales of additional services to Manufacturers. Providing retail-only services is a common hybrid arrangement. Retail-only services primarily include initial retail shelf set-ups and subsequent store shelf space management. The Company provides retail-only services to approximately 3% of the Manufacturers it represents. These retail-only services generally provide for compensation equivalent to a commission of approximately 1.0% of the value of product sales to the Retailer.

  Private Label. The Company's private label division develops, procures, and manages inventory of private label products (including frozen fruits and vegetables and other products) on behalf of certain Retailers. This division works in conjunction with major Retailers such as A&P, Price Chopper, Publix and Royal Ahold. The Company intends to expand its private label programs into all of its regional markets as part of the integrated package of services the Company offers.

  Store Supplies. The Company's store supplies division operates as a distributor for Monarch Marking Systems, Inc. and sells price marking equipment, labels and other store supplies to Retailers in New England and New York City. In addition, the Company sells a bio-degreaser product to Retailers' supermarket, meat and bakery departments through local distributors. The Company intends to expand distribution of this bio-degreaser product into all its markets.

MANUFACTURERS AND RETAILERS

  Manufacturers. The Company has had up to 44 years of successful relationships with companies such as Dean Foods/Birds Eye, H.J. Heinz, Lipton, Mars, Minute Maid, Ocean Spray, Pillsbury, Quaker and hundreds of others. These companies manufacture grocery-related and food service products covering a wide spectrum of categories and sub-categories from staples to perishables.

  Retailers. On the retail side, the Company has a long established history with many large and mid-sized Retailers in the food industry. Many of these Retailers are, or are owned by, some of the world's largest food retailers, while others are leading regional players. The following is a list of selected key Retailers:

   RETAILER NAME                                      OPERATING REGION
   -------------                               -------------------------------
   C&S Wholesale Grocers, Inc................. Northeast US
   Food Lion/Delhaizen Supermarkets........... Southeast US
   Hannaford Brothers......................... New England and southeast US
   J. Sainsbury PLC (Shaws Supermarkets and
    Giant Foods).............................. New England and mid-Atlantic US
   Kroger..................................... Southeast US
   Public Supermarkets........................ Southeast US
   Royal Ahold (including Stop & Shop and Bi-
    Lo)....................................... Eastern US
   Safeway.................................... Mid-Atlantic US
   Supervalu.................................. Northeast and southeast US
   White Rose................................. Northeast US
   Wakefern (Shop Rite)....................... Mid-Atlantic US
   Winn-Dixie................................. Southeast US

  No single Manufacturer or Retailer represented more than 6% of the Company's revenues for the year ended December 31, 1997, on a pro forma basis.

INFORMATION TECHNOLOGY

  The application of information technology has become an increasingly important element in the food brokerage industry. In order to provide Manufacturers and Retailers with the most efficient and useful information and services, the Company has invested in current retail information technology.

  Electronic Data Interchange. The EDI system, which was first used in the industry in 1980, streamlines order communications among food brokers, Retailers and Manufacturers. EDI has played a growing role as an increasing number of Manufacturers, Retailers and food brokers have integrated their systems with EDI. Orders sent by EDI are transmitted on-line from the Retailer to the Company and entered automatically into the Company's order databases. Orders are reviewed by the Company to verify that quantities, product codes, pricing, pack sizes and promotions have been correctly submitted. The Company then places orders with certain Manufacturers via EDI. By reducing manual order processing, the system significantly curtails order input errors, expedites order processing and reduces the number of personnel required to fulfill this function.

  Retail Information. The Company utilizes a proprietary retail reporting system to update Manufacturers with store-specific information regarding their products. The Company's retail representatives record information on in-store merchandise conditions, including product placement and pricing information. This information is then entered into the Company's retail reporting system. The Company's retail reporting system allows both the Company and its Manufacturers to easily access store-level information. The Company believes that it is one of only a few food brokers offering comprehensive merchandising information regarding store-specific retail conditions.

  Local Area Network and Web Technology. The Company was among the first food brokers to install a company-wide local area network and wide area network, enabling it to provide on-line information to Manufacturers and Retailers. To disseminate this information, the Company utilizes the internet and dedicated extranets. The Company's internet site on the worldwide web is being developed to market the Company's services to potential Manufacturers and Retailers. The Company's on-line service allows it to communicate on a secure basis with Retailers and Manufacturers and to provide them with marketing, sales and other information related to their products and operations.

COMPETITION

  The food brokerage market is large and fragmented, with brokers serving numerous local markets and a few large brokers serving multiple regions in the United States. The Company competes with other food brokers for product lines of Manufacturers and for the right to represent products to Retailers and across distribution chains. In addition, the Company expects that it will face additional competition from new entrants into the food brokerage market due to the relatively low barriers to entry. Competition is based primarily on breadth of geographic coverage, and the quality and scope of services provided. See "Risk Factors--Competition."

  The entire food distribution chain, including Manufacturers, Retailers, and food brokers, has been consolidating over the past ten years. As the market becomes more concentrated in terms of the total number of Manufacturer and Retailer accounts served by food brokers, the Company believes that large brokers that can provide a full array of services to leading Manufacturers and Retailers across multiple geographic markets have a competitive advantage. The Company believes that Manufacturers will favor large regional and national food brokers with the personnel and technology resources necessary to operate in an increasingly sophisticated and complex environment, and the capability to provide the local market focus required by Manufacturers and Retailers.

  The Company will, upon completion of the Offering, become the first publicly held food broker in the United States, with operations spanning most of the eastern United States. The Company competes with other multi-regional food brokers such as Richmont Marketing Specialists and Sales Mark. On a local and regional basis the Company competes with Acosta, Pezrow, Budd Mayer, REM, and MAI. Some of the Company's competitors include alliances of smaller regional food brokers.

EMPLOYEES

  The Company has approximately 3,200 full and part time employees. The Company believes that its relations with its employees are good. To the Company's knowledge, its employees are not members of any labor union.

PROPERTIES

  The Company's corporate offices are located at 8 Cedar Street, Suite 54A, Woburn, Massachusetts 01801. The Company's telephone number at such location is (781) 933-3998. In addition to its corporate offices, the Company maintains 36 facilities in 22 states, the two largest of which are:

                                                  APPROXIMATE
     LOCATION           PRINCIPAL USAGE         AREA IN SQ. FT.         LEASED/OWNED
     --------           ---------------         ---------------         ------------
     Charlotte, NC          Office                  54,000                 Leased*
     Canton, MA             Office                  50,000                  Owned

--------
* This facility is currently owned by Rogers. In connection with the Combination, the Company will sell this facility to a third party. Such third party will lease this facility to the Company. The proceeds of the sale by the Company will be distributed to certain Rogers shareholders. See "Certain Transactions."

  The Company believes that its properties are generally well maintained and in good condition. The Company believes that its properties are adequate for present needs and that suitable additional or replacement space will be available as required.

LEGAL PROCEEDINGS

  Merkert has received written notice from the seller of a food brokerage business acquired by Merkert alleging that Merkert has breached certain covenants contained in an agreement with such seller, claiming that such breaches have caused the acceleration of certain obligations of Merkert to such seller and threatening litigation in connection with such claims. The Company believes that this matter, if determined adversely to the Company, would not have a material adverse effect on the Company. The Company is from time to time a party to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, any liability that the Company might incur upon the resolution of this litigation will not, in the aggregate, have a material adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information concerning the Company's directors and executive officers and those persons who will become directors and executive officers upon consummation of the Offering.

      NAME                          AGE                 POSITION
      ----                          ---                 --------
   Gerald R. Leonard...............  51 Chairman of the Board, Chief Executive
                                        Officer and President
   James L. Monroe.................  39 Non-Executive Chairman of the Board
   Douglas H. Holstein.............  54 Chief Operating Officer of the Company,
                                        President of Rogers (a subsidiary of the
                                        Company) and Director
   Sidney D. Rogers, Jr............  46 Chief Financial Officer
   Marty D. Carter.................  38 Vice President of Acquisitions and Chief
                                        Financial Officer of Rogers (a
                                        subsidiary of the Company)
   Glenn F. Gillam.................  46 President of Merkert (a subsidiary of the Company)
   Edward P. Grace, III............  47 Director
   James A. Schlindwein............  69 Director

  Gerald R. Leonard will become Chairman of the Board, Chief Executive Officer and President of the Company upon consummation of the Offering. Mr. Leonard has been Chief Executive Officer of Merkert since September 1994. From May 1992 to September 1994, Mr. Leonard served Merkert (a subsidiary of the Company) as President of the Food Enterprises, New England Division, and has been with Merkert in various executive capacities since 1983. Mr. Leonard has held sales and management positions with Procter & Gamble, William Underwood Company and Green Giant Company. Mr. Leonard has more than 26 years of experience in food brokerage, manufacturing and related industries.

  James L. Monroe has served as President of the Company since March 1998. Upon consummation of the Offering, Mr. Monroe will serve as Non-Executive Chairman of the Board of the Company. In 1997, Mr. Monroe founded Monroe & Company, LLC, a merchant banking firm that invests in companies in consolidating industries. From January 1994 until December 1996, Mr. Monroe was a Senior Vice President of Oppenheimer & Co., Inc. where he managed the Boston Corporate Finance department and the national consumer industry banking practice. From 1992 until 1993, Mr. Monroe was a Managing Director at Advest, Inc., an investment banking and brokerage firm. Mr. Monroe has thirteen years of investment and merchant banking experience.

  Douglas H. Holstein will become Chief Operating Officer, President of Rogers, and a director of the Company upon consummation of the Offering. Mr. Holstein has been President of Rogers since January 1993, and has been with Rogers in various executive capacities since 1981. Prior to joining Rogers, Mr. Holstein was the Regional Director of the Southeast for the Green Giant Company.

  Sidney D. Rogers, Jr. will become the Chief Financial Officer of the Company upon consummation of the Offering. Mr. Rogers has been Chief Financial Officer and Vice President of Merkert since 1994 and has been with Merkert since 1977. Prior to serving as Chief Financial Officer of Merkert, Mr. Rogers was Vice President Administration of Merkert since 1986.

  Marty D. Carter will become Vice President of Acquisitions of the Company and Chief Financial Officer of Rogers (a subsidiary of the Company) upon consummation of the Offering. Mr. Carter has been the Chief Financial Officer of Rogers since 1987. From 1984 to 1987, Mr. Carter was in the audit practice group of Touche Ross & Co.

  Glenn F. Gillam will become President of Merkert (a subsidiary of the Company) upon consummation of the Offering. Mr. Gillam has been President of the Food Enterprises, New England Division, of Merkert since 1994, and has been with Merkert in various capacities since 1983. Mr. Gillam has held sales and management positions with companies involved in health and beauty care/general merchandise, frozen food, confection and grocery since 1973.

  Edward P. Grace, III will become a director upon consummation of the Offering. Mr. Grace is President of Phelps Grace International, Inc., a restaurant consulting and investment company. From 1989 until September 1996, Mr. Grace served as Chairman of the Board, President and Chief Executive Officer of Bugaboo Creek Steak House, Inc., operator of Bugaboo Creek Steak House and The Capital Grille restaurants. Mr. Grace is Vice Chairman and a Director of RARE Hospitality International, Inc. and Professional Facilities Management, Inc. He also serves as a Trustee of the University of Vermont and of Johnson & Wales University.

  James A. Schlindwein will become a director of the Company upon consummation of the Offering. Mr. Schlindwein has been a director of Merkert since 1994. Prior to his retirement in September 1994, Mr. Schlindwein served as Executive Vice President, Merchandising Services, and a director of Sysco Corporation, a national institutional food service distributor, where he had served since 1980. He is also a director of Riser Foods, Inc., American Italian Pasta Company and Tri-Valley Growers.

BOARD OF DIRECTORS

  The business of the Company is managed under the direction of the Board of Directors. After consummation of the Combination and the Offering, the Board of Directors will consist of five directors. The Company's Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes. The members of each class of directors serve for staggered three-year terms. The Board of Directors will be composed of one Class I Director (Mr. Schlindwein), two Class II Directors (Messrs. Grace and Holstein) and two Class III Directors (Messrs. Leonard and Monroe), whose initial terms will expire upon the election and qualification of directors at the annual meetings of stockholders held following the years ending 1998, 1999 and 2000, respectively. Beginning in 1999, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Holders of shares of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

  Following consummation of the Offering, the Board of Directors will establish an audit committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Audit Committee, a majority of which will be outside directors, will recommend to the Board of Directors the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent accountants, review with management and the independent accountants the Company's year-end operating results, consider the adequacy of the internal accounting procedures and consider the effect of such procedures on the accountants' independence. The Compensation Committee, which will consist solely of outside directors, will review and recommend to the Board of Directors the compensation arrangements for all directors and officers, approve such arrangements for other senior level employees and administer and take such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee will also determine the number of options to be granted or shares of Common Stock to be issued to eligible persons under the Company's 1998 Stock Plan. In addition, the Compensation Committee will construe and interpret the 1998 Stock Plan and issuances thereunder, and establish, amend and revoke rules and regulations for administration of the 1998 Stock Plan.

  Members of the Board of Directors who are also employees of the Company do not receive compensation for their services on the Board of Directors or any committee thereof. Each director who is not an employee of the Company (an "Independent Director") receives an annual fee of $25,000. Upon consummation of the Offering, each Independent Director will be granted an option to purchase 20,000 shares of Common Stock at an exercise price equal to the initial public offering price per share of Common Stock. Under the 1998 Stock Plan, each new Independent Director elected following the Offering is also entitled to receive an initial grant of an option to purchase 20,000 shares of Common Stock upon his or her election to the Board of Directors, and each Independent Director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders, beginning with the 1999 annual meeting, will automatically be granted an option to purchase 5,000 shares of Common Stock. In addition, the Independent Director who serves as chairman of the Audit Committee of the Board of Directors will receive options to purchase an additional 5,000 shares of Common Stock upon consummation of the Offering and an additional 5,000 shares of Common Stock on the fifth business day after each annual meeting of stockholders beginning with the 1999 annual meeting. All options granted to Independent Directors under the 1998 Stock Plan shall vest in equal annual installments over the number of years remaining in each Director's term on the date of grant and shall terminate upon the tenth anniversary of the date of grant. See "--1998 Stock Option and Incentive Plan-Stock Options Granted to Independent Directors."

  All members of the Board of Directors are reimbursed for travel expenses incurred in attending meetings of the Board of Directors and its committees.

EXECUTIVE COMPENSATION; EMPLOYMENT AND NONCOMPETITION AGREEMENTS

  The Company was incorporated in March 1998, has conducted no operations other than those associated with the Offering, and will not pay any of its executive officers any compensation prior to the consummation of the Offering. The Company will enter into employment and noncompetition agreements upon consummation of the Offering with certain of its executive officers. The material terms of these agreements are summarized below.

  Each of Messrs. Leonard, Holstein, Rogers, Carter and Gillam will enter into employment and noncompetition agreements with the Company providing for base
salaries of $   , $   , $   , $    and $   , respectively. Each employment and
noncompetition agreement will be for a term of three years, and unless terminated or not renewed by the Company or the executive officer, the term will continue thereafter on a month-to-month basis. Each of these agreements will provide that the executive officer's employment with the Company may be terminated for "cause" by the Company for (i) dishonest statements or acts which constitute material disloyalty or dishonesty toward the Company or cause significant damage to the Company; (ii) the commission by or indictment of the executive officer for a felony, or any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) an uncured failure by the executive officer to perform a substantial portion of his duties and responsibilities; (iv) uncured gross negligence, willful misconduct or insubordination; or (v) an uncured material breach of any of his material obligations under the employment and noncompetition agreement. In the event of termination of employment by the Company without cause, the executive officer will be entitled to receive from the Company continuation of his then current base salary until the later of expiration of the initial term or 12 months from the date of termination of employment, provided that in the case of Messrs. Holstein and Carter, the executive officer will also be entitled to receive from the Company continuation of health plan benefits and automobile benefits until the expiration of the initial term. Each employment and noncompetition agreement will contain a covenant not to compete with the Company during the initial term of the agreement and for a period of one year following termination of employment or, if longer, for the period during which the executive officer shall be entitled to receive continuation of his base salary following termination of employment by the Company without cause.

1998 STOCK OPTION AND INCENTIVE PLAN

  On May 19, 1998, the Board of Directors of the Company adopted, and the stockholders approved, the Monroe, Inc. 1998 Stock Option and Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan is designed and intended as a performance incentive for officers, employees, consultants and Independent Directors to promote the financial success and progress of the Company. The Company anticipates that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. All officers and Independent Directors are eligible to participate in the 1998 Stock Plan.

  The 1998 Stock Plan provides for the issuance of up to thirteen percent of the number of shares of Common Stock outstanding from time to time. The
Company currently has reserved     shares of Common Stock for issuance under
the 1998 Stock Plan, of which     shares are subject to outstanding options
and     remain available for issuance. Upon consummation of the Offering, the
number of shares reserved for issuance under the 1998 Stock Plan will be     .
On and after the date the 1998 Stock Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), options with respect to no more than 1,300,000 shares of Common Stock may be granted to any one individual in any calendar year.

  The following summary description does not purport to be complete and is qualified in its entirety by the 1998 Stock Plan, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  Plan Administration; Eligibility. The 1998 Stock Plan is administered by the Board of Directors or the Compensation Committee thereof. All members of the Committee must be "disinterested persons" as that term is defined under the rules promulgated by the Securities and Exchange Commission and "outside directors" as defined in Section 162(m) of the Code and the regulations promulgated thereunder.

  The Compensation Committee has full power to select, from among the employees and other persons eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 1998 Stock Plan. The Compensation Committee may permit Common Stock, and other amounts payable pursuant to an award, to be deferred. In such instances, the Compensation Committee may permit dividends or deemed dividends, if any, to be credited to the amount of deferrals.

  Persons eligible to participate in the 1998 Stock Plan will be those officers, employees and other key persons, such as consultants, of the Company and its subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its subsidiaries, as selected from time to time by the Compensation Committee. Independent Directors will also be eligible for certain awards under the 1998 Stock Plan.

  Stock Options. The 1998 Stock Plan permits the granting of (i) options to purchase Common Stock intended to qualify as incentive stock options under
Section 422 of the Code ("Incentive Options") and (ii) options that do not so qualify ("Non-Qualified Options"). Only employees of the Company and its subsidiaries may be granted Incentive Options. The option exercise price of each option will be determined by the Compensation Committee but may not be less than 100% of the fair market value of the Common Stock on the date of grant in the case of Incentive Options, and may not be less than 85% of the fair market value of the Common Stock on the date of grant in the case of Non-Qualified Options.

  The term of each option will be fixed by the Compensation Committee and may not exceed ten years from the date of grant in the case of an Incentive Option. The Compensation Committee will determine at what time or times each option may be exercised and, subject to the provisions of the 1998 Stock Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Compensation Committee.

  Upon exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Compensation Committee or, if the Compensation Committee so permits, by delivery of shares of Common Stock already owned by the optionee. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee.

  At the discretion of the Compensation Committee, stock options granted under the 1998 Stock Plan may include a "re-load" feature pursuant to which an optionee exercising an option by the delivery of shares of Common Stock would automatically be granted an additional stock option (with an exercise price equal to the fair market value of the Common Stock on the date the additional stock option is granted) to purchase that number of shares of Common Stock equal to the number delivered to exercise the original stock option. One of the purposes of this feature is to enable participants to maintain an equity interest in the Company without dilution.

  To qualify as Incentive Options, options must meet additional U.S. Federal tax requirements, including limits on the value of shares subject to Incentive Options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

  Stock Options Granted to Independent Directors. The 1998 Stock Plan provides for the automatic grant to each Independent Director of a Non-Qualified Option to purchase 20,000 shares of Common Stock in connection with the consummation of the Offering. The 1998 Stock Plan also provides for the automatic grant to each Independent Director of a Non-Qualified Option to purchase 20,000 shares of Common Stock upon his or her initial election to the Board of Directors following the Offering. Each Independent Director who is serving as a director of the Company on the fifth business day after each annual meeting of stockholders, beginning with the 1999 annual meeting of stockholders, will also automatically be granted on such day a Non-Qualified Option to acquire 5,000 shares of Common Stock. In addition, the Independent Director who serves as chairman of the Audit Committee of the Board of Directors will receive options to purchase an additional 5,000 shares of Common Stock upon consummation of the Offering and an additional 5,000 shares of Common Stock on the fifth business day after each annual meeting of stockholders beginning with the 1999 annual meeting. The exercise price of each such Non-Qualified Option will be the fair market value of the Common Stock on the date of grant. All of such Non-Qualified Options granted to Independent Directors shall vest in equal annual installments over the number of years remaining in each Director's term on the date of grant and shall terminate on the tenth anniversary of the date of grant.

  Stock Appreciation Right. The Committee may award a stock appreciation right ("SAR") either as a freestanding award or in tandem with a stock option. Upon exercise of the SAR, the holder will be entitled to receive an amount equal to the excess of the fair market value on the date of exercise of one share of Common Stock over the exercise price per share specified in the related stock option (or, in the case of freestanding SAR, the price per share specified in such right, which price may not be less than 85% of the fair market value of the Common Stock on the date of grant) times the number of shares of Common Stock with respect to which the SAR is exercised. This amount may be paid in cash, Common Stock, or a combination thereof, as determined by the Committee. If the SAR is granted in tandem with a stock option, exercise of the SAR cancels the related option to the extent of such exercise.

  Restricted Stock. The Committee may also award shares of Common Stock to officers, other employees and key persons of the Company subject to such conditions and restrictions as the Committee may determine ("Restricted Stock"). These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. The purchase price of shares of Restricted Stock will be determined by the Committee. If the performance goals and other restrictions are not attained, the employees will forfeit their awards of Restricted Stock.

  Unrestricted Stock. The Committee may also grant shares (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the 1998 Stock Plan ("Unrestricted Stock"). Unrestricted Stock may be issued to employees and key persons in recognition of past services or other valid consideration, and may be issued in lieu of cash bonuses to be paid to such employees and key persons.

  Performance Share Awards. The Committee may also grant performance share awards to employees or other key persons of the Company entitling the recipient to receive shares of Common Stock upon the achievement of individual or Company performance goals and such other conditions as the Committee shall determine ("Performance Share Award").

  Dividend Equivalent Rights. The Committee may grant dividend equivalent rights, which give the recipient the right to receive credits for dividends that would be paid if the grantee had held specified shares of Common Stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award. Dividend equivalents credited under the 1998 Stock Plan may be paid currently or be deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue additional dividend equivalents at fair market value at the time of deemed reinvestment or on the terms then governing the reinvestment of dividends under the Company's dividend reinvestment plan, if any. Dividend equivalent rights may be settled in cash, shares, or a combination thereof, in a single installment or installments, as specified in the award. Awards payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

  Adjustments for Stock Dividends, Mergers, Etc. The Committee will make appropriate adjustments in outstanding awards to reflect stock dividends, stock splits and similar events. In the event of a merger, liquidation, sale of the Company or similar event, the Committee, in its discretion, may provide for substitution or adjustments of outstanding options and SARs, or may terminate all unexercised options and SARs with or without payment of cash consideration.

  Amendments and Termination. The Board of Directors may at any time amend or discontinue the 1998 Stock Plan and the Committee may at any time amend or cancel outstanding awards for the purpose of satisfying changes in the law or for any other lawful purpose. No such action may be taken, however, which adversely affects any rights under outstanding awards without the holder's consent. Further, amendments to the 1998 Stock Plan shall be subject to approval by the Company's stockholders if and to the extent required by the Securities Exchange Act of 1934, as amended (the "1934 Act"), to ensure that awards granted under the 1998 Stock Plan are exempt under Rule 16b-3 promulgated under the 1934 Act, or required by the Code to preserve the qualified status of Incentive Options.

  Change in Control Provisions. The 1998 Stock Plan provides that in the event of a sale of all or substantially all of the assets or Common Stock of the Company, a merger or consolidation which results in a change in control of the Company or the liquidation or dissolution of the Company (a "Change in Control"), all stock options and stock appreciation rights shall automatically become fully exercisable. In addition, at any time prior to or after a Change in Control, the Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine appropriate.

U.S. FEDERAL INCOME TAX CONSEQUENCES

  Nonqualified Stock Options. The grant of a Non-Qualified Option will not result in the recognition of taxable income by the participant or in a deduction to the Company. Upon exercise, a participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Company's Common Stock purchased over the exercise price. The Company is required to withhold tax on the amount of income so recognized, and a tax deduction is allowable equal to the amount of such income (subject to the satisfaction of certain conditions in the case of options exercised by Section 162(m) officers). Gain or loss upon a subsequent sale of any of the Company's Common Stock received upon the exercise of a Non-Qualified Option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the Common Stock sold). Certain additional rules apply if the exercise price for an option is paid in Common Stock previously owned by the participant.

  Incentive Stock Options. Upon the grant or exercise of an Incentive Stock Option within the meaning of Section 422 of the Code, no income will be realized by the participant for federal income tax purposes and the Company will not be entitled to any deduction. However, the excess of the fair market value of the Company's Common Stock as of the date of exercise over the exercise price will constitute an adjustment to taxable income for purposes of the alternative minimum tax. If the shares of the Company's Common Stock are not disposed of within the one-year period beginning on the date of the transfer of such Common Stock to the participant, or within the two-year period beginning on the date of grant of the Option, any profit realized by the participant upon the disposition of such Common Stock will be taxed as long-term capital gain and no deduction will be allowed to the Company. If the shares of the Company's Common Stock are disposed of within the one-year period from the date of transfer of such Common Stock to the participant or within the two-year period from the date of grant of the option, the excess of the fair market value of the Common Stock upon the date of exercise or, if less, the fair market value on the date of disposition, over the exercise price will be taxable as ordinary income of the participant at the time of disposition, and a corresponding deduction will be allowable. Certain additional rules apply if the exercise price for an option is paid in Common Stock previously owned by the participant. If an option intended to qualify as an incentive stock option is exercised by a person who was not continually employed by the Company or certain of its affiliates from the date of grant of such option to a date not more than three months prior to such exercise (or one year if such person is disabled), then such option will not qualify as an incentive stock option and will instead be taxed as a Non-Qualified Option, as described above.

OPTION GRANTS

  In May 1998, the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will be officers of the Company following
the consummation of the Offering: Glenn F. Gillam (   shares), Murray Rosen
(   shares), Sidney D. Rogers, Jr. (   shares), Thomas Studer (   shares) and
Douglas H. Holstein (   shares). These options were issued at an exercise
price of $ . One-fourth of these options become exercisable upon consummation of the Offering, and one-fourth become exercisable on each of the first, second and third anniversaries of the date of grant. See "Certain Transactions." In addition, in connection with the Offering, the Company will grant to employees of the Company options under the 1998 Stock Plan to
purchase an aggregate of    shares of Common Stock. Each such option will have
a per share price equal to the Offering price, will expire ten years from the date of grant and generally will become exercisable as to one-fourth of the shares covered by such option on each of the first, second, third and fourth anniversaries of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  All executive officer compensation decisions will be made by the Committee. The Committee will review and make recommendations regarding the compensation for management and key employees of the Company, including salaries and bonuses.

                             CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

  The Combination will be accomplished through separate purchases by the Company of the stock of each of Merkert and Rogers. As a result, after the closing of the Combination and the Offering (the "Closing"), each of Merkert and Rogers will exist as a separate subsidiary of the Company. Each of the stock purchase agreements provides for the Company to pay the stockholders of Merkert and Rogers, respectively, (i) a fixed amount of cash at the Closing and (ii) shares of Common Stock at the Closing having a fixed dollar value, with the final number of shares being determined by the Offering price.

  The aggregate consideration to be paid by the Company in the Combination consists of approximately $86.3 million consisting of $53.2 million in cash
(representing approximately   % of the net proceeds of the Offering) and
shares of Common Stock (assuming an initial public offering price of $    per
share).

  The consideration to be paid for each of Merkert and Rogers was determined through arm's length negotiations between the Company and representatives of each of Merkert and Rogers. The factors considered by the parties in determining the consideration to be paid included, among others, the historical revenues and pro forma EBITDA of each of Merkert and Rogers.

  In connection with the Combination, the following principals of Merkert and Rogers who will become directors and executive officers of the Company immediately following the Closing will receive the following:

                                                                     SHARES OF
                                                              CASH  COMMON STOCK
                                                              ----- ------------
Gerald R. Leonard............................................
Douglas H. Holstein..........................................
Sidney D. Rogers, Jr.........................................
Marty D. Carter..............................................
Glenn F. Gillam..............................................

  Messrs. Holstein and Carter, together with certain other former stockholders of Rogers, will receive in connection with the Combination (i) the net proceeds of approximately $3,000,000 resulting from the sale by Rogers to a third party of its Charlotte, North Carolina headquarters, (ii) cash bonuses in an aggregate amount equal to approximately $950,000 based upon certain income tax refunds receivable by the Company and (iii) cash bonuses, previously accrued by Rogers, in the aggregate amount of approximately $600,000.

  The consummation of the Combination is subject to completion of the Offering and customary conditions including, among others, the continuing accuracy at the Closing of the representations and warranties made by Merkert or Rogers, as appropriate, and the Company in the stock purchase agreements, receipt of all necessary consents and approvals, delivery of opinions of counsel, the performance of covenants included in the agreements relating to the Combination, and the nonexistence of a material adverse change in the business of each of Merkert and Rogers. The stock purchase agreements provide that the stockholders of Merkert and Rogers, respectively, will indemnify the Company against certain liabilities, including breaches of Merkert's or Rogers' representations and warranties thereunder, as appropriate.

  In connection with the founding and organization of the Company, Monroe & Company II, LLC purchased shares of Common Stock for an aggregate purchase price of approximately $150. As a result of such purchase, Monroe & Company II, LLC beneficially owns 1,500 shares of the Common Stock. On May 11, 1998, Monroe & Company, LLC entered into a consulting agreement with the Company pursuant to which Monroe & Company, LLC was engaged to render certain business consulting, financial advisory and investment banking services to the Company on an exclusive basis for three years. Pursuant to the consulting agreement, Monroe & Company, LLC will be paid a financial advisory fee equal to (i) 5% of any consideration paid by the Company in connection with any acquisition by the Company ("Consideration") up to $1 million, plus (ii) 4% of the Consideration paid in excess of $1 million and up to $2 million, plus (iii) 3% of the Consideration paid in excess of $2 million and up to $3 million, plus (iv) 2% of the Consideration paid in excess of $3 million and up to $4 million, plus (v) 1% of the Consideration paid in excess of $4 million. Monroe & Company, LLC will also be paid a fee equal to 0.75% of any principal amount committed under a senior credit facility for the Company from a lending institution. An additional fee shall be payable to Monroe & Company, LLC upon increases in such amount or upon refinancings with a new lender during the term of the consulting agreement. Monroe & Company, LLC will also be entitled to consulting fees based on projects and fee schedules to be mutually agreed upon by Monroe & Company, LLC and the independent directors of the Company.

  During 1997, members of the management team and certain consultants were assembled by Monroe & Company II, LLC to pursue the consolidation of companies in the food brokerage industry. Mr. Monroe, Non-Executive Chairman of the Board of the Company, is a member and the sole manager of Monroe & Company II, LLC and Monroe & Company, LLC, and Mr. Grace, a director of the Company, is a member of Monroe & Company II, LLC. Monroe & Company II, LLC provided the Company with expertise regarding the consolidation process. Expenses paid by the Company prior to the Closing in connection with the Combination and the Offering have been financed with funds advanced to the Company by Monroe & Company II, LLC. Outstanding advanced amounts bear interest at the applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code of 1986, as amended, as of the respective dates on which the advances were made, compounded semi-annually. The Company will repay the advanced amounts plus interest to Monroe & Company II, LLC at the Closing out of the proceeds of the Offering. See "Use of Proceeds." As of April 1, 1998, Monroe & Company II, LLC had advanced approximately $500,000 to the Company for such expenses.

  In April 1998 Gerald R. Leonard purchased    shares of Common Stock from the
Company for an aggregate purchase price of $1,500,000. The purchase price for such stock was paid by a promissory note from Mr. Leonard to the Company in the principal amount of $1,500,000 (the "Leonard Note"). The Leonard Note provides that amounts outstanding thereunder will bear interest at a rate of 6% per annum, and that the entire principal amount and accrued interest will be due and payable on April 8, 2003. Mr. Leonard's obligations under the
Leonard Note are secured by the    shares of Common Stock purchased thereby.
The Leonard Note is a recourse obligation of Mr. Leonard with respect to the sum of (i) the outstanding principal amount from time to time less $750,000 (but not less that $0) and (ii) one-half of the accrued and unpaid interest at such time.

  In May 1998 the Company granted Non-Qualified Options under the 1998 Stock Plan to the following persons who will be officers of the Company following
the consummation of the Offering: Glenn F. Gillam (    shares), Murray Rosen
(    shares), Sidney D. Rogers, Jr. (    shares), Thomas Studer (    shares)
and Douglas H. Holstein (    shares). These options were issued at an exercise
price of $   . One-fourth of these options become exercisable upon
consummation of the Offering, and one-fourth become exercisable on each of the first, second and third anniversaries of the date of grant.

  The Company and Messrs. Monroe and Leonard are parties to a Registration Rights Agreement dated May 18, 1998, pursuant to which Messrs. Monroe and Leonard have the right, subject to certain restrictions, beginning on the date that is 180 days following the completion of the Offering, to cause the Company to effect a registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "1933 Act"), on not more than two occasions. Messrs. Monroe and Leonard also have certain "piggy back" registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights.

  The Company will also enter into Registration Rights Agreements with the former stockholders of Merkert and Rogers, respectively, pursuant to which such former stockholders will have the right, subject to certain restrictions, to include their shares of Common Stock received in the Combination in a registration statement filed by the Company under the 1933 Act.

COMPANY POLICY

  The Company's policy is that any future transactions with directors, officers, employees or affiliates of the Company be approved in advance by a majority of the Company's Board of Directors, including a majority of the disinterested members of the Board, and be on terms no less favorable to the Company than the Company could obtain from non-affiliated parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock after giving effect to the Combination, and as adjusted to reflect the Offering, by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares of the Common Stock, (ii) each director, nominee for director and certain executive officers of the Company, and (iii) all directors, nominees for director and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                      PERCENTAGE OF SHARES
                                       SHARES          BENEFICIALLY OWNED
                                    BENEFICIALLY ------------------------------
NAME OF BENEFICIAL OWNER(1)         OWNED(2)(3)  BEFORE OFFERING AFTER OFFERING
---------------------------         ------------ --------------- --------------
Gerald R. Leonard..................
James L. Monroe....................
Douglas H. Holstein................
Sidney D. Rogers, Jr...............
Marty D. Carter....................
Glenn F. Gillam....................
Edward P. Grace, III...............
James A. Schlindwein...............
All directors, director nominees
 and executive officers as a group
 (8 persons).......................

--------
 * less than 1%
(1) Unless otherwise indicated, the mailing address for each stockholder and director is c/o Monroe, Inc., 8 Cedar Street, Suite 54A, Woburn, Massachusetts 01801.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of this Prospectus are deemed outstanding. As
    of    , a total of     shares of Common Stock were issued and outstanding.
(3) Share information assumes an initial public offering price of $   per
    share. The acquisition agreements for each of Merkert and Rogers specify the aggregate dollar values, but not the share amounts, of the Common Stock to be received by their stockholders in the Combination. As a result, if the initial public offering price is less or greater than $ , the stockholders of Merkert and Rogers, respectively (and, in particular,
    Messrs.    ,    ,     and    ), will receive a larger or smaller number of
    shares of Common Stock, respectively. In addition, the Company will declare a stock dividend on all outstanding Common Stock prior to the closing of the Combination such that, without giving effect to the Offering (but giving effect to the Combination), there will be outstanding
    a total of     shares of Common Stock. The size of the stock dividend
    (and, as a result, the number of shares of Common Stock held by Monroe & Company II, LLC) will vary if the initial offering price is less or greater than $ , with the size of the dividend increasing if the initial public offering price increases and decreasing if the initial public offering price decreases.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 1,000,000 shares of undesignated preferred stock issuable in
series by the Board of Directors ("Preferred Stock"). As of      , 1998, there
were     shares of Common Stock outstanding, that were held of record by
stockholders. There will be     shares of Common Stock outstanding after
giving effect to the shares of Common Stock offered to the public hereby (assuming no exercise of the Underwriters' over-allotment options and no exercise of outstanding options). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-laws (the "By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Certificate and By-laws have been adopted by the stockholders of the Company and the Board of Directors.

  Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. See "Dividend Policy." The possible issuance of Preferred Stock with a preference over Common Stock as to dividends could impact the dividend rights of holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the votes cast in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of any then outstanding Preferred Stock, if and when issued. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, subject to the rights and interests of the holders of Preferred Stock, if and when issued. All outstanding shares of Common Stock, including the shares of Common Stock offered hereby, are, or will be upon consummation of the Offering, fully paid and non-assessable.

  The Certificate and By-laws provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the Board of Directors. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of Preferred Stock to elect directors and to remove any director whom the holders of any such stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director. See "Management--Board of Directors."

  The Company will apply to list the Common Stock on The New York Stock Exchange under the symbol "MKR."

  Undesignated Preferred Stock. The Board of Directors is authorized, without further action of the stockholders of the Company, to issue up to 1,000,000 shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The purpose of authorizing the Board of Directors to issue Preferred Stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE AND BY-LAWS

  General. A number of provisions of the Company's Certificate and By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which certain stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board of Directors to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if a transaction or contest could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders. The Company's By-laws provide that a special meeting of stockholders may be called only by the Board of Directors unless otherwise required by law. The Company's By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the Company's By-laws set forth certain other requirements, such as advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

  No Stockholder Action by Written Consent. The Certificate provides that for so long as the Company has a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, as amended, any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company, and further permits the advancing of expenses incurred in defense of claims. The By-laws also provide that the right of directors and officers to indemnification shall be a contractual right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by the holders of a majority of the outstanding shares entitled to vote on such amendment, and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class; provided, however, that the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on such amendment, and the affirmative vote of not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, is required to amend provisions of the Certificate relating to the establishment, composition and powers of the Board of Directors and amendments to the Certificate.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least two-thirds of the total votes present and eligible to be cast by holders of voting stock voting as a single class with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose, unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes present and eligible to be cast by holders of voting stock voting as a single class with respect to such amendment or repeal.

  Ability to Adopt Stockholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares, to implement a stockholder rights plan which creates voting or other impediments or under which shares are distributed to a third-party investor, a group of investors or stockholders or issued to an employee stock ownership plan to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise, if such change in control is not in the best interests of the Company and its stockholders. The Board of Directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  Upon completion of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under
Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage; provided, however, that such by-law or charter amendment shall not become effective until 12 months after the date the stockholders adopt such exclusion. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  BankBoston, N.A. is the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Combination and the Offering, the Company will have shares of Common Stock outstanding (assuming the Underwriters' over-
allotment options are not exercised), excluding (i)     shares issuable upon
exercise of options to purchase shares of Common Stock outstanding at      ,
1998 under the 1998 Stock Plan and (ii)     shares of Common Stock reserved
for issuance upon grant or exercise of future awards under the 1998 Stock Plan, subject to increase upon consummation of the Offering. Of the total
shares outstanding, only the     shares sold in the Offering will be freely
tradeable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to the limitations of Rule 144 under the Securities Act ("Rule
144"). All of the remaining     shares outstanding (the "Restricted Shares")
may be sold only pursuant to an effective Registration Statement filed by the Company or an applicable exemption, including sales meeting the applicable requirements of Rule 144 under the Securities Act.

  None of the     shares of Common Stock owned by current stockholders of the
Company will be eligible for sale in accordance with Rule 144 prior to      ,
1999, at which such time all     shares of Common Stock will be eligible for
sale in the public market.

  In general, Rule 144 as currently in effect provides that any person (or persons whose shares are aggregated), including a person who may be deemed an "affiliate" of the Company (as defined under the Securities Act), whose Restricted Shares have been fully paid for and held for at least one year from the later of the date of issuance by the Company or acquisition from an affiliate of the Company is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed on Form 144 with the Securities and Exchange Commission (the "Commission") and (ii) 1% of the shares of Common
Stock then outstanding (approximately     shares upon consummation of the
Offering). In addition, sales under Rule 144 are subject to certain other restrictions regarding the manner of sale, required notice and availability of public information concerning the Company. Persons who are not affiliates at the time of sale and who have not been affiliates of the Company for at least 90 days prior to a sale, and who have beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), are entitled to sell such shares under Rule 144(k) without the limitations referenced above. Affiliates, including members of the Board of Directors and senior management, continue to be subject to the limitations under Rule 144, including volume of sale limitations for all shares held by them, regardless of the time period held. Shares of Common Stock sold by the Company to, among others, its employees, officers and directors upon exercise of options granted pursuant to written compensation plans or contracts (including certain options granted under the 1998 Stock
Plan), and in reliance on Rule 701 under the Securities Act, may be resold, beginning 90 days after the effective date of this Prospectus, in reliance on Rule 144 by such persons who are not affiliates subject only to the provisions of Rule 144 regarding manner of sale, and by such persons who are affiliates subject to all provisions of Rule 144 except its one-year minimum holding period requirement.

  Under the 1998 Stock Plan, the Company is authorized to issue options for up to thirteen percent of the number of shares of Common Stock outstanding from
time to time, of which     shares were issuable upon the exercise of
outstanding stock options. Upon consummation of the Offering,     shares of
Common Stock will be reserved for issuance under the 1998 Stock Plan ( shares of Common Stock will be reserved for issuance under the 1998 Stock Plan if the Underwriters' over-allotment options are exercised in full). See "Management--1998 Stock Option and Incentive Plan" and "Management--Option Grants." The Company intends to file a Registration Statement under the Securities Act to register the shares of Common Stock reserved for issuance under the 1998 Stock Plan. Such Registration Statement is expected to be filed as soon as practicable after the date of this Prospectus and will become automatically effective upon filing. Shares of Common Stock issued upon the exercise of options under the 1998 Stock Plan after the effective date of such Registration Statement generally will be available for sale in the open market, subject to Rule 144 limitations with respect to affiliates, and subject to the lock-up agreements described below.

  After the closing of the Offering, the Company intends to register additional shares of its Common Stock under the Securities Act for use by the Company in connection with future acquisitions. Upon such registration, these shares will generally be freely tradeable after their issuance. In some instances, however, the Company may contractually restrict the sale of shares issued in connection with future acquisitions.

LOCK-UP AGREEMENTS

  The Company and the holders of all shares of Common Stock outstanding prior to the Offering, including the directors and officers and the holders of shares issued in connection with the Combination, holding in the aggregate shares of Common Stock, expect to agree that they will not, without the prior written consent of the U.S. Representatives, agree to sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus except that (i) in the case of the Company, stock options granted under the 1998 Stock Plan or shares issued upon the exercise of options granted under the 1998 Stock Plan and (ii) in the case of all such holders, the exercise of stock options under the 1998 Stock Plan and shares of Common Stock disposed of as bona fide gifts, subject, in each case, to any remaining portion of the lock-up period applying to any shares so issued or transferred.

REGISTRATION RIGHTS

  Following the Combination, the holders of     shares of Common Stock will
have the right, in certain circumstances, to require the Company to include their shares in a registration statement filed by the Company under the 1933
Act. In addition, the holders of     shares of Common Stock have the right, in
certain circumstances, beginning on the date that is 180 days following the consummation of the Offering, to require the Company to register their shares of Common Stock under the 1933 Act. See "Certain Transactions."

EFFECT OF FUTURE SALES

  Prior to the Offering, there has been no trading market for shares of Common Stock, and the effect, if any, that future market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the prevailing market prices for the Common Stock cannot be predicted. Nevertheless, sales of a substantial number of shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Possible Future Sales of Shares."

                                 UNDERWRITING

  Certain U.S. underwriters will act as representatives (the "U.S. Representatives") of each of the U.S. underwriters to be selected by the Company (the "U.S. Underwriters"). Subject to the terms and conditions that will be set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and the U.S. Underwriters, and concurrently with the sale of shares of Common Stock to the International Managers (as defined below), the Company agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        U.S. UNDERWRITER                                                SHARES
        ----------------                                               ---------



                                                                         ----
     Total............................................................
                                                                         ====

  The Company will also enter into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom underwriters selected by the Company will act as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and
concurrently with the sale of     shares of Common Stock to the U.S.
Underwriters pursuant to the U.S. Purchase Agreement, the Company will agree to sell to the International Managers, and the International Managers
severally will agree to purchase from the Company, an aggregate of     shares
of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock will be identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, will agree, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers will be conditioned upon one another.

  The Company expects that U.S. Representatives will advise the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company will grant options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount that will be reflected in the foregoing table. The Company also will grant options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate
of    additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  At the request of the Company, the Underwriters will reserve for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, and employees of the Company and certain business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offering will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

  The Company and holders of all shares of Common Stock outstanding prior to the Offering, including the Company's executive officers and directors and the holders of shares of Common Stock issued in connection with the Combination will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of the lead Underwriter on behalf of the Underwriters for a period of 180 days after the date of this Prospectus; provided, however, that the Company may issue and sell Common Stock pursuant to the 1998 Stock Plan. See "Shares Eligible for Future Sale."

  The U.S. Underwriters and the International Managers will enter into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers will be permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market value and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. See "Risk Factors--Absence of Public Market; Determination of Offering Price and Fluctuations in Market Price."

  The Company expects to apply to list the Common Stock on the New York Stock Exchange under the symbol "MKR." In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  Sales of Common Stock to any accounts over which the Underwriters exercise discretionary authority will not exceed 5% of the number of shares being offered hereby.

  The Company will agree to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters relating to the Offering will be passed upon for the Underwriters by counsel to the Underwriters.

                                    EXPERTS

  The financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent of and for the periods indicated in the reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Their report on the financial statements of Merkert Enterprises, Inc. and subsidiary as of and for the three years ended December 31, 1997, dated May 22, 1998 and included herein, includes a qualification stating that there exists a substantial doubt about Merkert's ability to continue as a going concern.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other documents, each such statement being qualified in all respects by such reference.

  Upon completion of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
  Basis of Presentation...................................................  F-2
  Notes to Unaudited Pro Forma Combined Financial Statements..............  F-3
  Pro Forma Combined Balance Sheet as of March 31, 1998 and notes thereto
   (unaudited)............................................................  F-4
  Pro Forma Combined Statement of Operations for the Year Ended December
   31, 1997 and notes thereto (unaudited).................................  F-6
  Pro Forma Combined Statement of Operations for the Three Months Ended
   March 31, 1998 and notes thereto (unaudited)...........................  F-8
HISTORICAL FINANCIAL STATEMENTS
MERKERT AMERICAN CORPORATION
  Report of Independent Public Accountants................................ F-10
  Balance Sheet........................................................... F-11
  Notes to Financial Statement............................................ F-12
MERKERT ENTERPRISES, INC. AND SUBSIDIARY
  Report of Independent Public Accountants................................ F-15
  Consolidated Balance Sheets............................................. F-16
  Consolidated Statements of Operations................................... F-17
  Consolidated Statements of Stockholders' Deficit........................ F-18
  Consolidated Statements of Cash Flows................................... F-19
  Notes to Consolidated Financial Statements.............................. F-20
ROGERS-AMERICAN COMPANY, INC.
  Report of Independent Public Accountants................................ F-30
  Consolidated Balance Sheets............................................. F-31
  Consolidated Statements of Operations................................... F-32
  Consolidated Statements of Stockholders' Equity......................... F-33
  Consolidated Statements of Cash Flows................................... F-34
  Notes to Consolidated Financial Statements.............................. F-35

               MERKERT AMERICAN CORPORATION, MERKERT AND ROGERS

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION

  The following unaudited pro forma combined financial statements give effect to the acquisitions by Merkert American Corporation (the "Company") of the outstanding capital stock of Merkert Enterprises, Inc. ("Merkert") and Rogers American Company, Inc. ("Rogers"). These acquisitions will occur simultaneously with the closing of the Company's initial public Offering (the "Offering") and will be accounted for using the purchase method of accounting. Merkert American Corporation has been designated as the accounting acquiror.

  The unaudited pro forma combined balance sheet gives effect to the Combination and the Offering as if they had occurred on March 31, 1998. The unaudited pro forma combined statement of operations for the year ended December 31, 1997 and the three months ended March 31, 1998 give effect to these transactions as if they had occurred on January 1, 1997.

  The pro forma adjustments discussed herein are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions had in fact occurred on those dates and are not necessarily representative of the Company's financial position or results of operations of the Company for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors" included elsewhere herein.

               MERKERT AMERICAN CORPORATION, MERKERT AND ROGERS

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. GENERAL

  Merkert American Corporation was founded to become a leading national food broker. The Company has conducted no operations to date and will acquire Merkert and Rogers concurrently with and as a condition of this Offering.

  The historical financial statements reflect the financial position and results of operations of Merkert and Rogers and were derived from the Merkert and Rogers financial statements where indicated. The periods included in these financial statements are as of March 31, 1998 and for the twelve months ended December 31, 1997 and for the three months ended March 31, 1998. The audited historical financial statements are included elsewhere herein.

2. ACQUISITION OF FOUNDING COMPANIES

  Concurrently with and as a condition to the consummation of this Offering, the Company will acquire all of the outstanding capital stock of Merkert and Rogers. The Combination will be accounted for using the purchase method of accounting.

  Upon the consummation of the Combination, the Company plans to integrate the two companies. As part of this integration, the Company will consolidate several offices in geographic locations in which both Merkert and Rogers currently operate. The Company anticipates achieving significant savings associated with these consolidations including payroll and other operating costs associated with reduced headcount and office expenses. In addition, the Company expects to eliminate several executive, selling and general administrative personnel that the management of the Company believe will no longer be required upon the integration.

  The estimated results of the Company's plans of integration are directly attributable to the Combination and accordingly are included in the accompanying Pro forma Combined Financial Statements, assuming each of the described events occurs in conjunction with the Offering.

  Prior to the Combination, Rogers intends to distribute certain non-operating assets including the cash surrender value of life insurance policies and the Rogers' corporate headquarters building to certain selling shareholders of Rogers. In addition, these shareholders will assume the mortgage note on the building. Also, the principal shareholders of Rogers have agreed to transfer a portion of their shares of common stock and Rogers will reissue those shares to certain minority shareholders to compensate those employees for valuable prior services. Rogers will record a compensation charge for each of these events in their financial statements at the date of these events.

  Upon the Combination, Merkert intends to settle the employment contracts of two executives which requires a cash payment of approximately $1,500. Merkert will record a compensation charge for this amount in their financial statements at that date.

  The consideration to be paid in cash and in shares of Common Stock to the common stockholders of Merkert and Rogers is as follows: Merkert: cash of $27,550 and Common Stock of $23,631; Rogers, cash of $25,635 and Common Stock of $9,450. For purposes of computing the estimated purchase price for accounting purposes, the fair value of the shares is determined by applying a 15% discount to the expected market value of the shares issued in connection with the Offering due to restrictions on the sale and transferability of the shares issued. The shares issued in the Combination will be unregistered shares. Accordingly, unless registered, these shares cannot be sold except under Rule 144 or another applicable exemption from registration under the Securities Act of 1933, as amended (the "1933 Act"). Additionally, the shares are subject to a six-month contractual lock-up in favor of the Underwriters. Allocations of the purchase prices are preliminary and subject to change. The excess of the purchase price over the fair value of the net liabilities assumed has been assigned to goodwill, subject to an appraisal of the assets.

                        PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1998

                           (IN THOUSANDS OF DOLLARS)

                                                    PRO FORMA                  PRO FORMA
                                                 ADJUSTMENTS FOR  PRO FORMA ADJUSTMENTS FOR     AS
                         MERKERT  ROGERS COMPANY THE COMBINATION  COMBINED   THE OFFERING    ADJUSTED
                         -------  ------ ------- ---------------  --------- ---------------  --------
ASSETS
Cash and cash
 equivalents............     334     494   500                       1,328       12,715 (e)   14,043
Restricted cash.........     639     682                             1,321                     1,321
Accounts Receivable,
 net....................  16,018  10,301                            26,319                    26,319
Inventories.............   1,659     --                              1,659                     1,659
Deferred Income taxes...     --      639                               639                       639
Prepaid expenses and
 other..................   2,108     240   289                       2,637         (289) (e)   2,348
                         -------  ------   ---       -------       -------      -------      -------
   Total current as-
    sets................  20,758  12,356   789           --         33,903       12,551       46,329
Plant and equipment,
 net....................  12,094   5,966              (3,800) (a)   14,260                    14,260
Goodwill and other
 Intangibles, net.......  23,031  17,907              91,565 (b)   132,503                   132,503
Deferred income taxes...     --      149                               149                       149
Other assets............     765   3,258              (3,239) (a)      784                       784
                                                                                                 --
                         -------  ------   ---       -------       -------      -------      -------
   Total assets.........  56,648  39,636   789        84,526       181,599       12,426      194,025
                         =======  ======   ===       =======       =======      =======      =======
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable and
 accrued liabilities....  33,341   5,380   789         1,500 (a)    35,510       (2,289) (e)  33,221
                                                      (5,500) (b)
Current maturities of
 long term debt.........  10,195  11,509              12,125 (d)    33,829      (29,600) (e)   4,229
Payable to
 Stockholders...........                              53,185 (b)    53,185      (53,185) (e)     --
                         -------  ------   ---       -------       -------      -------      -------
   Total current liabil-
    ities...............  43,536  16,889   789        61,310       122,524      (85,074)      37,450
Long term debt, net of
 current portion........  24,193  22,209              (3,800) (a)   30,477                    30,477
                                                     (12,125) (d)
Other...................             479                               479                       479
                         -------  ------   ---       -------       -------      -------      -------
   Total liabilities....  67,729  39,577   789        45,385       153,480      (85,074)      68,406
Redeemable Preferred
 Stock..................   5,720                      (5,720) (c)      --                        --
Common stock subject to
 redemption.............     894                        (894)          --                        --
Stockholders' equity
 Common Stock...........      14       1                   4 (c)        19              (e)       19
 Additional paid in
  capital...............   3,126      37              24,937 (b)    28,100       97,500 (e)  125,600
 Retained earnings (Ac-
  cumulated deficit).... (17,657)     21              17,636 (c)       --                        --
 Treasury stock.........  (3,178)                      3,178 (c)       --                        --
                         -------  ------   ---       -------       -------      -------      -------
   Total stockholders'
    equity
    (deficit)........... (17,695)     59   --         45,755        28,119       97,500      125,619
                                                                                                 --
                         -------  ------   ---       -------       -------      -------      -------
Total liabilities and
 stockholders equity....  56,648  39,636   789        84,526       181,599       12,426      194,025
                         =======  ======   ===       =======       =======      =======      =======

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                           BALANCE SHEET ADJUSTMENTS

                             AS OF MARCH 31, 1998

(a) Records the distribution, to certain selling shareholders of Rogers, of real estate with a net book value of $3,800 and cash surrender value of life insurance with a net book value of $3,239 and the assumption of a mortgage note of $3,800 on the real estate. Also records a liability for the cash settlement for $1,500 of employment contracts to be paid to certain selling shareholders of Merkert who are departing the Company.

(b) Records the goodwill resulting from the Combination of Merkert and Rogers by the Company. The goodwill is calculated as follows:

       Cash paid.................................................... $ 53,185
       Fair value of shares of common stock issued..................   28,119
       Transaction costs............................................      250
                                                                     --------
                                                                       81,554
       Plus: fair value of net liabilities assumed..................   15,761
       Plus: severance and other costs associated with the closure
        of certain offices and operations...........................   10,000
       Less: income tax liability assumed by certain selling share-
        holders.....................................................  (15,750)
                                                                     --------
       Goodwill..................................................... $ 91,565
                                                                     ========

  The pro forma combined balance sheet does not reflect the income tax liability assumed by certain selling shareholders which is to be paid in full to the applicable tax authorities at the closing date.

(c) Records the increase in additional paid-in capital for the shares issued to the selling shareholders of Merkert and Rogers of $28,119. Also records the elimination of the historical equity accounts of Merkert and Rogers.

(d) Records the current portion of the estimated amount of obligations at Merkert and Rogers assumed by the Company to be settled in full and paid within the next twelve months. The Company intends to use approximately $14,000 of the net proceeds from the Offering.

(e) Records the net proceeds from the Offering, net of Underwriters' discount, of $100,000. Also allocates to paid-in capital $2,500 of deferred Offering costs, including $289 of costs deferred as of March 31, 1998 and records the anticipated use of proceeds from the Offering as follows:

       Net Proceeds................................................... $100,000
       Transaction costs..............................................   (2,500)
       Cash paid to selling shareholders..............................  (53,185)
       Repayment of bank debt and other notes payable.................  (14,600)
       Repayment of other notes payable...............................   (1,000)
       Repayment of acquisition obligations...........................  (14,000)
       Severance and other amounts....................................   (2,000)
                                                                       --------
                                                                       $ 12,715

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                          (G)
                                                                PRO FORMA ADJUSTMENTS:                 PRO FORMA
                          MERKERT   ROGERS  COMPANY   (A)      (B)     (C)    (D)      (E)      (F)    COMBINED
                          --------  ------- ------- -------- -------- -----  ------  -------  -------  ---------
Sales...................  $ 43,105  $   --   $--    $    --  $    --  $ --   $  --   $   --   $   --   $ 43,105
Commissions.............   104,274   82,985   --         --   (2,500)   --      --       --       --    184,759
                          --------  -------  ----   -------- -------- -----  ------  -------  -------  --------
Revenues................   147,379   82,985   --         --   (2,500)   --      --       --       --    227,864
Cost of sales...........    39,027      --    --         --       --    --      --       --       --     39,027
Selling, general and
 administrative
 expense................   102,495   76,384   --     (7,009)  (9,367)   650     --       --       --    163,153
Depreciation and
 amortization...........     4,484    2,516   --         --       --   (84)     --    (1,022)     --      5,894
                          --------  -------  ----   -------- -------- -----  ------  -------  -------  --------
Operating income........     1,373    4,085   --       7,009    6,867  (566)    --     1,022      --     19,790
Interest expense........     5,010    2,536   --         --       --    --   (4,517)     --       --      3,029
Other (income) expense,
 net....................       (79)     --    --         --       --    --      --       --       --        (79)
                          --------  -------  ----   -------- -------- -----  ------  -------  -------  --------
Income (loss) before
 income taxes...........    (3,558)   1,549   --       7,009    6,867  (566)  4,517    1,022      --     16,840
Provision (benefit) for
 income taxes...........      (109)     804   --         --       --    --      --       --     6,969     7,664
                          --------  -------  ----   -------- -------- -----  ------  -------  -------  --------
Net income (loss).......  $ (3,449) $   745  $--    $  7,009 $  6,867 $(566) $4,517  $ 1,022  $(6,969) $  9,176
                          ========  =======  ====   ======== ======== =====  ======  =======  =======  ========
Basic net income per
 share..................
                                                                                                       ========
Shares used in computing
 basic net income per
 share(h)...............
                                                                                                       ========
Diluted net income per
 share..................
                                                                                                       ========
Shares and potential
 dilutive shares used in
 computing diluted
 earnings per share(h)..

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                      STATEMENT OF OPERATIONS ADJUSTMENTS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

(a) Represents the elimination of certain executive, selling and general and administrative salaries, benefits and bonuses of $7,009 for positions to be eliminated upon the Combination and for which no replacement is required.

(b) Represents the impact of closing duplicate offices as a result of overlapping geographic operations, including: (1) the elimination of salaries, benefits and bonuses of $8,517 for positions to be eliminated;
    (2) the elimination of rental and other office expenses of $850 for offices to be closed; and (3) the loss of revenue resulting from manufacturer conflicts of $2,500.

(c) Represents the increase in lease expense and the reduction in depreciation as a result of the distribution of the Rogers corporate headquarters to certain selling shareholders and the related lease back of the facility to the Company pursuant to an operating lease.

(d) Represents the reduction of interest expense as a result of the Company's intention to pay down $14,600 of bank debt; $18,000 of acquisition obligations of Merkert and Rogers, $14,000 at the time of closing and $4,000 within the next twelve months. Also includes the reduction of interest expense associated with the mortgage note assumed by certain selling shareholders of Rogers and the interest expense associated with the income tax liability assumed by certain selling shareholders of Merkert and paid to the applicable tax authorities at the closing.

(e) Represents the net decrease of amortization of goodwill and other intangibles as a result of the acquisition of Merkert and Rogers. The Company is in the process of allocating the excess purchase price to certain intangibles and goodwill and has preliminarily assigned a weighted average life for all intangibles of 35 years.

(f) Represents the adjustment to record the income tax provision to reflect the Company's estimated consolidated effective tax rate, after considering non-deductible goodwill amortization.

(g) The pro forma combined statement of operations excludes $    of aggregate
    compensation charges recorded in the second quarter of 1998 by Merkert and Rogers prior to the acquisition. These compensation charges relate to; (1) employment contract settlements of $1,500 paid to certain executives of Merkert who are departing the Company; (2) the fair value of the net assets, distributed to certain shareholders of Rogers; (3) the reallocation of shares of common stock of Rogers by the principal shareholders to certain minority shareholders; and (4) any reassessment of the deferred tax asset valuation reserves as a result of the pro forma adjustments.

(h) Includes (1) shares to be issued to the shareholders of Merkert and Rogers, (2) shares issued to the management of and consultants to the Company, and (3) shares sold in this Offering necessary to pay the cash portion of the Combination consideration, retire certain indebtedness relating to outside bank debt and acquisition obligations of Merkert and Rogers and pay the expenses of the Offering. In addition, shares and potential dilutive shares used in computing diluted earnings per share include the dilutive effect of the outstanding options to purchase shares to be granted upon consummation of this Offering.

                        COMBINED STATEMENT OF OPERATIONS

                      FOR THE QUARTER ENDED MARCH 31, 1998

          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                        (G)
                                                             PRO FORMA ADJUSTMENTS:                  PRO FORMA
                          MERKERT  ROGERS  COMPANY   (A)      (B)     (C)     (D)     (E)     (F)    COMBINED
                          -------  ------- ------- -------  -------  -----  -------  -----  -------  ---------
Sales...................  $12,424  $   --   $--    $   --   $   --   $ --   $   --   $ --   $   --    $12,424
Commissions.............   24,168   20,831   --        --      (500)   --       --     --       --     44,499
                          -------  -------  ----   -------  -------  -----  -------  -----  -------   -------
Total revenue...........   36,592   20,831   --        --      (500)   --       --     --       --     56,923
Cost of sales...........   11,420      --    --        --       --     --       --     --       --     11,420
Selling, general and
 administrative
 expense................   24,318   19,006   --     (1,750)  (2,241)   163      --     --       --     39,496
Depreciation and
 amortization...........    1,137      635   --        --       --     (21)     --    (280)     --      1,471
                          -------  -------  ----   -------  -------  -----  -------  -----  -------   -------
Operating income             (283)   1,190   --      1,750    1,741   (142)     --     280      --      4,536
Interest expense........    1,129      650   --        --       --     --    (1,175)   --       --        604
Other (income) expense,
 net....................      103      --    --        --       --     --       --     --       --        103
                          -------  -------  ----   -------  -------  -----  -------  -----  -------   -------
Income (loss) before
 income taxes...........   (1,515)     540   --      1,750    1,741   (142)   1,175    280      --      3,829
Provision (benefit) for
 income taxes...........      100      308   --        --       --     --       --     --     1,358     1,766
                          -------  -------  ----   -------  -------  -----  -------  -----  -------   -------
Net income..............  $(1,615) $   232  $--    $ 1,750  $ 1,741  $(142) $ 1,175  $ 280  $(1,358)  $ 2,063
                          =======  =======  ====   =======  =======  =====  =======  =====  =======   =======
Basic net income per
 share .................
                                                                                                      =======
Shares used in computing
 basic net income per
 share(h)...............
                                                                                                      =======
Diluted net income per
 share .................
                                                                                                      =======
Shares and potential
 dilutive shares used in
 computing diluted
 earnings per share(h)..
                                                                                                      =======

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                      STATEMENT OF OPERATIONS ADJUSTMENTS

                     FOR THE QUARTER ENDED MARCH 31, 1998:

(a) Represents the elimination of certain executive, selling and general and administrative salaries, benefits and bonuses of $1,750 for positions to be eliminated upon the Combination of Merkert and Rogers and for which no replacement is required.

(b) Represents the impact of closing duplicate offices as a result of overlapping geographic operations, including: (1) the elimination of salaries, benefits and bonuses of $2,028 for positions to be eliminated;
    (2) the elimination of rental and other office expenses of $213 for offices to be closed; and (3) the loss of revenue resulting from manufacturer conflicts of $500.

(c) Represents the increase in lease expense and the reduction in depreciation as a result of the distribution of the Rogers corporate headquarters to certain selling shareholders and the related lease back of the facility to the Company pursuant to an operating lease.

(d) Represents the reduction of interest expense as a result of the Company's intention to pay down $14,600 of bank debt; $18,000 of acquisition obligations of Merkert and Rogers, $14,000 at the time of closing and $4,000 within the next twelve months. Also includes the reduction of interest expense associated with the mortgage note assumed by certain selling shareholders of Rogers and the interest expense associated with the income tax liability assumed by certain selling shareholders of Merkert and paid to the applicable tax authorities at the closing.

(e) Represents the adjustment to record the income tax provision to reflect the Company's estimated consolidated effective tax rate, after considering non-deductible goodwill amortization.

(f) The pro forma combined statement of operations excludes in the aggregate
    $    of compensation charges recorded in the second quarter of 1998 by
    Merkert and Rogers prior to the acquisition. These compensation charges relate to; (1) employment contract settlements of $1,500 paid to certain executives of Merkert who are departing the Company; (2) the fair value of the net assets, distributed to certain shareholders of Rogers; and (3) the shares of common stock of Rogers by the principal shareholders to certain minority shareholders; and (4) any reassessment of the deferred tax asset valuation reserves as a result of the pro forma adjustments.

(g) Includes (i) shares to be issued to owners of Merkert and Rogers, (ii) shares issued to the management of and consultants to the Company, and
    (iii) shares sold in this Offering necessary to pay the cash portion of the Combination consideration, retire certain indebtedness relating to outside bank debt and acquisition obligations of Merkert and Rogers and pay the expenses of the Offering. In addition, shares and potential dilutive shares used in computing diluted earnings per share include the dilutive effect of the outstanding options to purchase shares to be granted upon consummation of this Offering.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Merkert American Corporation:

  We have audited the accompanying balance sheet of Merkert American Corporation (the "Company") as of March 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Merkert American Corporation, as of March 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
May 22, 1998

                          MERKERT AMERICAN CORPORATION

                                 BALANCE SHEET

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                      MARCH 31,
                                                                        1998
                               ASSETS                                 ---------
Cash.................................................................   $500
Deferred Offering and Combination Costs..............................    289
                                                                        ----
  Total Assets.......................................................   $789
                                                                        ====
                LIABILITIES AND STOCKHOLDER'S EQUITY
Accrued Expenses.....................................................   $289
Notes Payable........................................................    500
                                                                        ----
Preferred Stock, 0 shares issued and outstanding.....................    --
Common Stock, $.01 par value--1,500 shares issued and outstanding....    --
                                                                        ----
  Total Liabilities and Stockholder's Equity.........................   $789
                                                                        ====




       The accompanying notes are an integral part of this balance sheet.

                         MERKERT AMERICAN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

  Merkert American Corporation (the "Company") was incorporated on March 4, 1998 in order to create a leading national food broker through the acquisition of Merkert Enterprises, Inc. and Subsidiary ("Merkert") and Rogers-American Company, Inc. and Subsidiary ("Rogers"). These acquisitions (hereinafter referred to as the "Combination") will occur concurrently with and as a condition of an initial public offering (the "Offering"). The Company intends to complete the Offering of its common stock and subsequent to the Offering continue to acquire, through merger or purchase, similar companies in order to expand its regional and national operations.

  The Company's primary assets at March 31, 1998 are cash and deferred Offering and Combination costs. The Company's only operations to date have related to the Offering and the Combination. Funding for the deferred offering and Combination costs has been provided by Monroe & Company II, LLC (See Note
3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a summary of significant accounting policies followed in the preparation of these financial statements.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

 Stock Based Compensation Plans

  The Company intends to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25. It will adopt the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 Accounting for Stock-Based Compensation that requires stock-based compensation to be disclosed at its fair value.

 Earnings Per Share

  In February, 1997 the Financial Accounting Standard Board issued SFAS No. 128 Earnings per Share. SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and diluted earnings per share. Basic EPS excludes dilution and is calculated using the weighted average number of common shares outstanding for the period. Diluted EPS is calculated using the weighted average number of common shares and dilutive potential common shares outstanding for the period. Dilutive potential shares consist of stock options and are calculated using the treasury stock method.

 Deferred Offering and Combination costs

  Deferred Offering and Combination costs consist primarily of legal, accounting and other professional fees incurred in connection with the Combination and the Offering. All costs associated with the Combination will be included as a component of purchase price pursuant to the purchase method of accounting. All costs associated with the Offering will be charged to Stockholder's Equity as a reduction to the proceeds when the Offering closes.

3. RELATED PARTY TRANSACTIONS

  In connection with the founding and organization of the Company, Monroe & Company II, LLC purchased shares of Common Stock for an aggregate purchase price of approximately $150. As a result of such purchase, Monroe & Company II, LLC beneficially owns 1,500 shares of the Common Stock. On May 11, 1998, Monroe & Company II, LLC entered into a consulting agreement with the Company pursuant to which Monroe & Company II, LLC was engaged to render certain business consulting, financial advisory and investment banking services to

                         MERKERT AMERICAN CORPORATION
the Company on an exclusive basis for three years. Pursuant to the consulting agreement, Monroe & Company II, LLC will be paid a financial advisory fee equal to (i) 5% of any consideration paid by the Company in connection with any acquisition by the Company ("Consideration") up to $1 million, plus (ii) 4% of the Consideration paid in excess of $1 million and up to $2 million, plus (iii) 3% of the Consideration paid in excess of $2 million and up to $3 million, plus (iv) 2% of the Consideration paid in excess of $3 million and up to $4 million, plus (v) 1% of the Consideration paid in excess of $4 million. Monroe & Company II, LLC will also be paid a fee equal to 0.75% of any principal amount committed under a senior credit facility for the Company from a lending institution. An additional fee shall be payable to Monroe & Company II, LLC upon increases in such amount or upon refinancings with a new lender during the term of the consulting agreement. Monroe & Company II, LLC will also be entitled to consulting fees based on projects and fee schedules to be mutually agreed upon by Monroe & Company II, LLC and the independent directors of the Company (the "Board") All fees related to financial advisory services and private placement will be paid to Monroe & Company II, LLC in cash at the closing of the respective transaction. Consulting fees are paid on a monthly basis as services are rendered.

  In April 1998, Gerald R. Leonard purchased shares of Common Stock from the Company for an aggregate purchase price of $1,500,000, the estimated fair market value as determined by the Board. The purchase price for such stock was paid by a promissory note from Mr. Leonard to the Company in the principal amount of $1,500,000 (the "Leonard Note"). The Leonard Note provides that amounts outstanding thereunder will bear interest at a rate of 6% per annum, and that the entire principal amount and accrued interest will be due and payable on April 8, 2003. Mr. Leonard's obligations under the Leonard Note are secured by the shares of Common Stock purchased thereby pursuant to a stock pledge agreement. The Leonard Note is a recourse obligation of Mr. Leonard with respect to the sum of (i) the outstanding principal amount from time to time less $750,000 (but not less that $0) and (ii) one-half of the accrued and unpaid interest at such time.

4. CAPITAL STOCK

  Following a split of the initial capitalization shares, the Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of undesignated preferred stock, $.01 par value per share.

 Common Stock

  At March 31, 1998, there were 1,500 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders.

  In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and after liquidation payments to holders of the outstanding shares of undesignated preferred stock, if any.

 Undesignated Preferred Stock

  At March 31, 1998, there were no shares of undesignated preferred stock outstanding. Holders of undesignated preferred stock would have priority over the holders of Common Stock with respect to dividends, and to other distributions, including the distribution of assets upon liquidation. The Board has the authority, without stockholder authorization, to issue shares of undesignated preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations.

5. STOCK OPTION PLAN

  The Company has adopted the Merkert American Corporation 1998 Stock Option and Incentive Plan (the "1998 Stock Plan"), which provides for the award of incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), stock appreciation rights, deferred stock awards, restricted and unrestricted stock awards, performance share awards and dividend equivalent rights to all directors and employees of and consultants to the

                         MERKERT AMERICAN CORPORATION

Company. The number of shares authorized for issuance under the 1998 Stock
Plan is     . In general, the terms of the awards granted will be established by either the Board of Directors or a committee established by the Board of Directors, which will consist of no less than two non-employee directors. As
of May   , 1998, the Company had awarded options to purchase    shares of
Common Stock under the 1998 Stock Plan effective as of the date of the final Prospectus used in connection with the Offering. Of this amount, options to
purchase    shares were granted pursuant to employment agreements. Each option will have a per-share exercise price equal to the Offering price. ISOs are granted at an exercise price equal to the fair market value of the underlying common stock. NQSOs are granted at an exercise price equal to 85% of the fair market value of the underlying common stock. Upon the occurrence of a change in control, each outstanding stock option and stock appreciation right will become fully exercisable.

  In May 1998, the Company granted        Non-Qualified Options under the 1998
Stock Plan to persons who will be officers of the Company following the consummation of the Offering.These options were issued at an exercise price of $ . One-fourth of these options become exercisable upon consummation of the Offering, and one-fourth become exercisable on each of the first, second and third anniversaries of the date of grant. See "Certain Transactions." In addition, in connection with the Offering, the Company will grant to employees of the Company options under the 1998 Stock Plan to purchase an aggregate of shares of Common Stock. Each such option will have a per share price equal to the Offering price, will expire ten years from the date of grant and
generally will become exercisable in      .

6. SUBSEQUENT EVENTS

  On May 22, 1998, Rogers entered into a stock purchase agreement with the Company and the stockholders of Rogers (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company will purchase all of the outstanding shares of common stock of Rogers for approximately $35 million in cash and stock of the Company. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of the Company. There can be no assurances that the Purchase Agreement will be consummated.

  On May 22, 1998, Merkert entered into a Stock Purchase Agreement with Monroe, Inc. and the stockholders of Merkert. Pursuant to this stock purchase agreement the Company will purchase all of the outstanding shares of common and convertible redeemable preferred stock of Merkert for approximately $46 million in cash and stock of the Company. The consideration shall be reduced by the amount payable by Merkert as a result of the current examination of Merkert's federal and state tax filings for 1992, 1993 and 1994. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of the Company. In addition, Merkert has agreed to settle the employment contracts of two executives upon the consummation of this stock purchase agreement and will record a compensation charge of $1,500 at that time. There can be no assurances that the stock purchase agreement will be consummated.

  The Company and Messrs. Monroe and Leonard are parties to a Registration Rights Agreement dated May 18, 1998, pursuant to which Messrs. Monroe and Leonard have the right, subject to certain restrictions, beginning on the date that is 180 days following the completion of the Offering, to cause the Company to effect a registration of their shares of Common Stock under the Securities Act of 1933, as amended (the "1933 Act"), on not more than two occasions. Messrs. Monroe and Leonard also have certain "piggy back" registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights.

  In connection with the Combination the Company will enter into Registration Rights Agreements with the former stockholders of Merkert and Rogers, respectively, pursuant to which such former stockholders will have the right, subject to certain restrictions, to include their shares of Common Stock received in the Combination in a registration statement filed by the Company under the 1933 Act.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Merkert Enterprises, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Merkert Enterprises, Inc. and Subsidiary ("Merkert") as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merkert Enterprises, Inc. and subsidiary as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses in 1996 and 1997 and has a net working capital deficiency at December 31, 1997 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                            Arthur Andersen LLP

Boston, Massachusetts
May 22, 1998

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     MARCH 31,
                                                  1996      1997       1998
                                                 -------  --------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash.......................................... $   730  $    566   $    334
  Restricted cash...............................     368       595        639
  Accounts receivable, less allowance for
   doubtful accounts of $225, $575 and $575,
   respectively.................................  16,708    18,437     16,018
  Inventories...................................   1,834     1,911      1,659
  Prepaid expenses and advances.................     240       318      2,108
                                                 -------  --------   --------
    Total current assets........................  19,880    21,827     20,758
                                                 -------  --------   --------
Property, plant and equipment, net..............   8,155    12,628     12,094
                                                 -------  --------   --------
Intangibles, net of amortization................  18,027    23,613     23,031
                                                 -------  --------   --------
Other assets....................................   1,360       631        765
                                                 -------  --------   --------
    Total assets................................ $47,422  $ 58,699   $ 56,648
                                                 =======  ========   ========
     LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt.......... $   651  $    693   $    948
  Revolving line of credit......................   1,430     5,883      5,923
  Current maturities of notes payable and
   lease........................................   2,746     4,085      3,324
  Accounts payable..............................   8,611     8,184      3,054
  Accrued expenses..............................  23,844    27,942     30,287
                                                 -------  --------   --------
    Total current liabilities...................  37,282    46,787     43,536
                                                 -------  --------   --------
Long-term debt and notes payable, less current
 maturities.....................................  15,590    21,278     24,193
                                                 -------  --------   --------
Commitments and contingencies...................
Convertible redeemable preferred stock:
  $.01 par value, at redemption value--
   Authorized--500,000 shares
   Issued and outstanding--237,446 shares in
    1996 and 213,566 shares in 1997.............   6,360     5,720      5,720
Common Stock, subject to redemption $.01 par
 value
 Issued and outstanding--370,753 and 411,853
 shares, respectively...........................     805       894        894
Stockholders' deficit:
  Common stock, $.01 par value--
   Authorized--3,500,000 shares
   Issued and outstanding--1,232,582 and
    1,224,582 shares, respectively..............      14        14         14
  Additional paid-in capital....................   3,126     3,126      3,126
  Accumulated deficit........................... (12,048)  (15,942)   (17,657)
  Treasury stock--at cost.......................  (3,707)   (3,178)    (3,178)
                                                 -------  --------   --------
                                                 (12,615)  (15,980)   (17,695)
                                                 -------  --------   --------
    Total liabilities and stockholders'
     deficit.................................... $47,422  $ 58,699   $ 56,648
                                                 =======  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                              THREE MONTHS
                                 YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                ---------------------------  ----------------
                                 1995      1996      1997     1997     1998
                                -------  --------  --------  -------  -------
                                                               (UNAUDITED)
Revenues:
  Commissions.................. $73,336  $ 80,661  $104,274  $26,201  $24,168
  Sales........................  49,233    44,916    43,105   11,257   12,424
                                -------  --------  --------  -------  -------
                                122,569   125,577   147,379   37,458   36,592
Operating expenses:
  Selling expenses.............  45,717    52,510    69,913   19,181   16,144
  Cost of sales................  45,615    41,890    39,027   10,467   11,420
  General and administrative...  26,671    28,097    32,582    8,366    8,174
  Depreciation and
   amortization................   2,132     2,447     4,484    1,149    1,137
                                -------  --------  --------  -------  -------
    Operating income (loss)....   2,434       633     1,373   (1,705)    (283)
                                -------  --------  --------  -------  -------
Other income (expense):
  Interest income..............     155       133        56       13      --
  Interest expense.............  (1,660)   (2,283)   (5,010)  (1,222)  (1,129)
  Other income (expense).......    (122)      247        23      (40)    (103)
                                -------  --------  --------  -------  -------
    Total other income
     (expense).................  (1,627)   (1,903)   (4,931)  (1,249)  (1,232)
                                -------  --------  --------  -------  -------
Income (loss) before provision
 for income taxes..............     807    (1,270)   (3,558)  (2,954)  (1,515)
Provision (benefit) for income
 taxes.........................   1,268       804      (109)      40      100
                                -------  --------  --------  -------  -------
    Net loss...................    (461)   (2,074)   (3,449)  (2,994)  (1,615)
Preferred stock dividends......     445       445       445      111      100
                                -------  --------  --------  -------  -------
Net loss applicable to common
 stockholders.................. $  (906) $ (2,519) $ (3,894) $(3,105) $(1,715)
                                =======  ========  ========  =======  =======



  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                          COMMON STOCK,
                          $.01 PAR VALUE  TREASURY STOCK    ADDITIONAL
                         ---------------- ----------------   PAID-IN   ACCUMULATED
                          SHARES   AMOUNT SHARES   AMOUNT    CAPITAL     DEFICIT     TOTAL
                         --------- ------ -------  -------  ---------- ----------- ---------
Balance, December 31,
 1994................... 1,447,582  $ 14      --   $   --     $3,126    $ (8,623)  $  (5,483)
  Net income............       --    --       --       --        --         (461)       (461)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Purchase of treasury
   stock................       --    --   123,000    2,042       --          --       (2,042)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1995................... 1,447,582    14  123,000    2,042     3,126      (9,529)     (8,431)
  Net loss..............       --    --       --       --        --       (2,074)     (2,074)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Purchase of treasury
   stock................       --    --    92,000    1,665       --          --       (1,665)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1996................... 1,447,582    14  215,000    3,707     3,126     (12,048)    (12,615)
  Net loss..............       --    --       --       --        --       (3,449)     (3,449)
  Preferred dividend
   declared.............       --    --       --       --        --         (445)       (445)
  Issuance of stock--
   401(k)...............       --    --   (10,500)    (899)      --          --          899
  Purchase of treasury
   stock................       --    --    18,500      370       --          --         (370)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, December 31,
 1997................... 1,447,582    14  223,000    3,178     3,126     (15,942)    (15,980)
  Net loss (unaudited)..                                                  (1,615)     (1,615)
  Preferred dividend
   declared
   (unaudited)..........       --    --       --       --        --         (100)       (100)
                         ---------  ----  -------  -------    ------    --------   ---------
Balance, March 31, 1998
 (unaudited)............ 1,447,582  $ 14  223,000  $ 3,178    $3,126    $(17,657)  $ (17,695)
                         =========  ====  =======  =======    ======    ========   =========



  The accompanying notes are an integral part of these consolidated financial statements.

                    MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               THREE MONTHS
                                                                   ENDED
                                   YEAR ENDED DECEMBER 31,       MARCH 31,
                                   -------------------------  ----------------
                                    1995     1996     1997     1997     1998
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
Net loss.......................... $  (461) $(2,074) $(3,449) $(2,994) $(1,615)
  Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating
   activities--
  Depreciation and amortization...   2,132    2,447    4,484    1,149    1,137
  Loss (gain) on disposal of fixed
   assets.........................     (31)      45      115        6     (224)
  Changes in assets and
   liabilities, exclusive of
   acquisitions--
  (Increase) decrease in--
    Accounts receivable, net......  (1,269)  (1,565)  (1,729)  (1,538)   2,419
    Inventories, prepaid expenses
     and advances.................     189      718     (155)     399   (1,537)
    Other assets..................      86     (348)     527        3     (131)
    Accounts payable..............   2,868    2,266     (427)  (2,772)  (5,130)
    Accrued expenses..............   2,664    2,584    4,098    7,177    2,345
                                   -------  -------  -------  -------  -------
    Net cash provided by (used in)
     operating activities.........   6,178    4,073    3,464    1,430   (2,736)
                                   -------  -------  -------  -------  -------
Cash flows from investing
 activities:
  Additions to property, plant and
   equipment......................  (1,435)  (3,356)  (7,273)  (2,030)    (410)
  Net proceeds from sale of
   property, plant and equipment..     149      117      530       24      512
  Acquisitions, net of cash
   acquired.......................     --    (1,421)    (748)    (748)     --
  (Increase) decrease in cash
   surrender value, net of
   increase in policy loans.......     (19)     (26)     202      (17)      (3)
                                   -------  -------  -------  -------  -------
    Net cash (used in) provided by
     investing activities.........  (1,305)  (4,686)  (7,289)  (2,771)      99
                                   -------  -------  -------  -------  -------
Cash flows from financing
 activities:
  Dividends paid..................    (445)    (445)    (445)     --       --
  Borrowings under revolving line
   of credit......................     --     1,430    4,453    4,348       40
  Issuance (repayment) of long-
   term debt......................     --     1,473    3,419   (4,113)   3,170
  Net (repayment) issuance of
   notes payable..................    (275)  (1,292)  (2,529)     876     (761)
  Redemption of convertible
   preferred stock................     --       --      (640)     --       --
  Repurchase of treasury stock....  (2,042)  (1,665)    (370)     --       --
                                   -------  -------  -------  -------  -------
    Net cash (used in) provided by
     financing activities.........  (2,762)    (499)   3,888    1,111    2,449
                                   -------  -------  -------  -------  -------
    Net increase (decrease) in
     cash.........................   2,111   (1,112)      63     (230)    (188)
Cash:
  Beginning of year...............      99    2,210    1,098    1,098    1,161
                                   -------  -------  -------  -------  -------
  End of period................... $ 2,210  $ 1,098  $ 1,161  $   868  $   973
                                   =======  =======  =======  =======  =======
Supplemental disclosures of:
  Cash flow information--
  Cash payments for--
    Interest...................... $   563  $   934  $ 3,501  $   --   $   --
                                   =======  =======  =======  =======  =======
    Income taxes.................. $   822  $ 1,825  $    21  $     6  $ 1,756
                                   =======  =======  =======  =======  =======
  Non-cash flow information--
    Purchase price financed by
     seller....................... $ 1,158  $13,947  $ 6,292  $ 6,292  $   --
                                   =======  =======  =======  =======  =======
    Liabilities assumed........... $   --   $   724  $   560  $   560  $   --
                                   =======  =======  =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF BUSINESS

  Merkert Enterprises, Inc. ("Merkert") is a broker of food and various food-related products. Merkert provides sales, marketing and merchandising services to manufacturers (Manufacturer's) of consumer goods and serves as an intermediary between the principals and retailers and wholesalers of the consumer goods. Merkert also provides development, inventory management and procurement and packaging services of private label frozen fruit and vegetable products for several retailers. Merkert primarily operates throughout the northeast and mid-Atlantic regions of the United States.

2. LIQUIDITY

  Merkert incurred net losses in 1996 and 1997 and has a net working capital deficiency of $24,960 as of December 31, 1997, which results in a substantial doubt about Merkert's ability to continue as a going concern. Management's plans to alleviate the net working capital deficiency include the sale of all of the outstanding shares of Merkert's common and convertible redeemable preferred stock to another entity (see Note 12). This new entity intends to finance the acquisition through an initial public offering of equity (offering). The proceeds from a successful offering will also be used to repay certain indebtedness of Merkert. Also, Merkert plans to seek to obtain a new revolving credit facility sufficient to meet Merkert's working capital requirements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Merkert and its wholly owned subsidiary Merkert Laboratories, Inc. ("Merkert Labs"). All intercompany accounts and transactions have been eliminated in consolidation.

 Unaudited Interim Financial Information

  The financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are unaudited. Merkert believes these financial statements include all adjustments, consisting of normal recurring adjustments, that Merkert considers necessary for a fair presentation of the financial position and of the results of operations for the respective periods.

  It should also be noted that the results for the interim periods are not necessarily indicative of the results expected for any other interim period or full year.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

 Revenue Recognition

  Commissions are earned and recognized upon shipment by the principal to the retailer or wholesaler; product sales revenue is recognized upon shipment by Merkert.

 Marketable Securities

  Merkert accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Merkert's investments were classified as available-for-sale and are recorded at market value. During 1995, all investments were sold and the resulting gain of $567 was included in other income in the consolidated statement of operations.

 Inventories

  Inventories are primarily finished goods and consist of price marking guns and labels as well as other supplies purchased by retailers. Inventories are stated at the lower of cost or market and are valued on a first-in, first-out
(FIFO) basis.

 Fair Value

  Effective December 31, 1995, Merkert adopted SFAS No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires that Merkert disclose estimated fair values for certain of its financial instruments. Merkert's financial instruments consist of cash, accounts receivable, notes payable, accounts payable and long-term debt. The carrying value of Merkert's financial instruments approximates fair value at December 31, 1995, 1996 and 1997.

 Concentration of Credit Risk

  Financial instruments that potentially subject Merkert to concentrations of credit risk principally consist of trade receivables. Merkert's trade receivables result primarily from commission sales. Merkert maintains reserves for potential credit losses and such losses have been immaterial.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed principally by accelerated methods over the estimated useful lives of the assets.

 Intangibles

  Intangibles consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Goodwill................................................... $17,160  $20,595
   Noncompete agreements......................................   1,857    5,883
                                                               -------  -------
                                                                19,017   26,478
   Accumulated amortization...................................    (990)  (2,865)
                                                               -------  -------
                                                               $18,027  $23,613
                                                               =======  =======

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

  Goodwill, the excess of the acquired business purchase price over the fair value of the acquired assets, is amortized on a straight-line basis over estimated useful lives which range from 10 to 20 years. Noncompete agreements are amortized on a straight-line basis over the life of the respective agreement. Amortization expense was $467, $861 and $2,615 for the years ended December 31, 1995, 1996 and 1997, respectively.

 Income Taxes

  Merkert provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates which will be in effect when these differences are expected to reverse.

 Impairment of Long-Lived Assets

  Merkert evaluates the carrying value of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. Accordingly, Merkert evaluates the carrying value of its long-lived assets including equipment and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under SFAS No. 121, an assessment is made to determine whether the sum of the expected future undiscounted cash flows from the use of the assets and eventual disposition is less than the carrying value. If the sum of the expected undiscounted cash flows is less than the carrying value, an impairment loss is recognized by measuring the excess of carrying value over fair value (generally estimated by projected future discounted cash flows for the applicable operation or independent appraisal). At December 31, 1996 and 1997, management believes no such impairment of assets was indicated.

 Accrued Expenses

  Accrued expenses consist of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996    1997
                                                                 ------- -------
   Accrued compensation......................................... $ 3,125 $ 3,589
   Taxes........................................................  14,353  16,972
   Other........................................................   6,366   7,381
                                                                 ------- -------
                                                                 $23,844 $27,942
                                                                 ======= =======

4. ACQUISITIONS

  Merkert completed acquisitions of several food brokerage businesses during 1995, 1996 and 1997.

  The acquisitions are accounted for using the purchase method of accounting; accordingly, the results of operations are included in the accompanying consolidated financial statements from their respective dates of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. A portion of the purchase price in certain acquisitions is payable contingent upon achieving defined performance criteria. Merkert's policy is to estimate the net present value of the expected payments and record that amount as part of the purchase price. Merkert records any ultimate changes to the estimate as an adjustment to the goodwill. Purchase price in excess of net identified

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

tangible and intangible assets is recorded as goodwill and amortized on a straight-line basis over periods ranging from 10 to 20 years. The following is a summary of the acquisitions which were consummated in 1995, 1996 and 1997:

                                       PURCHASE PRICE    NET
                                      ---------------- TANGIBLE
                                       CASH  FINANCED   ASSETS              OTHER
      ACQUISITION            DATE      PAID  BY SELLER ACQUIRED GOODWILL INTANGIBLES
      -----------        ------------ ------ --------- -------- -------- -----------
Food Service Sales...... January 1995 $  --   $(1,158)  $ --    $ 1,158    $  --
ABD Sales, Inc.......... October 1996  1,121   (9,275)    (63)   10,147       312
DelGrosso, Richardson-
 Morrison, Inc.......... October 1996    300   (4,672)     88     3,554     1,330
Toomey-Delong, Inc. .... January 1997    635   (5,144)    593     1,160     4,026
Luciano................. January 1997    113   (1,148)   (405)    1,666       --

  Had each of these acquisitions been consummated on January 1, 1996, the unaudited pro forma revenues and net loss for Merkert for the year ended December 31, 1996 would have been $164,877 and $1,787, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are comprised of the following at December 31, 1996 and 1997:

                                                                    DEPRECIABLE
                                                    1996    1997   LIFE IN YEARS
                                                   ------- ------- -------------
   Land........................................... $   693 $   693       --
   Buildings......................................   5,780  10,113     25-39
   Furniture and equipment........................   4,744   5,590         5
   Data processing................................   4,010   5,497         3
   Motor vehicles.................................   1,061     354         5
   Leasehold improvements.........................   1,036     217         5
                                                   ------- -------
                                                    17,324  22,464
   Less--Accumulated depreciation.................   9,169   9,836
                                                   ------- -------
                                                   $ 8,155 $12,628
                                                   ======= =======

  Depreciation expense for the years ended December 31, 1995, 1996 and 1997 was $1,665, $1,586 and $1,869, respectively.

6. EMPLOYEE BENEFIT PLANS

  Merkert sponsors the Merkert Enterprises, Inc. Employee Stock Ownership Plan and Trust ("ESOP"). On January 1, 1997, Merkert amended its ESOP to provide for a contributory plan under the provisions of Section 401(k) (the"401(k) Plan") of the Internal Revenue Code. As of January 1, 1997, eligible employees can make voluntary contributions to the 401(k) Plan.

  Under the provisions of the 401(k) Plan, Merkert currently matches 100% of an eligible employee's contribution up to certain limits determined by Merkert (currently 4%) of the employee's salary. Prior to the adoption of the 401(k) Plan, Merkert's contributions were made at the discretion of the Board.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

For the years ended December 31, 1995, 1996 and 1997, Merkert expensed approximately $2,275, $1,249 and $988, respectively, under the terms of the ESOP and 401(k) Plans. On December 23, 1997, the Board authorized the issuance to the ESOP of 51,600 shares, held as treasury stock to satisfy the fiscal 1997 obligation. The value of the common stock issued to the 401(k) was at fair value based on an independent appraisal.

  At December 31, 1997, the ESOP owned 25% of the common stock and 100% of the redeemable convertible preferred stock outstanding. Furthermore, under the terms of the ESOP, Merkert may be required to repurchase both common and preferred stock issued to either the ESOP or an employee upon the occurrence of certain events.

7. CONVERTIBLE REDEEMABLE PREFERRED STOCK

  The convertible redeemable preferred stock was issued in September 1991. Each share is convertible into one share of common stock under certain circumstances. The convertible redeemable preferred stock is subject to a cumulative annual dividend of $1.875 per share and has pro rata participation rights in any common stock dividends. The convertible redeemable preferred stock is redeemable by the holder at any time; only to the extent necessary for such holder to provide for distributions to participants in the ESOP. The preferred stock is redeemable at a price equal to the greater of the appraised value per share or $26.785 per share plus any unpaid dividends. All shares of common and convertible redeemable preferred stock have equal voting rights.

8. CONTINGENCIES

  Merkert is involved in various legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of such legal proceedings will not have a material adverse impact on Merkert's consolidated financial position or results of operations.

9. COMMITMENTS

 Promotional Funds

  Certain of Merkert's principals provide Merkert with funds to be used solely for advertising and other promotional activities. At December 31, 1996 and 1997, Merkert had cash of $368 and $595, respectively, whose use was restricted to payment for promotional activities on behalf of its principals. The offsetting liability is included in accrued liabilities in the balance sheet at December 31, 1996 and 1997.

LEGAL PROCEEDINGS

  Merkert has received written notice from the seller of a food brokerage business acquired by Merkert alleging that Merkert has breached certain covenants contained in an agreement with such seller, claiming that such breaches have caused the acceleration of certain obligations of Merkert to such seller and threatening litigation in connection with such claims. The Company believes that this matter, if determined adversely to the Company, would not have a material adverse effect on the Company. The Company is from time to time a party to litigation arising in the ordinary course of business. There can be no assurance that the Company's insurance coverage will be adequate to cover all liabilities occurring out of such claims. In the opinion of management, any liability that the Company might incur upon the resolution of this litigation will not, in the aggregate, have a material adverse effect on the financial condition or results of operations of the Company.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


 Leases

  Merkert leases certain office and warehouse facilities under operating leases expiring on various dates through 2005.

  Rental costs, including real estate taxes, amounted to approximately $3,273, $3,469 and $4,386 in 1995, 1996 and 1997, respectively.

  The following is a schedule of future minimum rental payments exclusive of real estate taxes required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

                                                                          RENT
                                                                        PAYMENTS
                                                                        --------
   Year ending December 31,
    1998............................................................... $ 2,559
    1999...............................................................   2,232
    2000...............................................................   1,740
    2001...............................................................   1,458
    2002...............................................................   1,462
    Thereafter.........................................................   3,094
                                                                        -------
     Total............................................................. $12,545
                                                                        =======

(10) INCOME TAXES

  The provision (benefit) for income taxes for the years ended December 31, is as follows:

                                                               1995  1996 1997
                                                              ------ ---- -----
   Federal--
    Current.................................................. $  632 $603 $ (82)
    Deferred.................................................    320  --    --
                                                              ------ ---- -----
                                                                 952  603   (82)
                                                              ------ ---- -----
   State--
    Current..................................................    210  201   (27)
    Deferred.................................................    106  --    --
                                                              ------ ---- -----
                                                                 316  201   (27)
                                                              ------ ---- -----
                                                              $1,268 $804 $(109)
                                                              ====== ==== =====

  A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the effective rates reflected in the accompanying consolidated statements of income are as follows:

                                                             YEAR ENDED
                                                        ---------------------
                                                         1995  1996    1997
                                                        ------ -----  -------
   U.S. federal statutory provision.................... $  274 $(432) $(1,210)
   State income taxes, net of federal income tax
    effect.............................................     48   (76)    (213)
   Change in valuation allowance.......................      4 1,137    1,613
   Permanent items.....................................    282   314      459
   Other...............................................    660  (139)    (758)
                                                        ------ -----  -------
     Effective tax provision........................... $1,268 $ 804  $  (109)
                                                        ====== =====  =======

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  The tax effect of temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Assets--
     Accrued interest......................................... $ 1,900  $ 2,487
     Intangibles..............................................     244    1,737
     Receivable reserves......................................      90      230
     Health insurance.........................................      15      240
     Net operating loss.......................................     --       164
     Alternative minimum tax credit...........................     --       157
     Other....................................................   1,255    1,062
                                                               -------  -------
       Total assets...........................................   3,504    6,077
                                                               -------  -------
     Valuation allowance......................................  (3,390)  (5,003)
                                                               -------  -------
       Total assets, net of valuation allowance...............     114    1,074
                                                               -------  -------
   Liabilities--
     Property basis differences...............................     --      (264)
     Prepaid expenses.........................................    (114)    (164)
     Other....................................................     --      (646)
                                                               -------  -------
       Total liabilities......................................    (114)  (1,074)
                                                               -------  -------
       Net assets (liabilities)............................... $   --   $   --
                                                               =======  =======

  Merkert has provided a valuation allowance on the portion of the net deferred tax assets that are not likely to be realized. The valuation allowance increased in fiscal 1997 and fiscal 1996 by approximately $1,613 and $1,137, respectively.

  Merkert's federal and state tax filings for 1992, 1993 and 1994 are currently under examination by tax authorities. The examinations are not complete and Merkert expects to challenge certain preliminary conclusions of the examinations. Merkert has established reserves in various years which it believes will be adequate to cover the range of potential liability; however, the ultimate outcome of the matter is uncertain (see Note 12).

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


11. LONG-TERM DEBT

  As of December 31, debt consists of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
Revolving line of credit....................................... $ 1,430 $ 5,883
Bank--mortgage and term loans..................................   2,834   6,253
Commercial promissory notes....................................   1,951   1,242
Leases.........................................................     --      186
Acquisition Agreement--DRM.....................................   4,577   3,532
Acquisition Agreement--ABD.....................................   8,723   8,513
Acquisition Agreement--FSS.....................................     625     327
Acquisition Agreement--Luciano.................................     --    1,345
Acquisition Agreement--Toomey Delong...........................     --    4,509
Other..........................................................     277     149
                                                                ------- -------
                                                                 20,417  31,939
Less--Current maturities.......................................   4,827  10,661
                                                                ------- -------
  Net long-term debt........................................... $15,590 $21,278
                                                                ======= =======

  The amounts due under the acquisition agreements represent the total estimated payments to be made pursuant to these agreements. The total estimated payments have been discounted using a rate of approximately 10%. The amounts due under these notes are unsecured and extend through 2009. They are payable in either monthly or quarterly payments.

  On October 31, 1996, Merkert entered into an $8,500 secured revolving line-of-credit agreement with a bank. The revolving line-of-credit bears interest at the bank's base rate (8.5% at December 31, 1997). On December 23, 1997, the revolving line-of-credit agreement was amended to extend the term of the agreement through February 1, 1999. Amounts outstanding under the revolving line-of-credit are secured by eligible accounts receivables. The agreement contains restrictive covenants customary in this type of financing arrangement.

  On September 5, 1996, a bank mortgage secured by a building was refinanced and Merkert entered into a new loan agreement with a bank. The agreement provided for a $4,335 mortgage loan and amended the existing term loan to increase the availability under the loan to $2,765. Proceeds from these borrowings were used to refinance the old bank mortgage note, existing commercial promissory note, and to fund construction of Merkert's new office space. The mortgage loan required monthly interest payments only, beginning October 5, 1996 through July 5, 1997. Effective July 5, 1997, both principal and interest are due monthly. The mortgage loan matures September 5, 2006, at which time a balloon payment of the remaining balance would have been due. The interest rates will float at the bank's base rate, or may be fixed at rates tied to the London Interbank Offered Rate or U.S. Treasury Rates, at Merkert's option. The term loan required monthly principal payments of $50, plus interest and matures September 2, 2001.

  The September 5, 1996 loan agreement and the revolving line of credit agreement contain restrictive covenants customary in these types of financing arrangements, including limitations on obtaining additional indebtedness and certain financial covenants including a maximum leverage ratio and minimum tangible net worth requirements. During 1997, Merkert was in default with respect to the leverage ratios and the minimum tangible net worth covenant. On December 23, 1997, Merkert obtained a waiver of these defaults.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  On February 13, 1998, Merkert entered into a $9,500 secured mortgage agreement, effective April 1, 1998, with a real estate lender which replaced their existing mortgage and term loans. The mortgage note bears interest at 8.56%. The loan requires monthly payments of $82, beginning April 1, 1998 and matures March 1, 2018.

  In September 1995, Merkert repurchased 115,000 shares of common stock for an aggregate purchase price of $1,909 Merkert paid $581 in cash and delivered an unsecured promissory note in the amount of $1,328. The note requires three annual principal payments of $443 and bears interest at 8.75%.

  In February 1996, Merkert repurchased 92,000 shares of common stock for an aggregate purchase price of $1,665. Merkert paid $333 and delivered an unsecured subordinated promissory note in the amount of $1,332. The note requires five annual principal payments of $266 and bears interest at 8.25%.

  In July 1997, Merkert elected to repurchase 8,000 shares of common stock for an aggregate purchase price of $160. At December 31, 1997, Merkert had delivered an unsecured subordinated promissory note in settlement of this obligation.

  In conjunction with the acquisitions discussed in Note 4, elements of the purchase price were financed by the sellers. These amounts are included in the following table.

  Future principal payments on long-term debt for the years ending December 31, are as follows:

   1998................................................................. $ 4,778
   1999.................................................................   3,049
   2000.................................................................   2,726
   2001.................................................................   1,899
   2002.................................................................   2,084
   Thereafter...........................................................  11,520
                                                                         -------
     Total.............................................................. $26,056
                                                                         =======

12. SUBSEQUENT EVENTS

  On May 22, 1998, Merkert entered into a stock purchase agreement with Monroe, Inc. and the stockholders of Merkert." Pursuant to this stock purchase agreement Monroe, Inc. will purchase all of the outstanding shares of common and convertible redeemable preferred stock of Merkert for approximately $46 million in cash and stock of Monroe, Inc. The consideration shall be reduced by the amount payable by Merkert as a result of the current examination of Merkert's federal and state tax filings for 1992, 1993 and 1994. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of Monroe, Inc. In addition, Merkert has agreed to settle the employment contracts of two executives upon the consummation of the Purchase Agreement and will record a compensation charge of $1,500 at that time. There can be no assurances that the stock purchase agreement will be consummated.

  On May 22, 1998, Merkert entered into agreements with certain former shareholders of businesses previously acquired by Merkert. These agreements provide Merkert with an option to settle, for a predetermined cash payment, the outstanding obligation due from Merkert to the respective former shareholder. The cash payouts per these options approximate the amounts recorded as liabilities in the accompanying consolidated financial statements. These options expire December 31, 1998. If and when the option is exercised, any differences between the option amount and the carrying amount in the accompanying financial statements will be recorded as an adjustment to purchase price.

                   MERKERT ENTERPRISES, INC. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)


  On May 18, 1998, Merkert entered into a settlement with the Internal Revenue Service ("IRS") which will close out the Merkert's tax filings for 1992, 1993 and 1994. As part of this settlement, Merkert has agreed to pay approximately $15.3 million, in aggregate, to both the IRS and the applicable state tax authorities. The amount of the settlement did not differ materially from recorded reserves. Pursuant to the stock purchase agreement among Monroe, Inc., Merkert and the stockholders of Merkert, the former shareholders of Merkert will use a portion of the cash proceeds received to pay the tax settlement.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rogers-American Company, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Rogers-American Company, Inc. ("Rogers") and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Rogers' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers and subsidiary as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                            Arthur Andersen LLP

Boston, Massachusetts
May 22, 1998

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                   DECEMBER 31,
                                                  ----------------   MARCH 31,
                                                   1996     1997       1998
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash........................................... $   730  $   556    $   494
  Restricted cash................................     220      505        682
  Accounts receivable, less allowance for
   doubtful accounts of $484, $799 and $799 in
   1996, 1997 and 1998, respectively.............   6,413    9,072     10,301
  Prepaid expenses and advances..................     292      218        240
  Income taxes receivable........................     512      --         --
  Deferred tax asset.............................     546      639        639
                                                  -------  -------    -------
    Total current assets.........................   8,713   10,990     12,356
                                                  -------  -------    -------
Property, plant and equipment, net...............   5,953    5,931      5,966
                                                  -------  -------    -------
Intangibles, net of amortization.................  20,519   18,671     17,907
                                                  -------  -------    -------
Other assets:
  Cash value of life insurance, net..............   2,449    3,239      3,239
  Deferred tax asset.............................     117      149        149
  Other noncurrent assets........................      10       19         19
                                                  -------  -------    -------
    Total other assets...........................   2,576    3,407      3,407
                                                  -------  -------    -------
    Total assets................................. $37,761  $38,999    $39,636
                                                  =======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt........... $ 6,344  $ 1,949    $11,509
  Accounts payable...............................   3,087    2,034      1,732
  Accrued expenses...............................   3,971    3,880      3,648
                                                  -------  -------    -------
    Total current liabilities....................  13,402    7,863     16,889
                                                  -------  -------    -------
Long-term debt, less current maturities..........  24,849   30,830     22,209
                                                  -------  -------    -------
Other noncurrent liabilities.....................     316      479        479
                                                  -------  -------    -------
Commitments and contingencies
Stockholders' equity:
  Common stock, $1.00 par value--
   Authorized--100,000 shares
   Issued--955 shares............................       1        1          1
  Additional paid-in capital.....................     149       37         37
  Retained earnings (accumulated deficit)........    (956)    (211)        21
                                                  -------  -------    -------
    Total stockholders' equity (deficit).........    (806)    (173)        59
                                                  -------  -------    -------
    Total liabilities and stockholders' equity... $37,761  $38,999    $39,636
                                                  =======  =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                          THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         MARCH 31,
                               -------------------------  --------------------
                                1995     1996     1997      1997       1998
                               -------  -------  -------  ---------  ---------
                                                              (UNAUDITED)
Revenues:
  Commissions................  $47,496  $63,311  $82,985  $  20,025  $  20,831
                               -------  -------  -------  ---------  ---------
Operating Expenses:
  Selling expenses...........   35,817   50,614   63,361     16,625     15,785
  General and
   administrative............    7,457   10,944   13,023      3,189      3,221
  Depreciation and
   amortization..............    1,073    1,646    2,516        636        635
                               -------  -------  -------  ---------  ---------
    Operating income (loss)..    3,149      107    4,085       (425)     1,190
Interest Expense.............   (1,176)  (1,656)  (2,536)      (660)      (650)
                               -------  -------  -------  ---------  ---------
Income (loss) before
 Provision for Income Taxes..    1,973   (1,549)   1,549     (1,085)       540
Income Tax Provision
 (benefit)...................      939     (460)     804       (576)       308
                               -------  -------  -------  ---------  ---------
    Net income (loss)........  $ 1,034  $(1,089) $   745  $    (509) $     232
                               =======  =======  =======  =========  =========


  The accompanying notes are an integral part of these consolidated financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                  COMMON STOCK,
                                 $1.00 PAR VALUE     ADDITIONAL
                                 ------------------   PAID-IN   RETAINED
                                 SHARES     AMOUNT    CAPITAL   EARNINGS   TOTAL
                                 --------   -------  ---------- --------  -------
Balance, December 31, 1994......    1,120    $    1    $ 258    $  (901)  $  (642)
  Net income....................      --        --       --       1,034     1,034
  Issuance of 40 shares at
   $1,151.85 per share..........       40       --        46        --         46
  Redemption of 69 shares at
   $1,151.85 per share..........      (69)      --       (79)       --        (79)
                                 --------    ------    -----    -------   -------
Balance, December 31, 1995......    1,091         1      225        133       359
  Net loss......................      --        --       --      (1,089)   (1,089)
  Redemption of 59 shares at
   $1,292.16 per share..........      (59)      --       (76)       --        (76)
                                 --------    ------    -----    -------   -------
Balance, December 31, 1996......    1,032         1      149       (956)     (806)
  Net income....................      --        --       --         745       745
  Redemption of 76.4 shares at
   $1,470.80 per share..........      (77)      --      (112)       --       (112)
                                 --------    ------    -----    -------   -------
Balance, December 31, 1997......      955         1       37       (211)     (173)
  Net income (unaudited)........      --        --       --         232       232
                                 --------    ------    -----    -------   -------
Balance, March 31, 1998 (unau-
 dited).........................      955    $    1    $  37    $    21   $    59
                                 ========    ======    =====    =======   =======




   The accompanying notes are an integral part of these financial statements.

                  ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                   YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                  ---------------------------  ----------------
                                    1995      1996     1997     1997     1998
                                  --------  --------  -------  -------  -------
                                                                 (UNAUDITED)
Cash flows from operating
activities:
  Net income (loss).............  $  1,034  $ (1,089) $   745  $  (509) $   232
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities--
    Depreciation and
     amortization...............     1,073     1,646    2,516      636      635
    Loss on disposal of fixed
     assets.....................        85       --       --       --       --
    Deferred income taxes.......        72      (500)    (126)     --       --
  Changes in assets and
   liabilities exclusive of
   acquisitions (increase)
   decrease in--
    Restricted cash.............       218       (20)    (285)     --      (177)
    Accounts receivable, net....    (1,106)   (1,707)  (2,659)  (2,731)  (1,229)
    Income taxes receivable.....       --       (512)     512      512      --
    Prepaid expenses and
     advances...................       414       (77)      74     (139)     (22)
    Accounts payable............       484     1,588   (1,053)    (720)    (302)
    Accrued expenses............     2,212       129      (91)    (961)    (231)
    Other liabilities...........       891       711     (572)      77      --
    Other assets................       (39)       29       (9)      (2)     --
                                  --------  --------  -------  -------  -------
      Net cash provided by (used
       in) operating
       activities...............     5,338       198     (948)  (3,837)  (1,094)
                                  --------  --------  -------  -------  -------
Cash flows from investing activ-
 ities:
  Additions to property, plant
   and equipment................      (387)   (1,045)    (453)    (146)     (66)
  Acquisition of businesses, net
   of cash acquired.............   (11,594)  (11,230)    (192)    (199)     159
  Increase in cash surrender
   value, net of increase in
   policy loans.................      (478)     (487)    (789)     --       --
                                  --------  --------  -------  -------  -------
      Net cash provided by (used
       in) investing
       activities...............   (12,459)  (12,762)  (1,434)    (345)      93
                                  --------  --------  -------  -------  -------
Cash flows from financing activ-
 ities:
  Borrowings on revolving line
   of credit....................       --      3,024    8,370    3,825    9,560
  Principal payments on line of
   credit.......................      (660)      --    (3,824)     --    (8,369)
  Issuance of long-term debt....     7,916    10,157      --       --       --
  Repayment of long-term debt...       --        --    (2,226)    (350)    (252)
  Redemption of common stock....       (33)      (77)    (112)     --       --
                                  --------  --------  -------  -------  -------
      Net cash provided by
       financing activities.....     7,223    13,104    2,208    3,475      939
                                  --------  --------  -------  -------  -------
      Net increase (decrease) in
       unrestricted cash........       102       540     (174)    (707)     (62)
                                  --------  --------  -------  -------  -------
Unrestricted cash:
  Beginning of year.............        88       190      730      730      556
                                  --------  --------  -------  -------  -------
  End of year...................  $    190  $    730  $   556  $    23  $   494
                                  --------  --------  -------  -------  -------
Supplemental disclosures of cash
 flow information:
  Cash payments for--
    Interest....................  $  1,172  $  1,635  $ 2,486  $   610  $   569
                                  --------  --------  -------  -------  -------
    Income taxes................  $    488  $    722  $   180  $   113  $   582
                                  --------  --------  -------  -------  -------
Noncash flow information:
  Purchase price financed by
   seller.......................  $  5,519  $ 10,626  $    48  $    48  $   --
                                  --------  --------  -------  -------  -------
  Liabilities assumed...........  $    682  $  1,227  $   --   $   --   $   --
                                  --------  --------  -------  -------  -------

  The accompanying notes are an integral part of these consolidated financial statements.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INCLUDES CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)

1. NATURE OF BUSINESS

  Rogers-American Company, Inc. ("Rogers") is a broker of food and various food-related products. Rogers provides sales, marketing and merchandising services to manufacturers (Manufacturers) of consumer goods and serves as an intermediary between the Manufacturers and retailers and wholesalers of the consumer goods. Rogers primarily operates throughout the southeast and mid-Atlantic regions of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of Rogers' significant accounting policies follows:

 Principles of Consolidation

  The consolidated financial statements include the accounts of Rogers and its wholly owned subsidiary Rogers-American Company of Florida, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

 Unaudited Interim Financial Information

  The financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are unaudited. Rogers believes these financial statements include all adjustments, consisting of normal recurring adjustments, that Rogers considers necessary for a fair presentation of the financial position and of the results of operations for the respective periods. It should also be noted that the results for the interim periods are not necessarily indicative of the results expected for any other interim period or the full year.

 Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

 Revenue Recognition

  Commissions are earned and recognized upon shipment by the principals to the retailer or wholesaler.

 Fair Value of Financial Instruments

  Effective December 31, 1995, Rogers adopted Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires that Rogers disclose estimated fair values for certain of its financial instruments. Rogers' financial instruments consist of cash and cash equivalents, accounts and notes receivable, notes payable, accounts payable and long-term debt. Each of these instruments' fair value approximates carrying value at December 31, 1995, 1996 and 1997.

 Concentration of Credit Risk

  Financial instruments that potentially subject Rogers to concentrations of credit risk consist principally of trade receivables. Rogers' trade receivables result from commission sales. Rogers maintains reserves for potential credit losses and such losses have been immaterial.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)


 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the following estimated useful lives of the assets:

                                                                     ESTIMATED
   ASSET CLASSIFICATION                                             USEFUL LIVES
   --------------------                                             ------------
   Building........................................................   40 years
   Leasehold improvements..........................................   20 years
   Furniture and office equipment..................................  5-7 years
   Motor vehicles..................................................  3-5 years

 Intangibles

  Intangibles for the years ended December 31, 1996 and 1997 consist of the following:

                                                                1996     1997
                                                               -------  -------
   Goodwill................................................... $17,283  $17,460
   Noncompete agreements......................................   6,589    6,604
                                                               -------  -------
   Accumulated amortization...................................  (3,353)  (5,393)
                                                               -------  -------
                                                               $20,519  $18,671
                                                               =======  =======

  Goodwill, the excess of the acquired business purchase price over the fair value of the acquired assets, is amortized on a straight-line basis over its estimated useful life which ranges from 5 to 20 years. Noncompete agreements are amortized on a straight-line basis over the life of the respective agreement. Amortization expense was $831, $1,285 and $2,040 for the years ended December 31, 1995, 1996 and 1997, respectively.

 Cash Surrender Value of Life Insurance

  Included within other noncurrent assets is the cash surrender value of life insurance, net of policy loans. Rogers maintains these life insurance policies with a face amount of $32,266 on certain officers and key employees. The cash surrender value of the policies amounted to $3,727 and $4,305, against which Rogers has loans of $1,278 and $1,066 on December 31, 1996 and December 31, 1997, respectively.

 Income Taxes

  Rogers provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rates expected to be in effect when these differences are expected to reverse.

 Impairment of Long-Lived Assets

  Rogers evaluates the carrying value of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of. Accordingly, Rogers evaluates the carrying value of its long-lived assets, including equipment and goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under SFAS No. 121, an assessment is made to determine whether the sum of the expected future undiscounted cash flows from

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)

the use of the assets and eventual disposition is less than the carrying value. If the sum of the expected undiscounted cash flows is less than the carrying value, an impairment loss is recognized by measuring the excess of carrying value over fair value (generally estimated by projected future discounted cash flows for the applicable operation or independent appraisal). At December 31, 1996 and 1997, management believes no such impairment of assets was indicated.

 Accrued Expenses

  Accrued expenses for the years ended December 31, 1996 and 1997 consist of the following:

                                                                   1996   1997
                                                                  ------ ------
   Payroll and employee benefits................................. $1,361 $  535
   Promotional funds.............................................    220    505
   Income taxes..................................................    996  1,270
   Health insurance..............................................    351    476
   Interest......................................................     49     99
   Other.........................................................    994    995
                                                                  ------ ------
                                                                  $3,971 $3,880
                                                                  ====== ======

3. ACQUISITIONS

  Rogers completed acquisitions of several food brokerage businesses during 1995, 1996 and 1997.

  The acquisitions are accounted for using the purchase method of accounting; accordingly, the results of operations are included in the accompanying consolidated financial statements from their respective dates of acquisition. The purchase price has been allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. A portion of the purchase price in certain acquisitions is payable contingent upon achieving defined performance criteria. Rogers' policy is to estimate the net present value of the expected payments and record that amount as part of the purchase price. Rogers records any ultimate changes to the estimate as an adjustment to goodwill. Purchase price in excess of identified tangible and intangible assets is recorded as goodwill and amortized on a straight-line basis over periods ranging from 5 to 20 years. The following is a summary of the acquisitions which were consummated in 1995, 1996 and 1997.

                                     PURCHASE PRICE      NET
                                   ------------------- TANGIBLE
                                             FINANCED   ASSETS
  ACQUISITION            DATE      CASH PAID BY SELLER ACQUIRED GOODWILL OTHER INTANGIBLES
  -----------        ------------- --------- --------- -------- -------- -----------------
Clarke & Wittekind   March 1995      $ --     $(1,403)   $282    $  897       $  224
A.A. Green           October 1995      --      (1,374)    --      1,099          275
Dopson-Hicks         October 1995     (206)    (3,142)    606     2,194          548
G.B.S.               October 1996      --        (982)    288       555          139
Fitzwater            November 1996    (800)    (5,924)    800     4,739        1,185
Sales Support Inc.   November 1996     --        (997)    --        --           997
Tinney & Associates  November 1996     --      (1,377)    218       927          232
Brown & Stagner      November 1996     --      (1,905)     97     1,446          362
Others               Various           --      (1,001)     36       486          479

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)

  Had each of these acquisitions been consummated on January 1, 1996, the unaudited pro forma revenues and net income (loss) for Rogers would have been $81,328 and $(1,033), respectively, for the year ended December 31, 1996, and $83,100 and $(771), respectively, for the year ended December 31, 1997.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are comprised of the following at December 31:

                                                                   1996   1997
                                                                  ------ ------
   Land.......................................................... $  500 $  500
   Buildings.....................................................  3,500  3,500
   Furniture and equipment.......................................  3,117  3,476
   Motor vehicles................................................     79     79
   Leasehold improvements........................................    694    789
                                                                  ------ ------
                                                                   7,890  8,344
   Less--Accumulated depreciation................................  1,937  2,413
                                                                  ------ ------
                                                                  $5,953 $5,931
                                                                  ====== ======

  Depreciation expense for the years ended December 31, 1995, 1996 and 1997 was $242, $361 and $476, respectively.

5. EMPLOYEE BENEFIT PLANS

  Rogers sponsors the Rogers-American Company, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") under the provisions of Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all employees, except flexible part-time employees, who are at least 21 years of age with at least six months of employment service. These eligible employees can make voluntary contributions to the 401(k) Plan.

  Under the provisions of the 401(k) Plan, Rogers currently matches 25% of an eligible employee's contribution up to certain limits determined by Rogers (currently 6%) of the employee's salary. On an annual basis, Rogers may make a discretionary contribution into the profit sharing component of the 401(k) Plan. For the years ended December 31, 1995, 1996 and 1997, Rogers expensed approximately $738, $615 and $403, respectively, under the terms of the 401(k) Plan.

6. CONTINGENCIES

  Rogers is subject to various legal proceedings that arise in the ordinary course of business. Based on the opinion of Rogers' external legal counsel, management believes the outcome of such legal proceedings will not have a material adverse impact on Rogers' consolidated financial position or results of operations.

7. COMMITMENTS

 Commitments

  Certain of Rogers' principals provide Rogers with funds to be used solely for marketing, advertising and other promotional activities. At December 31, 1997, Rogers had cash of $505 which use was restricted to payment of promotional funds on behalf of its principals. The offsetting liability was recorded as promotional funds in the balance sheet at December 31, 1997. At December 31, 1996, Rogers had $220 of restricted cash and promotional funds liability on the balance sheet.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)


  Several key employees of Rogers have employment agreements that contain incentive bonus awards. The awards are discretionary in nature and are in effect for the period from 1999 to 2007. As of December 31, 1997, Rogers has not accrued a liability for these awards and no amount is due for the year ended December 31, 1997. Rogers may terminate any of the employment agreements for just cause without incurring any liability.

  Rogers has various supplemental pension agreements with individual employees. These agreements provide benefits to those individuals at age 65 or upon the termination of their employment with Rogers, whichever is later. The estimated liability under the agreement is being accrued over the expected remaining years of employment on a present value basis. At December 31, 1996 and 1997, Rogers had accrued approximately $316 and $479, respectively. The vested benefits are payable in 120 equal monthly installments subsequent to the employee's separation or retirement from Rogers. There were no required expenses in 1995 and 1996 and $163 was expensed in 1997 under these agreements.

  Rogers has an agreement with its stockholders whereas in the event of death, disability or retirement of the stockholder, Rogers shall purchase all of the stock owned by each respective stockholder or his or her estate, payable over a 10-year period. This agreement is partially funded by insurance.

  Rogers has an agreement with a stockholder for the redemption of 584 shares of common stock owned by the stockholder evenly over a 10 year period from January 1, 1993 through January 1, 2002. Rogers shall redeem the shares at the book value per share on the last day of the preceding fiscal year applicable to the option exercise date or October 31 1992, whichever is higher.

 Leases

  Rogers leases certain office and warehouse facilities and automobiles under operating leases expiring on various dates through 2003.

  Rental costs, including real estate taxes, amounted to approximately $3,871, $5,773 and $7,985 in 1995, 1996 and 1997, respectively.

  The following is a schedule of future minimum rental payments, exclusive of real estate taxes, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997:

                                                                          RENT
                                                                        PAYMENTS
                                                                        --------
   Year ending December 31,
    1998...............................................................  $3,258
    1999...............................................................   2,688
    2000...............................................................   1,884
    2001...............................................................   1,201
    2002...............................................................      91
    Thereafter.........................................................      17
                                                                         ------
     Total.............................................................  $9,139
                                                                         ======

(8) RELATED PARTY TRANSACTIONS

  Rogers provides office space to an affiliated merchandising entity which began operations in 1997. Rogers owns 49% of the outstanding voting common stock of this entity. In addition, Rogers has guaranteed a $500 line of credit with a bank to this affiliate. At December 31, 1997, approximately $75 was outstanding under the line of credit. Sales and net income of the affiliate for 1997 were $922 and $(1). Total assets at December 31, 1997 were $218. Rogers had no trade receivables outstanding at December 31, 1997 from this affiliate. During 1997, Rogers had no sales to this affiliate.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)


  Rogers is a co-guarantor on a $750 line of credit with a bank for another affiliated entity. Certain of Rogers' shareholders, as a group, own 49% of the voting common stock of this entity. At December 31, 1997, approximately $644 was outstanding under the line of credit. During 1996 and 1997, Rogers recorded commission revenues of approximately $230 and $183 from this affiliate. Trade receivables at December 31, 1996 and 1997 were $48 and $56, respectively.

9. INCOME TAXES

  The (benefit) provision for income taxes for the years ended December 31 1995, 1996 and 1997 is as follows:

                                                              1995  1996   1997
                                                              ----  -----  ----
   Income taxes (credits)--
     Current................................................. $950  $  40  $930
     Deferred................................................  (11)  (500) (126)
                                                              ----  -----  ----
                                                              $939  $(460) $804
                                                              ====  =====  ====

  A reconciliation between the provision for income taxes computed at U.S. federal statutory rates and the effective rates reflected in the accompanying consolidated statements of income are as follows:

                                                                YEAR ENDED
                                                              -----------------
                                                              1995  1996   1997
                                                              ----  -----  ----
   Computed expected tax provision (benefit)................. $671  $(527) $527
   State income taxes, net of federal benefit................  115    (74)   87
   Permanent items...........................................  178    171   140
   Other.....................................................  (25)   (30)   50
                                                              ----  -----  ----
                                                              $939  $(460) $804
                                                              ====  =====  ====

  The tax effect of temporary differences which give rise to deferred income tax assets (liabilities) are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
   Assets--
     Net operating loss carryforwards........................... $  362  $  --
     Tax credit carryforwards...................................     24     --
     Receivable reserves........................................    189     312
     Other......................................................    170     585
                                                                 ------  ------
       Total assets.............................................    745     897
                                                                 ------  ------
     Valuation allowance........................................    --      --
                                                                 ------  ------
       Total assets, net of valuation allowance.................    745     897
                                                                 ------  ------
   Liabilities--
     Property basis differences.................................    (35)    (53)
     Other......................................................    (47)    (56)
                                                                 ------  ------
       Total liabilities........................................    (82)   (109)
                                                                 ------  ------
       Net assets............................................... $  663  $  788
                                                                 ======  ======

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)

10. LONG-TERM DEBT

  As of December 31, long-term debt consists of:

                                                                1996     1997
                                                               -------  -------
   Revolving line of credit................................... $ 3,824  $ 8,370
   Mortgage loan..............................................   3,871    3,794
   Acquisition Agreement--Clarke & Wittekind..................   1,224    1,147
   Acquisition Agreement--A.A. Green..........................   1,050      930
   Acquisition Agreement--Dopson-Hicks........................   2,659    2,396
   Acquisition Agreement--G.B.S...............................     972      823
   Acquisition Agreement--Fitzwater...........................   6,812    5,193
   Acquisition Agreement--Sales Support Inc...................     997    1,002
   Acquisition Agreement--Tinney & Associates.................   1,098      990
   Acquisition Agreement--Brown & Stagner.....................   1,790    1,806
   Other acquisitions.........................................   6,800    6,268
   Bank--Notes payable........................................      96       60
                                                               -------  -------
                                                                31,193   32,779
   Less--Current maturities...................................  (6,344)  (1,949)
                                                               -------  -------
                                                               $24,849  $30,830
                                                               =======  =======

  On November 8, 1996, Rogers entered into a $10,000 secured revolving credit facility with a bank. The revolving line of credit bears interest at a variable rate based on the lesser of the bank's prime rate or LIBOR plus 2.7%, (8.67% at December 31, 1997). Interest is payable monthly. In April 1998, the revolving line-of-credit agreement was amended to extend the term of the agreement through January 31, 1999. Rogers' borrowings under the agreement are limited to certain percentages of eligible receivables and cash surrender value of life insurance. The line is collateralized by commission receivables, cash value of life insurance, intangible assets and proceeds thereof. At December 31, 1997, Rogers had available to it, unused borrowing capacity of $1,630 under the line of credit. The agreement contains certain restrictive covenants. At December 31, 1997, Rogers was in compliance with these covenants.

  A mortgage note was entered into in February 1991 and refinanced in February 1995. The note is secured by land, building and fixtures. The note bears interest at 8.5% with monthly payments of $34 including interest through December 1999 and a balloon payment of $3,646 on January 2000.

  The amounts due under the acquisition agreements represent the total estimated payments to be made pursuant to these agreements. The total estimated payments have been discounted using a rate of approximately 8%. The amounts due under these notes payable are unsecured and extend through 2011. These amounts are payable in either monthly or quarterly installments.

  Rogers has the following debt resulting from business acquisitions:

  Bay Brokerage--Unsecured notes payables bearing interest at 10% per annum with monthly payments of $4 through June 2007 and various other assumed liabilities with various payments through September 2007.

  T&M--Unsecured notes payable bearing interest at 8% per annum, with monthly payments of $2 through September 1999 and $6 through September 2004.

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)


  G.B.S.--Unsecured note payable bearing interest at 7% per annum with monthly payments of $1 starting October 1998 through January 2000. Unsecured note payable bearing interest at 7% per annum with monthly payments of $8 starting October 1997 through September 1998, $7 through September 2005, $5 through August 2006, and one final payment of $7 due on September 2006. Unsecured note payable bearing interest at 7% per annum with monthly payments of $1 starting October 1999 through September 2009.

  Tinney & Associates--Unsecured note payable with imputed interest at 10% per annum, with monthly payments of $6 through July 2000.

  Brown & Stagner--Unsecured note payable with imputed interest of 8% per annum and monthly payments of $3 through July 2000.

  Clarke & Wittekind--Unsecured note payable with imputed interest of 7.8% per annum and monthly payments of $1 through March 2005.

  Dopson-Hicks--Note payable secured by certain tangible assets and stock of the subsidiary bearing interest at 8% per annum and monthly payments of $13 through October 2000, $33 through October 2005 and $21 through October 2010.

  Rogers has unsecured notes payable to various banks bearing interest at 10% and 8.5% with monthly payments of $3 and $1 through June 1999 and through February 2000, respectively.

 Notes Payable

  Future principal payments on long-term debt for the years ending December 31, are as follows:

       1998............................................................. $ 1,949
       1999.............................................................  10,593
       2000.............................................................   5,688
       2001.............................................................   2,207
       2002.............................................................   2,144
       Thereafter.......................................................  10,198
                                                                         -------
         Total.......................................................... $32,779
                                                                         =======

11. SUBSEQUENT EVENTS

  On May 22, 1998, Rogers entered into a stock purchase agreement with Monroe, Inc. and the stockholders of Rogers ("the Purchase Agreement"). Pursuant to the Purchase Agreement, Monroe Inc. will purchase all of the outstanding shares of common stock of Rogers for approximately $35 million in cash and stock of Monroe, Inc. The consummation of the purchase is subject to a number of conditions, including the successful completion of an initial public offering of the common stock of Monroe, Inc. There can be no assurances that the Purchase Agreement will be consummated.

  Upon the consummation of the Purchase Agreement, Rogers intends to distribute certain non-operating assets including the cash surrender value of life insurance policies and Rogers' corporate headquarters building to certain selling shareholders of Rogers. In addition, these shareholders will assume the mortgage note on the

                 ROGERS-AMERICAN COMPANY, INC. AND SUBSIDIARY

           (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)
                                (IN THOUSANDS)

building. In addition, the principal stockholders of Rogers have agreed to transfer a portion of their shares of common stock to Rogers and Rogers will reissue those shares to certain minority shareholders to compensate those employees for valuable prior services. Rogers will record a compensation charge for each of these events in their financial statements at the date of consummation.

  On May 22, 1998, Rogers entered into agreements with certain sellers of businesses acquired by Rogers. These agreements provide Rogers with the option to settle, for a predetermined cash payment, any outstanding obligation due from Rogers to the respective seller as a result of the acquisition. The cash payouts per these options approximate the amounts recorded as liabilities in the accompanying consolidated financial statements. These options expire on September 30, 1998.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OR OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IT IS UNLAWFUL TO MAKE SUCH SOLICI-TATION.

                               -----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  11
The Combination..........................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  29
Management...............................................................  37
Certain Transactions.....................................................  44
Principal Stockholders...................................................  46
Description of Capital Stock.............................................  47
Shares Eligible for Future Sale..........................................  50
Underwriting.............................................................  52
Legal Matters............................................................  54
Experts..................................................................  54
Additional Information...................................................  55
Index to Financial Statements............................................ F-1

                               -----------------

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

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                                      SHARES

                                 MONROE, INC.

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------




                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED     , 1998

PROSPECTUS

                                     SHARES

                                  MONROE, INC.
                                  COMMON STOCK

                                 ------------

  All of the    shares of Common Stock offered hereby are being sold by Merkert
American Corporation (the "Company"). Of the    shares of Common Stock offered
hereby,     are being offered for sale initially outside the United States and
Canada by International Managers to be selected by the Company and     shares
are being offered for sale in a concurrent offering in the United States and Canada by U.S. Underwriters to be selected by the Company. The initial public offering price and the underwriting discount per share will be identical for both offerings. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $    and $    per share. For a discussion relating to factors to be
considered in determining the initial public offering price, see "Underwriting." Application will be made to list the Common Stock on the New York Stock Exchange under the symbol "MKR", subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
 Per Share................................    $            $            $
--------------------------------------------------------------------------------
 Total(3).................................  $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company will agree to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $    .
(3) The Company will grant the International Managers and the U.S. Underwriters
    options to purchase up to an additional       and       shares of Common
    Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $   , $    and $   , respectively. See
    "Underwriting."

                                 ------------

                  The date of this Prospectus is      , 1998.

                                 UNDERWRITING

  Certain international underwriters will act as lead managers (the "Lead Managers") of each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and the International Managers, and concurrently with the
sale of     shares of Common Stock to the U.S. Underwriters (as defined below), the Company agreed to sell to the International Managers, and each of the International Managers, severally and not jointly has agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
     U.S. UNDERWRITER                                                   SHARES
     ----------------                                                  ---------
     Total............................................................
                                                                          ===

  The Company will also enter into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Underwriters selected by the Company will act as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the
sale of   shares of Common Stock to the International Managers pursuant to the
International Purchase Agreement, the Company will agree to sell to the U.S. Underwriters, and the U.S. Underwriters severally will agree to purchase from
the Company, an aggregate of   shares of Common Stock. The initial public
offering price per share and the total underwriting discount per share of Common Stock will be identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, will agree, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters will be conditioned upon one another.

  The Company expects that the Lead Managers will advise the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $   per share of Common Stock. The International Managers may
allow, and such dealers may reallow, a discount not in excess of $   per share
of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company will grant options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate
of    additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise these options solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise these options, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company also will grant options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to
purchase up to an aggregate of    additional shares of Common Stock to cover
over-allotments, if any, on terms similar to those granted to the International Managers.

  At the request of the Company, the Underwriters will reserve for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain directors, officers, and employees of the Company and certain business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The Company and holders of all shares of Common Stock outstanding prior to the Offering, including the Company's executive officers and directors and the holders of shares of Common Stock issued in connection with the Combination will agree, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of the lead underwriter on behalf of the Underwriters for a period of 180 days after the date of this Prospectus; provided, however, that the Company may issue and sell Common Stock pursuant to the 1998 Stock Plan. See "Shares Eligible for Future Sale."

  The International Managers and the U.S. Underwriters will enter into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters will be permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations among the Company, the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market value; and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. See "Risk Factors--Absence of Public Market; Determination of Offering Price and Fluctuations in Market Price."

  The Company expects to apply to list the Common Stock on the New York Stock Exchange, subject to notice of issuance, under the symbol "MKR." In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  Sales of Common Stock to any accounts over which the Underwriters exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

  The Company will agree to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the International Managers and the U.S. Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, form or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                    CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or foreign trust (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. holders of Common Stock under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change on a possibly retroactive basis. Each prospective holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to non-resident alien) by virtue of being present in the United States for (i) at least 31 days in the current calendar year and (ii) for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for the purposes of such 183 days all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). U.S. resident aliens are subject to U.S. federal income taxation as if they were U.S. citizens.

DIVIDENDS

  Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States (and are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption or to claim the benefit of an applicable treaty rate. Such "effectively connected" dividends are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and generally are not subject to withholding. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations (the "Final Withholding Regulations") effective for payments made after December 31, 1999, however, generally backup withholding at a rate of 31% will apply unless a non-U.S. holder of Common Stock satisfies applicable certification requirements.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock except in the following circumstances: (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. holder if an applicable income tax treaty so requires as a condition for such non-U.S. holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the Common Stock); (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and assuming that the Common Stock is "regularly traded on an established securities market" for such purposes, the non- U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  The Company has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Under current law, United States information reporting requirements (other than reporting of dividend payments for purposes of the withholding tax noted above) and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31% generally will apply to dividends paid with respect to Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's United States taxpayer identification number). Generally, unless the payor of dividends has definite knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See "--Dividends".

  In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-United States broker. However, United States information reporting (but not backup withholding) requirements will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

  A non-United States holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

  THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATED HEREOF.

 IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOL-
LARS.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Combination..........................................................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Unaudited Pro Forma Combined Financial Data.....................  18
Selected Financial Data..................................................
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  29
Management...............................................................  37
Certain Transactions.....................................................  44
Principal Stockholders...................................................  46
Description of Capital Stock.............................................  47
Shares Eligible for Future Sale..........................................  50
Certain United States Tax Consequences for Non-U.S. Holders of Common
 Stock...................................................................
Underwriting.............................................................  52
Legal Matters............................................................  54
Experts..................................................................  54
Additional Information...................................................  55
Index to Financial Statements............................................ F-1

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                                      SHARES

                                  MONROE, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------





                                       , 1998

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                                   PART II.
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange listing fee:

   NATURE OF EXPENSE                                                      AMOUNT
   -----------------                                                      ------
   SEC registration fee..................................................  $
   NASD filing fee.......................................................
   NYSE listing fee......................................................
   Legal fees and expenses...............................................
   Accounting fees and expenses..........................................
   Printing expenses.....................................................
   Transfer agent fee....................................................
   Premium for directors' and officers' insurance........................
   Miscellaneous.........................................................
                                                                           ----
     Total...............................................................  $
                                                                           ====

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VII of the Registrant's Amended and Restated Certificate of Incorporation (the "Certificate") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

  Article V of the Registrant's By-laws provides for indemnification by the Registrant of its directors and officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, penalties, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Registrant unless it is determined that such person did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to criminal actions or proceedings, such person had no reasonable cause to believe his or her conduct was unlawful.

  The Registrant intends to enter into indemnification agreements with each of its directors reflecting the foregoing provisions of the By-laws and requiring the advancement of expenses in proceedings involving directors in most circumstances and also intends to purchase directors' and officers' insurance to provide additional protections to the directors and officers of the Registrant in certain circumstances.

  Under the U.S. Purchase Agreement filed as Exhibit 1.1 hereto and the International Purchase Agreement filed as Exhibit 1.2 hereto, the Underwriters will agree to indemnify, under certain conditions, the Registrant, its directors and certain officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended (the "Act"), against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In March 1998, the Registrant issued and sold 1,500 shares of Common Stock to Monroe & Company II, LLC at a purchase price of $.10 per share. No underwriters or underwriting discounts or commissions were involved.

  In April 1998, the Company issued and sold    shares of Common Stock to
Gerald R. Leonard for an aggregate purchase price of $1,500,000. No underwriters or underwriting discounts or commissions were involved. See "Certain Transactions."

  The Company entered into stock purchase agreements with the stockholders of Merkert and Rogers pursuant to which the Company agreed to issue to such stockholders shares of Common Stock in the Combination, as described under "The Combination."

  There was no public offering in such transactions, and the Registrant believes that such transactions were exempt from registration requirements of the Act, by reason of Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits. The following is a complete list of exhibits filed or incorporated by reference as part of this Registration Statement.

  1.1*  Form of U.S. Purchase Agreement.
  1.2*  Form of International Purchase Agreement.
  3.1   Form of Amended and Restated Certificate of Incorporation.
  3.2   Form of Amended and Restated By-laws.
  4.1* Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.
  5.1* Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being offered.
 10.1 Stock Purchase Agreement, dated May 20, 1998, among the Registrant and the stockholders of Merkert Enterprises, Inc.
 10.2 Stock Purchase Agreement, dated May 22, 1998, among the Registrant and the stockholders of Rogers.
 10.3 Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Gerald R. Leonard, Sidney D. Rogers, Jr. and Glenn
        F. Gillian.
 10.4 Form of Employment and Non-Competition Agreement to be entered into by the Registrant and Douglas H. Holstein and Marty D. Carter.
 10.5 Form of Tax Escrow Agreement to be entered into by the Registrant and Robert Q. Crane, as Stockholders' Representative.
 10.6 Form of Indemnification Escrow Agreement to be entered into by the Registrant and Robert Q. Crane, as Stockholders' Representative.
 10.7   Form of General Release to be executed by the stockholders of Merkert
        Enterprises, Inc.
 10.8   Agreement, dated May 11, 1998, between the Registrant and Monroe &
        Company, LLC.
 10.9* Agreement for the purchase of Common Stock between the Registrant and Gerald R. Leonard, dated April 8, 1998.
 10.10* Promissory Note of Gerald R. Leonard dated April 8, 1998.
 10.11* Stock Pledge Agreement between the Registrant and Gerald R. Leonard, dated April 8, 1998.
 10.12  Distributor's Agreement, dated January 1, 1982, between Merkert
        Enterprises, Inc. and Monarch Marking Systems, Inc.
 10.13  Agreement, dated October 30, 1997, between Merkert Laboratories, Inc.
        and Misco Products Corporation.
 10.14  Registration Rights Agreement, dated May 18, 1998, among the
        Registrant, Monroe & Company II, LLC and Gerald R. Leonard.
 10.15 Form of Registration Rights Agreement to be entered into by the Registrant and the stockholders of Merkert Enterprises, Inc.
 10.16 Form of Registration Rights Agreement to be entered into by the Registrant and the stockholders of Rogers-American Company, Inc.
 10.17  Monroe, Inc. 1998 Stock Option and Incentive Plan.
 10.18  Form of Non-Qualified Stock Option Agreement.

 10.19 Form of General Release to be executed by the stockholders, directors and officers of Roger-American Company, Inc.
 10.20 Form of Indemnification Escrow Agreement to be entered into by the Registrant and
       Curtis L. Rogers, Jr as Stockholders' Representative.
 21.1* Subsidiaries of the Registrant.
 23.1* Consent of Counsel (included in Exhibit 5.1 hereto).
 23.2  Consent of Arthur Andersen LLP.
 27.1  Financial Data Schedule.
 99.1  Consent of Edward P. Grace, III to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.2  Consent of James A. Schlindwein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.3  Consent of Gerald R. Leonard to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.4  Consent of Douglas H. Holstein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.

--------
* To be filed by amendment

  (b) The Financial Statement Schedule filed as part of this Registration Statement is as follows:

  Information required by the requested schedules is not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WOBURN, COMMONWEALTH OF MASSACHUSETTS, ON MAY 22, 1998.

                                          Monroe, Inc.

                                             /s/ James L. Monroe,
                                          By: _________________________________
                                                JAMES L. MONROE, PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

         /s/ James L. Monroe            President and            May 22, 1998
-------------------------------------    Director (principal
           JAMES L. MONROE               executive and
                                         financial officer,
                                         sole director)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  1.1*   Form of U.S. Purchase Agreement.
  1.2*   Form of International Purchase Agreement.
  3.1    Form of Amended and Restated Certificate of Incorporation.
  3.2    Form of Amended and Restated By-laws.
  4.1*   Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.
  5.1*   Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being offered.
 10.1    Stock Purchase Agreement, dated May 20, 1998, among the Company and the stockholders of Merkert.
 10.2    Stock Purchase Agreement, dated May 22, 1998, among the Company and the stockholders of Rogers.
 10.3    Form of Employment and Non-Competition Agreement to be entered into by the Company and Gerald R. Leonard, Sidney D. Rogers, Jr. and Glenn F. Gillian.
 10.4    Form of Employment and Non-Competition Agreement to be entered into by the Company and Douglas H. Holstein and Marty D. Carter.
 10.5    Form of Tax Escrow Agreement to be entered into by the Company and Robert Q. Crane, as Stock Holders' Representative.
 10.6    Form of Indemnification Escrow Agreement to be entered into by the Company and
         Robert Q. Crane, as Stockholders' Representative.
 10.7    Form of General Release to be executed by the stockholders of Merkert.
 10.8    Agreement, dated May 11, 1998, between Monroe, Inc. and Monroe & Company, LLC.
 10.9*   Agreement for the purchase of Common Stock between the Company and Gerald R.
         Leonard, dated April 8, 1998.
 10.10*  Promissory Note of Gerald R. Leonard dated April 8, 1998.
 10.11*  Stock Pledge Agreement between the Company and Gerald R. Leonard, dated April 8,
         1998.
 10.12   Distributor's Agreement, dated January 1, 1982, between Merkert and Monarch Marking
         Systems, Inc.
 10.13   Agreement, dated October 30, 1997, between Merkert Laboratories, Inc. and Misco
         Products Corporation.
 10.14   Registration Rights Agreement, dated May 18, 1998, among Monroe, Inc., Monroe &
         Company II, LLC and Gerald R. Leonard.
 10.15   Form of Registration Rights Agreement to be entered into by the Company and the stockholders of Merkert.
 10.16*  Form of Registration Rights Agreement to be entered into by the Company and the stockholders of Rogers,
 10.17   Monroe, Inc. 1998 Stock Option and Incentive Plan.
 10.18   Form of Non-Qualified Stock Option Agreement.
 10.19   Form of General Release to be executed by the Stockholders, Directors and Officers of Roger-American.
 10.20   Form of Indemnification Escrow Agreement to be entered into by the Company and
         Curtis L. Rogers.
 21.1*   Subsidiaries of the Registrant.
 23.1*   Consent of Counsel (included in Exhibit 5.1 hereto).
 23.2    Consent of Arthur Andersen LLP.
 27.1    Financial Data Schedule.
 99.1    Consent of Edward P. Grace, III to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.2    Consent of James A. Schlindwein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.3    Consent of Gerald R. Leonard to be named as a person to be appointed a Director of the Registrant in this Registration Statement.
 99.4    Consent of Douglas H. Holstein to be named as a person to be appointed a Director of the Registrant in this Registration Statement.

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* To be filed by amendment